AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 20, 1994


                                                  REGISTRATION NO. 33-52939

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                               ECKERD CORPORATION
             (Exact name of registrant as specified in its charter)


        DELAWARE                    5912                 13-3302437
    (State or other          (Primary standard         (IRS employer
    jurisdiction of              industrial        identification number)
    incorporation or        classification code
     organization)                number)


                             8333 BRYAN DAIRY ROAD
                              LARGO, FLORIDA 34647
                                 (813) 399-6000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              JAMES M. SANTO, ESQ.
                      SENIOR VICE PRESIDENT/ADMINISTRATION
                             8333 BRYAN DAIRY ROAD
                              LARGO, FLORIDA 34647
                                 (813) 399-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

        STACY J. KANTER, ESQ.                 ROHAN S. WEERASINGHE, ESQ.
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM            SHEARMAN & STERLING
           919 THIRD AVENUE                      599 LEXINGTON AVENUE
       NEW YORK, NEW YORK 10022                NEW YORK, NEW YORK 10022
            (212) 735-3000                          (212) 848-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: as soon as practicable after the registration statement becomes effective.
                            ------------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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
                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus, one to be used in connection with a United States offering (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering (the "International Prospectus"). The two prospectuses will be identical in all respects except for the front cover page, the section entitled "Underwriting" and the outside back cover page.

     The form of the U.S. Prospectus is included herein and the form of the front cover page, the "Underwriting" section and outside back cover page of the International Prospectus are included following the back cover page of the U.S. Prospectus as pages X-1 through X-5.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED APRIL 20, 1994



PROSPECTUS
                                5,000,000 SHARES
                           [ECKERD CORPORATION LOGO]

                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby will be sold by certain stockholders (the "Selling Stockholders") of Eckerd Corporation (the "Company"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares offered hereby.

     Of the 5,000,000 shares offered hereby, 4,000,000 shares are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,000,000 shares are being offered in a concurrent offering outside the United States and Canada by the International Underwriters (the "International Offering" and together with the U.S. Offering, the "Offerings"). The price to public and the underwriting discount per share will be identical for both Offerings. See "Underwriting."


     The Common Stock is listed on the New York Stock Exchange under the symbol "ECK." On April 19, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $20 1/8 per share. See "Price Range of Common Stock and Dividend Policy."


     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                               PROCEEDS TO
                                                  PRICE TO             UNDERWRITING              SELLING
                                                   PUBLIC               DISCOUNT(1)          STOCKHOLDERS(2)
Per Share.................................       $                      $                      $
Total(3)..................................    $                     $                       $

(1) The Company and the Selling Stockholders have agreed to indemnify the several U.S. Underwriters and the several International Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) The Company has agreed to pay certain expenses of the Offerings estimated at $675,000.

(3) The Selling Stockholders have granted the U.S. Underwriters and the International Underwriters 30-day options to purchase up to an aggregate of 600,000 and 150,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to
    Selling Stockholders will be $            , $            , and
    $            , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Common Stock will be made in New
York, New York on or about              , 1994.
                            ------------------------
MERRILL LYNCH & CO.
          BEAR, STEARNS & CO. INC.
                           MORGAN STANLEY & CO.
                               INCORPORATED
                                                RAYMOND JAMES & ASSOCIATES, INC.
                            ------------------------


               The date of this Prospectus is             , 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                [Map and photos]

     IN CONNECTION WITH THE OFFERINGS, THE U.S. UNDERWRITERS AND THE INTERNATIONAL UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus. Unless the context indicates otherwise, all references in this Prospectus to the "Company" include the Company's subsidiaries. All references to fiscal years shall be determined with respect to the calendar year in which the fiscal year begins. The Company's 1993, 1992, 1991 and 1990 fiscal years included 52 weeks of operations, and the Company's 1989 fiscal year included 53 weeks of operations. Unless the context indicates otherwise, the information contained in this Prospectus assumes that the over-allotment options granted by the Selling Stockholders to the Underwriters have not been exercised.

                                  THE COMPANY


     Eckerd Corporation (the "Company" or "Eckerd") operates the Eckerd Drug store chain, which is one of the five largest drug store chains in the United States. At January 29, 1994, the Eckerd Drug store chain consisted of 1,718 stores in 13 states located primarily in the Sunbelt, including 550 stores in Florida and 480 stores in Texas. Over its 40-year history, the Eckerd Drug store chain has built a strong market position in areas where demographic characteristics are favorable to drug store growth. The Company's stores are concentrated in 10 of the 12 metropolitan statistical areas with the largest percentage growth in population from 1980 to 1990, and, according to industry sources, the Company ranks first or second in terms of drug store sales in 12 of the 14 major metropolitan markets in which it operates.


     The primary focus of Eckerd Drug stores is the sale of prescription and over-the-counter drugs. During fiscal 1993, the Company filled more than 81 million prescriptions, and sales of prescription and over-the-counter drugs generated approximately 59% of the Company's drug store sales. During the period from fiscal 1989 to fiscal 1993, the dollar volume of sales of prescription drugs by the Company increased 55.4%.


     The Company believes that its prescription and over-the-counter drug business will continue to represent a significant portion of its sales and profits due to the continued shift to managed health care in the United States, the continued development of new drug products, the aging of the American population and the location of many of the Company's stores in states which have large concentrations of, and which are continuing to experience significant growth in, the number of persons over age 65. According to industry studies, persons over age 65 purchase twice as many prescription drugs and 50% more over-the-counter drugs than the national average. Approximately 60% of the Company's drug stores are located in Florida and Texas, two of the top three states in terms of influx of persons over age 65.


     Another significant focus of Eckerd Drug stores is photo finishing. The Company is among the top three retail photo finishers in the United States, and the Company believes that it is the leading source of photo finishing in all of the major markets in which it operates. The Company processed over 28 million rolls of film in its own photo labs in fiscal 1993 and has several well known branded processing programs. The Company offers overnight photo finishing services in all Eckerd Drug stores and operates Eckerd Express Photo centers, which are one-hour photo finishing mini-labs. Eckerd Express Photo centers were located in 413 Eckerd Drug stores at January 29, 1994. The Company currently intends to continue to expand its one-hour photo finishing business, with a goal of adding approximately 300 new Express Photo centers by 1998. The Company believes that its photo finishing operations provide further opportunities for growth in its drug store business due to both the direct contribution to sales from photo finishing and the significant additional store traffic from such operations, which is important in generating sales of other products.

     In addition to prescription and over-the-counter drugs and photo finishing services, Eckerd Drug stores sell a wide variety of nonpharmacy merchandise, including health and beauty aids, greeting cards and numerous other convenience products. Eckerd-brand products, which are attractively priced and provide higher margins than similar national brand products, represent a growing segment of products offered by Eckerd Drug stores. Sales of private label products accounted for $188.1 million of the Company's sales in fiscal 1993. In 1992 and 1993, the Company reallocated nonpharmacy shelf space within all of its stores, resulting in, among other things, substantially increased store space devoted to greeting cards, increased emphasis on health and beauty aids, and the introduction of a food mart concept in selected locations. In addition, store configurations and marketing programs have been altered so as to promote increased store traffic and more closely conform to customer preferences.

     While the Company believes that it competes primarily on the basis of customer service and convenience, price is becoming an increasingly important factor. In order to enhance its market share and long-term competitive position, beginning in fiscal 1992, the Company phased in a program which involved lowering prices on prescription drugs to non third-party customers. The Company believes that its reduced prescription prices have resulted in it being more aggressively priced than most other traditional drug stores in its markets and have enhanced its competitive position with other shopping formats. The Company also implemented a cost reduction program, which has focused upon decreasing corporate and regional overhead expenses and has provided the Company the flexibility to be more competitive in the marketplace through, among other things, its competitive pricing program without decreasing the level of service provided in its stores. The Company continues to actively evaluate cost savings opportunities and has identified areas which are expected to contribute additional cost reductions of approximately $18.0 million in fiscal 1994, with most of such savings expected to be realized in the third and fourth quarters. There can be no assurance, however, that these additional cost reductions will be realized. See "Business--Business Strategy" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Cost Reduction Program."

     In light of the growth opportunities within the drug store industry, the Company is focused upon maintaining and further enhancing its position within this industry. This strategy involves maintaining a high level of customer service and convenience, while continuing to evaluate opportunities to reduce costs. In marketing its prescription products, the Company plans to continue to offer competitive prices on its prescription sales to non third-party customers, while maintaining its aggressive marketing program to third-party payors, such as insurance companies, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and other managed care providers and government agencies. In terms of nonpharmacy products, the Company plans to continue to actively assess opportunities to reallocate store space to certain products, such as health and beauty aids and greeting cards and adding food marts, all of which have higher sales and gross profit growth potential than other products and which the Company believes increase customer traffic. In addition, the Company plans to expand the number of stores within its existing market areas, both through internal expansion and acquisitions, with a goal of opening or acquiring up to 50 drug stores per year in fiscal 1994 and thereafter through 1997. With the drug store industry experiencing consolidation, the Company believes that there will also be additional acquisition opportunities. The cash costs associated with opening a drug store are estimated to be approximately $455,000, which includes initial inventory costs of approximately $265,000. There can be no assurance, however, that the Company will be able to open or acquire such number of drug stores. In addition to such openings and acquisitions, the Company expects to sell or close approximately 15 drug stores per year in fiscal 1994 and thereafter through 1997. See "Business--Business Strategy--Expansion and Acquisition."

     The Company was formed in 1985 by Merrill Lynch Capital Partners, Inc. ("Merrill Lynch Capital Partners"), an affiliate of Merrill Lynch & Co., Inc. ("ML & Co."), for the purpose of acquiring the former Jack Eckerd Corporation ("Old Eckerd"), in April 1986 (the "Acquisition"). Merrill Lynch Capital Partners formed EDS Holdings Inc. ("EDS") and its wholly owned subsidiary,

Eckerd Holdings II, Inc. ("EH II"), to acquire certain additional drug stores in July 1990. EH II owns 94 drug stores which were operated by the Company as Eckerd Drug stores following their acquisition, from Revco D.S., Inc. and Revco Discount Drug Centers, Inc. (together "Revco"), pursuant to a Management Agreement dated as of July 13, 1990, as amended (the "EH II Management Agreement"). On August 12, 1993, the Company completed an initial public offering (the "IPO") in which it issued and sold 5,175,000 shares of Common Stock for $14.00 per share. In connection with the consummation of the IPO, the holders of EDS common stock exchanged their shares for shares of Common Stock. Immediately thereafter, EDS was merged into Eckerd with EH II becoming a wholly owned subsidiary of Eckerd and the EH II Management Agreement was terminated. The acquisition of EDS by the Company was accounted for as a pooling of interests and all references in this Prospectus to the "Company" for periods prior to such acquisition mean the Company, EDS and their respective subsidiaries. In connection with the IPO, the Company changed its name from "Jack Eckerd Corporation" to "Eckerd Corporation." See "The 1993 Transactions." None of the Company's stockholders sold any shares of Common Stock in the IPO.

                             THE 1993 TRANSACTIONS

     On June 15, 1993, the Company consummated a series of transactions (the "Refinancing") designed to simplify its capital structure, reduce interest expense and dividend costs and provide additional financial flexibility. As part of this refinancing, the Company entered into a $950.0 million senior secured credit agreement with Chemical Bank and NationsBank of Florida, N.A., as managing agents, and the financial institutions party thereto (the "Credit Agreement"). The borrowings under the Credit Agreement, together with funds from other available sources, were used to redeem a substantial amount of the Company's indebtedness and the Company's 14 1/2% Cumulative Redeemable Preferred Stock (the "14 1/2% Preferred Stock").

     On August 12, 1993, the Company consummated the IPO and received net proceeds of approximately $65.8 million. The net proceeds from the IPO were used to reduce outstanding bank indebtedness under the Credit Agreement and the EH II Credit Agreement (as defined under "The 1993 Transactions" below).

     On November 2, 1993, the Company consummated the sale (the "Note Issuance") of $200.0 million aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2004 (the "Notes"). The net proceeds from the Note Issuance were used to redeem (i) the remaining $50.0 million aggregate principal amount of the Discount Subordinated Debentures due May 1, 2006 of the Company (the "13% Discount Debentures") and (ii) $145.0 million aggregate principal amount of the 11 1/8% Subordinated Debentures due 2001 of the Company (the "11 1/8% Debentures"). See "The 1993 Transactions."

                                 THE OFFERINGS

Common Stock Offered by the Selling Stockholders:
  U.S. Offering.....................................          4,000,000 shares
  International Offering............................          1,000,000 shares
     Total..........................................          5,000,000 shares
Total Outstanding Common Stock(1)...................         31,642,902 shares
NYSE Symbol.........................................            ECK

- ---------------

(1) The number of shares of Common Stock outstanding (i) includes 605,022 shares of Non-Voting Common Stock (Series I), par value $.01 per share (the "Non-Voting Common Stock"), which is convertible by the holder thereof at any time into shares of Common Stock and (ii) excludes 1,407,004 shares issuable upon exercise of outstanding employee stock options, 466,110 of which are exercisable as of March 26, 1994 at an average exercise price of $8.85 per share.

                  SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following summary historical financial data for the years and periods presented below has been derived from the Company's consolidated financial statements. The historical financial data for the three fiscal years ended January 29, 1994 has been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements and related notes included elsewhere in this Prospectus. The summary pro forma statement of operations data presented below gives effect to the Refinancing, the IPO, the
Note Issuance and the use of the net proceeds therefrom as if such transactions had occurred as of the beginning of the period presented. The summary pro forma financial data does not purport to represent what the Company's results of operations would actually have been if the Refinancing, the IPO and the Note Issuance and the use of proceeds therefrom in fact had occurred at the beginning of the period presented, or to project the Company's results of operations for any future period. All information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements of the Company and related notes included elsewhere in this Prospectus.


                                                                             FISCAL YEAR ENDED(1)
                                                          ----------------------------------------------------------
                                                           JAN. 29,    JAN. 30,    FEB. 1,     FEB. 2,     FEB. 3,
                                                           1994(2)       1993        1992        1991        1990
                                                          ----------  ----------  ----------  ----------  ----------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Sales and other operating revenue.....................  $4,190,539  $3,887,027  $3,739,852  $3,456,134  $3,175,061
  Gross profit(3).......................................   1,015,164     990,548   1,001,307     928,590     891,239
  Earnings before interest expenses.....................     157,184     135,383     147,098     111,327     135,399
  Total interest expenses...............................     113,215     137,404     143,194     147,309     141,548
  Earnings (loss) before extraordinary items............      41,413      (4,885)        977     (35,982)     (7,977)
  Net earnings (loss) for the year(4)...................      (2,941)     (4,123)      2,657     (35,982)     (6,149)
  Net earnings (loss) available to common shares........      (7,865)    (14,938)     (8,166)    (46,848)    (17,205)
  Earnings (loss) before extraordinary items per common
share (5)...............................................  $     1.24  $    (0.59) $    (0.38) $    (1.97) $    (0.87)
  Net earnings (loss) per common share(6)...............       (0.27)      (0.56)      (0.32)      (1.97)      (0.79)
OTHER OPERATING DATA:
  EBITDA(7).............................................  $  242,252  $  229,217  $  248,677  $  235,687  $  221,251
  EBITDA Margin(8)......................................         5.8%        5.9%        6.6%        6.8%        7.0%
  LIFO charge(9)........................................  $    8,500  $   15,000  $   21,000  $   23,000  $   21,500
  Depreciation..........................................      49,449      53,753      49,554      47,835      41,979
  Amortization of intangibles
    and expenses related to Acquisition and other(10)...      35,619      40,081      52,025      77,925      65,373
  Capital expenditures..................................      33,091      51,389      49,410      73,243      86,781
DRUG STORE DATA:
  Drug stores open at end of period.....................       1,718       1,696       1,675       1,673       1,630
  Comparable drug store sales growth....................         6.1%        3.1%        5.7%        6.9%        6.1%
  Average sales per drug store..........................  $    2,365  $    2,222  $    2,142  $    2,036  $    1,887
  Average sales per selling floor square foot...........         302         283         272         258         238
  Prescription sales as a percentage of drug store
sales...................................................        48.3%       45.4%       44.0%       42.6%       40.3%
  Prescription and over-the-counter sales as a
    percentage of drug store sales......................        59.0%       55.9%       54.7%       52.8%       51.5%


                                                                                                FISCAL YEAR ENDED
                                                                                                  JAN. 29, 1994
                                                                                               -------------------
PRO FORMA STATEMENT OF OPERATIONS DATA:(11)
Total interest expenses(12)..................................................................      $    95,209
Net earnings.................................................................................           57,424(13)
Net earnings available to common shares......................................................           57,424(13)
Net earnings per common share(14)............................................................             1.80
                                                                                               AS OF JAN. 29, 1994
                                                                                               -------------------
BALANCE SHEET DATA:
  Working capital............................................................................      $   306,588
  Total assets...............................................................................        1,417,504
  Long-term debt (including current installments)............................................          954,891
  Stockholders' deficit......................................................................         (179,022)

                                                   (Footnotes on following page)

(Footnotes for preceding page)
- ---------------
 (1) Statement of operations data and other operating data for fiscal year ended February 3, 1990 includes 53 weeks of operations. All other fiscal years include 52 weeks of operations. The drug store data for the fiscal year ended February 3, 1990 has been restated on the basis of a 52-week year for purposes of comparability.

 (2) The statement of operations data and other operating data for the fiscal year ended January 29, 1994 reflect the results of (i) the Refinancing from June 15, 1993 (except for the redemption of certain indebtedness and the 14 1/2% Preferred Stock, which occurred on July 15, 1993 and is reflected from such date), (ii) the IPO from August 12, 1993 and (iii) the Note Issuance from November 2, 1993 (except for the redemption of the 13% Discount Debentures and the 11 1/8% Debentures, which occurred on December 2, 1993 and is reflected from such date). See "The 1993 Transactions."

 (3) Gross profit represents sales and other operating revenue less cost of sales, including store occupancy, warehousing and delivery expense.

 (4) Reflects extraordinary item of $762 in fiscal 1992, $1,680 in fiscal 1991 and $1,828 in fiscal 1989, relating to the tax effect of utilization of net operating loss carryforwards and extraordinary loss net of taxes of $44,354 in fiscal 1993 relating to the early retirement of debt and preferred stock.

 (5) Reflects payment of preferred stock dividends of $4,924 in fiscal 1993, $10,815 in fiscal 1992, $10,823 in fiscal 1991, $10,866 in fiscal 1990 and
     $11,056 in fiscal 1989.


 (6) Net earnings (loss) per common share was calculated on the basis of 29,392,805, 26,573,902, 25,677,103, 23,793,496 and 21,764,865 weighted average shares of Common Stock outstanding for fiscal 1993, 1992, 1991, 1990 and 1989, respectively.


 (7) EBITDA means earnings before interest, taxes, depreciation, amortization of intangibles and expenses related to Acquisition and other and, for fiscal 1989 and 1990, the reversal of the inventory valuation reserve established in fiscal 1986 in connection with the Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Impact of Non Cash and Non Recurring Charges." The Company believes that EBITDA is the most relevant measure of its operating results because of the significant amount of charges resulting from the Acquisition and other transactions which are non cash and/or non recurring. However, EBITDA should not be considered in isolation or as a substitute for net earnings and other statement of operations data prepared in accordance with generally accepted accounting principles as a measure of the Company's profitability or liquidity.

 (8) EBITDA Margin means EBITDA as a percentage of sales and other operating revenue.

 (9) LIFO charge for fiscal 1989 and 1990 is before the reversal of the inventory valuation reserve established in fiscal 1986 in connection with the Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Impact of Non Cash and Non Recurring Charges--Reversal of Inventory Valuation Reserve."

 (10) Includes amortization of assets written up as a result of the Acquisition, including goodwill, and charges due to certain performance-related management compensation programs. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Impact of Non Cash and Non Recurring Charges."


(11) The pro forma statement of operations data reflects the Refinancing, the IPO, the Note Issuance and the use of the net proceeds as if such transactions had occurred as of the beginning of the period presented. See "Pro Forma Financial Data."


(12) Pro forma interest expense was computed assuming a rate of 7 1/2% under the Credit Agreement and the EH II Credit Agreement for all periods.

(13) Does not reflect the extraordinary item of $44.4 million (net of income tax benefit of $0.9 million) which was recognized as a result of the repayment of existing indebtedness and redemption of the 14 1/2% Preferred Stock and consisted of prepayment penalties and fees for certain consents and waivers of $14.5 million, the write offs of unamortized deferred debt expense of $19.0 million, additional amortization of original issue discount of $11.0 million and costs associated with the early extinguishment of debt of $0.8 million.


(14) The pro forma statement of operations data assumes 31,980,305 weighted average shares of Common Stock outstanding for the fiscal year ended January 29, 1994.

                                  THE COMPANY

GENERAL


     The Company operates the Eckerd Drug store chain, which is one of the five largest drug store chains in the United States. At January 29, 1994, the Eckerd Drug store chain consisted of 1,718 stores in 13 states located primarily in the Sunbelt, including 550 stores in Florida and 480 stores in Texas. Over its 40-year history, the Eckerd Drug store chain has built a strong market position in areas where demographic characteristics are favorable to drug store growth. The Company's stores are concentrated in 10 of the 12 metropolitan statistical areas with the largest percentage growth in population from 1980 to 1990, and, according to industry sources, the Company ranks first or second in terms of drug store sales in 12 of the 14 major metropolitan markets in which it operates.


     The primary focus of Eckerd Drug stores is the sale of prescription and over-the-counter drugs. During fiscal 1993, the Company filled more than 81 million prescriptions, and sales of prescription and over-the-counter drugs generated approximately 59% of the Company's drug store sales. During the period from fiscal 1989 to fiscal 1993, the dollar volume of sales of prescription drugs by the Company increased 55.4%.

     Another significant focus of Eckerd Drug stores is photo finishing. The Company is among the top three retail photo finishers in the United States, and the Company believes that it is the leading source of photo finishing in all of the major markets in which it operates. The Company processed over 28 million rolls of film in its own photo labs in fiscal 1993 and has several well known branded processing programs.



     The Company was formed in 1985 by Merrill Lynch Capital Partners for the purpose of effecting the Acquisition. Prior to the Acquisition in April 1986, the Company had no activities other than those connected to the Acquisition. The stockholders of the Company include (i) certain partnerships affiliated with Merrill Lynch Capital Partners, (ii) certain other affiliates of ML & Co. ((i) and (ii), collectively, the "Merrill Lynch Investors"), (iii) approximately 25 members of management (the "Management Investors"), (iv) the Company's Employees' Profit Sharing Plan and (v) certain affiliates of the banks which provided part of the financing for the Acquisition and other institutional investors. As of March 26, 1994, the Merrill Lynch Investors owned approximately 14,697,104 shares, or 46.45%, of the Common Stock, and the Management Investors owned approximately 1,997,407 shares, or 6.31%, of the Common Stock. Upon consummation of the Offerings, the Merrill Lynch Investors will own 11,885,959 shares, or 37.56%, of the Common Stock (approximately 36.23% if the over-allotment options are exercised in full). The Management Investors are not selling any shares of Common Stock in the Offerings. See "Principal and Selling Stockholders."



     The Company was incorporated in Delaware in 1985. The Company's principal executive offices are located at 8333 Bryan Dairy Road, Largo, Florida 34647; telephone number (813) 399-6000.

                                  RISK FACTORS

     Prior to making an investment decision, prospective purchasers of Common Stock should carefully consider all of the information contained in this Prospectus, and, in particular, should evaluate the following risk factors.

SUBSTANTIAL INDEBTEDNESS

     As a result of the Acquisition, the related financing and refinancings thereof, the Company is highly leveraged. At January 29, 1994, the Company had long-term debt (including current maturities) of approximately $954.9 million and a stockholders' deficit of approximately $179.0 million. See "Capitalization." The Company may incur additional indebtedness in the future, including (i) unused and available borrowing commitments under the revolving credit facility portion of the Credit Agreement of $223.9 million on January 29, 1994 and (ii) up to an additional $150.0 million aggregate principal amount of debt securities (the "Debt Securities") which are registered pursuant to an effective shelf registration statement, subject in all cases to certain restrictions contained in the Credit Agreement, the Notes and the Company's other debt instruments. See "--Restrictions Imposed by Terms of the Company's Indebtedness." As of March 26, 1994, the Company had borrowed an additional $137.5 million under the revolving credit facility portion of the Credit Agreement.



     The ability of the Company to make cash payments to satisfy its substantial indebtedness will depend upon its future operating performance, which is subject to prevailing economic conditions, and to financial, business and other factors beyond the Company's control. Based upon the Company's ability to generate cash flow from operating activities, the available unused portion of the working capital revolving loans under the Credit Agreement and other existing financing sources, the Company believes that it will have the funds necessary to meet the principal and interest payments on its debt as they become due and to operate and expand its businesses. However, there can be no assurance that the Company will be able to do so. If the Company is unable to generate sufficient earnings and cash flow to meet its obligations with respect to its outstanding indebtedness, refinancing of certain of these debt obligations or asset dispositions might be required. In the event debt refinancing is required, there can be no assurance that the Company can effect such refinancing on satisfactory terms or that the refinancing will be permitted by the lenders under the Credit Agreement, by the terms of the Notes or by the other creditors of the Company. In addition, asset dispositions may be made under circumstances which might not be favorable to realizing the best price for such assets. Moreover, there can be no assurance that assets can be sold promptly enough, or for amounts sufficient to satisfy outstanding debt obligations. The Credit Agreement and the Notes contain certain restrictions on the Company's ability to sell assets and on the use of proceeds from permitted asset sales. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources." For information regarding restrictions on debt refinancing and asset dispositions, see "Description of Certain Indebtedness."


     While the Refinancing, the IPO and the Note Issuance have improved the Company's financial flexibility, the substantial interest and principal payment requirements on borrowings under the Credit Agreement, the Notes and the Company's other indebtedness could have important consequences to holders of Common Stock, including (i) limiting the Company's ability to effect future financings and otherwise restricting corporate activities, including the Company's ability to respond to market conditions, to provide for capital expenditures or to take advantage of acquisition opportunities and (ii) reducing the funds available to the Company for its operations. The Credit Agreement, the Notes and certain other financing agreements impose other operating and financial restrictions on the Company, the failure to comply with which may result in an event of default which, if not cured or waived, would have a material adverse effect on the Company. See"--Restrictions Imposed by Terms of the Company's Indebtedness."


     All of the Company's indebtedness under the Credit Agreement is at variable rates of interest, causing the Company to be sensitive to prevailing interest rates. As required by the Credit Agreement, the Company has entered into certain interest rate protection agreements with respect to $200.0 million of its floating rate exposure. Such interest rate protection agreements will remain in full force and effect through August 1996. At January 29, 1994, the Company had an additional $371.7 million of borrowings under the Credit Agreement ($509.2 million at March 26, 1994), which are at variable rates of interest. To the extent interest rates rise, the Company's ability to pay principal and interest on borrowings under the Credit Agreement and its other indebtedness could be adversely affected. See "Description of Certain Indebtedness--The Credit Agreement."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The terms and conditions of the Credit Agreement and the indenture pursuant to which the Notes were issued (the "Notes Indenture") impose restrictions that affect, among other things, the ability of the Company and its subsidiaries to incur debt, pay dividends, make acquisitions, create liens and make capital expenditures. See "Description of Certain Indebtedness--The Credit Agreement" and "--The Notes." The Credit Agreement also requires the Company to satisfy certain financial covenants on a quarterly basis. The ability of the Company to comply with such financial covenants can be affected by events beyond the Company's control, and there can be no assurance that the Company will achieve operating results that will comply with such covenants. A breach of any of these covenants could result in a default under the Credit Agreement and other indebtedness of the Company. The lenders under the Credit Agreement could elect to declare all amounts borrowed thereunder, together with accrued interest, to be due and payable. If the Credit Agreement indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such Credit Agreement indebtedness and the other indebtedness of the Company.

COMPETITION


     The Company operates in highly competitive industries. In addition to traditional competition from independent drug stores and other drug store chains, Eckerd Drug stores face competition from mass merchants (including discounters and deep discounters), supermarkets, combination food and drug stores, mail order distributors, hospitals and HMOs and other managed care providers. These other formats have experienced significant growth in their market share of the prescription and over-the-counter drug business. Many of these competitors have greater financial resources than the Company. The Company competes with these competitors primarily on the basis of customer service, convenience and price. Beginning in fiscal 1992, the Company phased in a program of lowering prices to compete more aggressively with these competitors. See "Business--Business Strategy--Competitive Pricing" and "Business--Business Strategy--Competition."


SALES TO THIRD PARTY PAYORS

     A growing percentage of the Company's prescription drug volume has been accounted for by sales to customers who are covered by third-party payment programs. Third-party prescription sales accounted for approximately 58.0%, 49.6%, 43.1%, 36.0% and 30.7% of the Company's prescription sales in fiscal 1993, fiscal 1992, fiscal 1991, fiscal 1990 and fiscal 1989, respectively. Prescription sales to third-party payors, in terms of both dollar volume and as a percentage of total prescription sales, continued to increase in fiscal 1993, and the Company expects this trend to continue. Although contracts with third-party payors may increase the volume of prescription sales and gross profits, third-party payors typically negotiate lower prescription prices than those on non third-party prescriptions. Accordingly, there has been downward pressure on gross profit margins on sales of prescription drugs which is expected to continue in future periods. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--The Drug Store Industry."

PRESCRIPTION DRUG SALES AND FUTURE REGULATION

     The Company relies on prescription drug sales for a significant portion of its revenues and profits, and prescription drug sales represent a growing segment of the Company's business. Prescription drug sales accounted for approximately 48.3%, 45.4%, 44.0%, 42.6% and 40.3% of the Company's drug store sales for fiscal 1993, fiscal 1992, fiscal 1991, fiscal 1990 and fiscal 1989, respectively. These revenues are affected by changes within the health care industry, including changes in programs providing for reimbursement of the cost of prescription drugs by third-party payors, such as government and private sources, and regulatory changes relating to the approval process for prescription drugs. The Clinton Administration has stated that health care reform is one of its top priorities, and a governmental task force was appointed to prepare recommendations as to changes which should be implemented. President Clinton's plan for health care reform was outlined broadly to Congress on September 22, 1993 and was subsequently introduced as legislation on November 23, 1993. The President's plan is currently being considered by several committees of Congress. The goal of the President's plan, which would be phased in from 1995 through 1997, is to guarantee comprehensive health coverage (including prescription drugs) for all Americans regardless of health or employment status through a system of regional and corporate health alliances that are expected to promote competition and maintain quality, service and price. Under President Clinton's plan, all employers would be required to pay at least 80% of the coverage for their employees, and an independent national supervisory board would be established to implement and enforce the national budget for health care spending, with the power, among others, to investigate the prices of new drugs that represent a breakthrough over existing therapies. In addition, under the Clinton health care reform plan, benefits offered under the Medicare program would be expanded to cover prescription drugs on an outpatient basis, and discriminatory pricing by prescription drug manufacturers based on "class of trade" (e.g., hospitals, mail order pharmacies, HMOs) would be eliminated. A number of competing health care reform proposals have been introduced in Congress and others are expected to be introduced in the future. President Clinton's proposals to expand prescription drug coverage to all Americans, including those covered by the Medicare program, and to eliminate discriminatory pricing by prescription drug manufacturers may not be included in any of the other health care reform proposals. The Company cannot predict the outcome of the Clinton health care reform plan or of any other reform initiatives or the impact thereof on the Company's financial position or results of operations. Health care reform, if implemented, could adversely affect the pricing of prescription drugs or the amount of reimbursement from governmental agencies and third-party payors, and consequently could be adverse to the Company. However, to the extent health care reform expands the number of persons receiving health care benefits covering the purchase of prescription drugs, it would also result in increased purchases of such drugs and could thereby have a favorable impact on both the Company and the retail drug industry in general. Nevertheless, there can be no assurance that any such future legislation or any similar legislation adopted by any states in which the Company operates will not adversely affect the Company or the retail drug store industry generally. See "Business--Regulation."

PRINCIPAL STOCKHOLDERS



     Upon completion of the Offerings, the Merrill Lynch Investors will own approximately 37.56% of the outstanding shares of Common Stock (approximately 36.23% if the over-allotment options are exercised in full) and the Management Investors will own approximately 6.31% of the outstanding shares of Common Stock. As a result of such stock ownership, if the Merrill Lynch Investors and the Management Investors were to vote together, they would likely continue to be in a position to elect the Board of Directors of the Company, to approve or disapprove of other matters requiring stockholder approval and to effectively control the affairs and policies of the Company. The Merrill Lynch Investors are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), one of the representatives of the U.S. Underwriters, and Merrill Lynch International Limited, one of the representatives of the International Underwriters. In addition, certain provisions of the Company's Certificate of Incorporation and By-laws could make more difficult non-negotiated acquisitions of the Company. These provisions include a staggered board of directors, limitation on actions by written consent of stockholders and advance notice procedures for nominations of directors and other stockholder proposals. See "Principal and Selling Stockholders" and "Description of Capital Stock-- Certificate of Incorporation and By-laws."



SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offerings, approximately 31,642,902 shares of Common Stock will be outstanding (including all of the shares of Common Stock sold in the Offerings). All of the shares sold in the Offerings, together with the 5,175,000 shares of Common Stock sold in the IPO and the

1,407,004 shares of Common Stock issued upon exercise of options granted pursuant to the 1993 Stock Option and Incentive Plan, will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an affiliate of the Company. The remaining outstanding shares of Common Stock held by existing stockholders will be "restricted securities" of the Company within the meaning of Rule 144 under the Securities Act and may not be sold unless they are registered under the Securities Act or sold pursuant to an exemption from registration thereunder, including the exemption contained in Rule 144, which contains certain volume and other resale limitations. Pursuant to Rule 144(k), however, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at the time of sale and has not been an affiliate during the three months immediately preceding the sale may sell such shares without regard to such volume and other resale limitations of Rule 144 provided that a period of at least three years has elapsed since the later of the date the securities were acquired from the issuer or from an affiliate of the issuer.

     The Merrill Lynch Investors, the Management Investors and the other existing stockholders of the Company and EDS were granted rights entitling them, under specified circumstances, to cause the Company to register for sale all or part of their shares of Common Stock and to include such shares in any registered public offerings of Common Stock by the Company. The Company is effecting the Offerings pursuant to the exercise by the Merrill Lynch Investors and the other Selling Stockholders of their demand registration rights under the Registration Rights Agreement (as defined). See "Description of Capital Stock--Registration Rights."


     Pursuant to the Registration Rights Agreement, each holder of at least 1% of the outstanding shares of Common Stock who is a party thereto has agreed for a period beginning seven days before, and ending 120 days after, the effective date of the Registration Statement of which this Prospectus is a part, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of Common Stock or any securities convertible into or exchangeable for Common Stock, or any rights or warrants to acquire Common Stock. Approximately 54.22% of the shares of Common Stock outstanding upon consummation of the Offerings will be subject to such provision. In addition, each of the Company and the executive officers and directors of the Company will agree, for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part, not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock without the prior written consent of the Representatives of the Underwriters.



     No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon exercise of employee stock options) in the public market following the Offerings, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

     Future sales of Common Stock could also affect the Company's ability to use its net operating loss carryovers. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Tax Net Operating Loss Carryforwards."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the New York Stock Exchange under the symbol "ECK." The following table sets forth on a per share basis, for the periods indicated, the high and low sales prices of the Common Stock as reported by the New York Stock Exchange. The Common Stock was not publicly traded, and no dividends were paid on the Common Stock, prior to the completion of the IPO on August 12, 1993.


                                                              PRICE RANGE
                                                         --------------------
                                                            HIGH        LOW
                                                         ---------  ---------
FISCAL 1993:
  Third Quarter (from August 6, 1993)..................  $   18.00  $   12.75
  Fourth Quarter.......................................      20.75      13.75
FISCAL 1994:
  First Quarter (through April 19, 1994)................     24.00      18.50


     A recent closing sale price as reported on the New York Stock Exchange is set forth on the cover page of this Prospectus.

     The Company has never paid dividends on its Common Stock and does not intend to pay dividends i8n the foreseeable future. The payment of dividends by the Company is subject to restrictions under certain of its financing agreements, including the Credit Agreement and the Notes Indenture. See "Description of Certain Indebtedness." Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at January 29, 1994. The table should be read in conjunction with the Company's consolidated financial statements included elsewhere in this Prospectus. The Company will not receive any of the proceeds from the sale of the shares of Common Stock in the Offerings.




                                                         AS OF JANUARY 29, 1994
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
Total long-term debt (including current installments):
  Credit Agreement
     Tranche A term loans..............................       $    429,948
     Tranche B term loans..............................            141,741
     Revolving loans and bankers' acceptances..........              4,500
  Notes................................................            200,000
  11 1/8% Debentures...................................            134,557
  Variable rate demand industrial revenue bonds........             18,250
  Other (principally notes secured by fixtures
    and equipment).....................................             25,895
                                                         ----------------------
     Total long-term debt (including current
         installments).................................            954,891
                                                         ----------------------
Stockholders' equity (deficit):
  Common stock.........................................                316
  Capital in excess of par value.......................            225,560
  Retained deficit.....................................           (404,898)
                                                         ----------------------
     Total common stockholders' deficit................           (179,022)
                                                         ----------------------
Total capitalization...................................       $    775,869
                                                         ----------------------
                                                         ----------------------

                       SELECTED HISTORICAL FINANCIAL DATA

     The following historical selected financial data for the years and periods presented below has been derived from the Company's consolidated financial statements. The historical financial data for the three fiscal years ended January 29, 1994 has been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements and related notes included elsewhere in this Prospectus. All information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements of the Company and related notes included elsewhere in this Prospectus.


                                                                                        FISCAL YEAR ENDED(1)
                                                                   ---------------------------------------------------------------
                                                                    JAN. 29,     JAN. 30,      FEB. 1,      FEB. 2,      FEB. 3,
                                                                     1994(2)       1993         1992         1991         1990
                                                                   -----------  -----------  -----------  -----------  -----------
                                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Sales and other operating revenue..............................  $ 4,190,539  $ 3,887,027  $ 3,739,852  $ 3,456,134  $ 3,175,061
  Cost of sales, including store occupancy, warehousing, and
    delivery expense.............................................    3,175,375    2,896,479    2,738,545    2,527,544    2,283,822
                                                                   -----------  -----------  -----------  -----------  -----------
  Gross profit...................................................    1,015,164      990,548    1,001,307      928,590      891,239
  Operating and administrative expenses..........................      857,980      855,165      854,209      817,263      755,840
                                                                   -----------  -----------  -----------  -----------  -----------
  Earnings before interest expenses..............................      157,184      135,383      147,098      111,327      135,399
  Total interest expenses........................................      113,215      137,404      143,194      147,309      141,548
                                                                   -----------  -----------  -----------  -----------  -----------
  Earnings (loss) before income taxes and extraordinary items....       43,969       (2,021)       3,904      (35,982)      (6,149)
  Income tax provision...........................................        2,556        2,864        2,927      --             1,828
                                                                   -----------  -----------  -----------  -----------  -----------
  Earnings (loss) before extraordinary items.....................       41,413       (4,885)         977      (35,982)      (7,977)
  Extraordinary item--early retirement of debt and preferred
    stock, net of tax benefit....................................      (44,354)     --           --           --           --
  Extraordinary item--tax effect of utilization of net operating
    loss carryforward............................................      --               762        1,680      --             1,828
                                                                   -----------  -----------  -----------  -----------  -----------
  Net earnings (loss) for the year...............................  $    (2,941) $    (4,123) $     2,657  $   (35,982) $    (6,149)
                                                                   -----------  -----------  -----------  -----------  -----------
                                                                   -----------  -----------  -----------  -----------  -----------
  Net earnings (loss) available to common shares.................  $    (7,865) $   (14,938) $    (8,166) $   (46,848) $   (17,205)
  Earnings (loss) before extraordinary items per common share
    (3)..........................................................  $      1.24  $     (0.59) $     (0.38) $     (1.97) $     (0.87)
  Net earnings (loss) per common share(4)........................        (0.27)       (0.56)       (0.32)       (1.97)       (0.79)
OTHER OPERATING DATA:
  EBITDA(5)......................................................  $   242,252  $   229,217  $   248,677  $   235,687  $   221,251
  EBITDA Margin(6)...............................................          5.8%        5.9%          6.6%         6.8%         7.0%
  LIFO charge(7).................................................  $     8,500  $    15,000  $    21,000  $    23,000  $    21,500
  Depreciation...................................................       49,449       53,753       49,554       47,835       41,979
  Amortization of intangibles and expenses related to Acquisition
    and other(8).................................................       35,619       40,081       52,025       77,925       65,373
  Capital expenditures...........................................       33,091       51,389       49,410       73,243       86,781
DRUG STORE DATA:
  Stores open at end of period...................................        1,718        1,696        1,675        1,673        1,630
  Comparable drug store sales growth.............................          6.1%        3.1%          5.7%         6.9%         6.1%
  Average sales per store........................................  $     2,365  $     2,222  $     2,142  $     2,036  $     1,887
  Average sales per selling floor square foot....................          302          283          272          258          238
  Prescription sales as a percentage of drug store sales.........         48.3%       45.4%         44.0%        42.6%        40.3%
  Prescription and over-the-counter sales as a percentage of drug
    store sales..................................................         59.0%       55.9%         54.7%        52.8%        51.5%
BALANCE SHEET DATA:
  Working capital................................................  $   306,588  $   367,027  $   328,617  $   347,775  $   175,009
  Total assets...................................................    1,417,504    1,418,922    1,412,249    1,443,167    1,392,987
  Long-term debt (including current installments)................      954,891    1,048,222    1,023,106    1,084,088    1,078,826
  Preferred stock................................................      --            75,000       75,000       75,000       75,000
  Stockholders' deficit..........................................     (179,022)    (243,291)    (228,353)    (220,187)    (208,339)


                                                   (Footnotes on following page)

(Footnotes for preceding page)

- ---------------
(1) Statement of operations data and other operating data for fiscal year ended February 3, 1990 includes 53 weeks of operations. All other fiscal years include 52 weeks of operations. The drug store data for fiscal year ended February 3, 1990 has been restated on the basis of a 52-week year for purposes of comparability.

(2) The statement of operations data and other operating data for the fiscal year ended January 29, 1994 reflect the results of (i) the Refinancing from June 15, 1993 (except for the redemption of the Floating Rate Notes, 13% Fixed Rate Notes, 13% Discount Debentures and 14 1/2% Preferred Stock (as such terms are defined in "The 1993 Transactions"), which occurred on July 15, 1993 and is reflected from such date), (ii) the IPO from August 12, 1993 and (iii) the Note Issuance from November 2, 1993 (except for the redemption of the 13% Discount Debentures and the 11 1/8% Debentures, which occurred on December 2, 1993 and is reflected from such date). See "The 1993 Transactions."

(3) Reflects payment of preferred stock dividends of $4,924 in fiscal 1993, $10,815 in fiscal 1992, $10,823 in fiscal 1991, $10,866 in fiscal 1990 and
    $11,056 in fiscal 1989.


(4) Net earnings (loss) per common share was calculated on the basis of 29,392,805, 26,573,902, 25,677,103, 23,793,496 and 21,764,865 weighted average shares of Common Stock outstanding for fiscal 1993, 1992, 1991, 1990 and 1989, respectively.


(5) EBITDA means earnings before interest, taxes, depreciation, amortization of intangibles and expenses related to Acquisition and other and, for fiscal 1989 and 1990, the reversal of the inventory valuation reserve established in fiscal 1986 in connection with the Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Impact of Non Cash and Non Recurring Charges." The Company believes that EBITDA is the most relevant measure of its operating results because of the significant amount of charges resulting from the Acquisition and other transactions which are non-cash and/or non-recurring. However, EBITDA should not be considered in isolation or as a substitute for net earnings and other statement of operations data prepared in accordance with generally accepted accounting principles as a measure of the Company's profitability or liquidity.

(6) EBITDA Margin means EBITDA as a percentage of sales and other operating revenue.

(7) LIFO charge for fiscal 1989 and 1990 is before the reversal of the inventory valuation reserve established in fiscal 1986 in connection with the Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General-- Impact of Non Cash and Non Recurring Charges--Reversal of Inventory Valuation Reserve."

(8) Includes amortization of assets written up as a result of the Acquisition, including goodwill, and charges due to certain performance related management compensation programs. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Impact of Non Cash and Non Recurring Charges."

                             THE 1993 TRANSACTIONS

THE REFINANCING

     On June 15, 1993, the Company consummated the Refinancing, which was designed to simplify its capital structure, reduce interest expense and dividend costs and provide additional financial flexibility. The Company entered into the Credit Agreement, which provides for (a) a $650.0 million term loan facility (the "Senior Term Loans") consisting of a six-year amortizing Tranche A term loan facility of $500.0 million (the "Tranche A Term Loans") and a seven-year amortizing Tranche B term loan facility of $150.0 million (the "Tranche B Term Loans") and (b) a $300.0 million six-year revolving credit facility (a portion of which is available as a swingline loan facility and as a letter of credit and bankers' acceptance facility) (the "Revolving Loans"). The Company also entered into a sale and leaseback arrangement with Imaging Financial Services, Inc. (the "IFS Sale and Leaseback") relating to approximately $35.0 million of photo processing equipment. In addition, Eckerd, EDS and EH II amended the EH II Management Agreement to provide for the payment by EH II to Eckerd of $40.0 million, of which approximately $22.0 million represented payment by EH II of the management fee and interest thereon which was accrued and previously deferred and approximately $18.0 million represented prepayment by EH II of the management fee to be earned by the Company in the future, which prepayment was evidenced by an unsecured promissory note (the "EH II Note"). EH II obtained the funds necessary for such payments from cash generated by its operations and from borrowings of approximately $31.6 million under a new revolving credit and term loan agreement dated as of June 7, 1993 (the "EH II Credit Agreement") (the borrowings under the Credit Agreement, the consummation of the IFS Sale and Leaseback, the amendment to the EH II Management Agreement, including Eckerd's obligations under the EH II Note, borrowings under the EH II Credit Agreement, and the application of the proceeds therefrom, are collectively referred to as the "Refinancing"). For a more detailed description of the Credit Agreement and the IFS Sale and Leaseback, see "Description of Certain Indebtedness."

     The net proceeds from the Refinancing were used to pay, prepay or redeem
(i) borrowings outstanding under the Company's prior Credit Agreement, dated as 99of July 13, 1990, as amended, with Morgan Guaranty Trust Company of New York and the other lenders party thereto (the "Old Credit Agreement"), which consisted of a revolving credit facility and a term loan facility, (ii) the 11.39% Senior Notes due January 31, 1995 of the Company (the "11.39% Senior Notes"), at a prepayment price of 100% of the principal amount thereof plus a make-whole amount, (iii) the 11.75% Senior Notes due April 15, 1995 of the Company (the "11.75% Senior Notes"), at a prepayment price of 105% of the principal amount thereof, (iv) the Senior Secured Floating Rate Notes due
April 15, 1997 of the Company (the "Floating Rate Notes"), at a redemption price of 101% of the principal amount thereof, (v) the 13% Senior Secured
Fixed Rate Notes due April 15, 1997 of the Company (the "13% Fixed Rate Notes"), at a redemption price of 106.6% of the principal amount thereof,
(vi) the 13% Discount Debentures, at a redemption price of 100% of the principal amount thereof (except for the $50.0 million aggregate principal amount of 13% Discount Debentures which was subsequently redeemed with the net proceeds from the Note Issuance) and (vii) the 14 1/2% Preferred Stock, at a redemption price of $1,000 per share plus a redemption premium of $48.30 per share.

THE IPO AND RELATED TRANSACTIONS AND THE NOTE ISSUANCE

     On August 12, 1993, the Company consummated the IPO and certain related transactions. Immediately prior to the consummation of the IPO, the stockholders of EDS (which included certain of the Merrill Lynch Investors, certain of the Management Investors and certain of the Selling Stockholders) exchanged their shares of EDS common stock for shares of Class A common stock of the Company. EDS was subsequently merged into the Company with EH II becoming a wholly owned subsidiary of the Company, and the EH II Management Agreement was terminated upon consummation of the IPO. In connection with the IPO the Company also amended its Restated Certificate of Incorporation to effect, among other things,
(i) the reclassification of its Class A common stock and Class B common stock into Common Stock at certain specified rates, (ii) a 2-for-3 reverse stock split (the "Stock Split"),
(iii) the adoption of certain provisions such as a classified board of directors and the prohibition of stockholder action by written consent, which could make non-negotiated acquisitions of the Company more difficult and (iv) the change of the Company's name from "Jack Eckerd Corporation" to "Eckerd Corporation." Of the approximately $65.8 million of net proceeds of the IPO, the Company used approximately $30.0 million to repay all borrowings outstanding under the EH II Credit Agreement and the balance to repay borrowings under the Credit Agreement consisting of Tranche A Term Loans of $27.5 million and Tranche B Term Loans of $8.3 million.

     On November 2, 1993, the Company consummated the Note Issuance. The net proceeds from the Note Issuance were used to redeem (i) the remaining $50.0 million aggregate principal amount of the 13% Discount Debentures and (ii) $145.0 million aggregate principal amount of the 11 1/8% Debentures.

     The following table illustrates the sources and uses of funds in the Refinancing, the IPO and the Note Issuance.

                             (Dollars in millions)


SOURCES OF FUNDS:
  Credit Agreement
     Tranche A Term Loans.......................................  $     500
     Tranche B Term Loans.......................................        150
     Revolving Loans............................................         70
  EH II Management Agreement....................................         40
  IFS Sale and Leaseback........................................         35
  IPO...........................................................         66
  Note Issuance.................................................        195
                                                                  ---------
                                                                  $   1,056
                                                                  ---------
                                                                  ---------
USE OF FUNDS:
  Old Credit Agreement
     Term loans..................................................  $      25
     Revolving credit facility...................................        125
  Credit Agreement
     Tranche A Term Loans........................................         28
     Tranche B Term Loans........................................          8
  EH II Credit Agreement.........................................         30
  11.39% Senior Notes............................................         50
  11.75% Senior Notes............................................         45
  Floating Rate Notes............................................         78
  13% Fixed Rate Notes...........................................         45
  13% Discount Debentures........................................        345
  11 1/8% Debentures.............................................        145
  14 1/2% Preferred Stock........................................         75
  Accrued interest and prepayment premiums.......................         20
  Transaction expenses...........................................         37
                                                                   ---------
                                                                   $   1,056
                                                                   ---------
                                                                   ---------

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data of the Company is based on the historical consolidated financial statements of the Company included elsewhere in this Prospectus, adjusted to give effect to the Refinancing, the IPO and the Note Issuance and the use of net proceeds therefrom. The unaudited pro forma statement of operations data for the year ended January 29, 1994 give effect to the Refinancing, the IPO and the Note Issuance and the use of proceeds therefrom as if such transactions had occurred as of the beginning of the period presented. The adjustments relating to the Refinancing, the IPO and the Note Issuance are described in the accompanying notes. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial data does not purport to represent what the Company's results of operations would actually have been if the Refinancing, the IPO and the Note Issuance and the use of proceeds therefrom in fact had occurred at the beginning of the period presented, or to project the Company's results of operations for any future period. The pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the historical consolidated financial statements of the Company and related notes included elsewhere in this Prospectus.



                            FISCAL YEAR ENDED JANUARY 29, 1994
                           -------------------------------------
                                       REFINANCING,
                                         IPO AND
                                          NOTE
                             ACTUAL     ISSUANCE     PRO FORMA
                           ----------  -----------  ------------
                                  (DOLLARS IN THOUSANDS,
                                EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Sales and other operating
revenue..................  $4,190,539   $  --       $  4,190,539
                           ----------  -----------  ------------
Costs and expenses:
  Cost of sales,
    including store
    occupancy,
    warehousing, and
    delivery expense.....   3,175,375      --          3,175,375
  Operating and
    administrative
    expenses.............     857,980       1,668(1)     859,648
                           ----------  -----------  ------------
Earnings before interest
  expenses...............     157,184      (1,668)       155,516
                           ----------  -----------  ------------
Interest expenses:
  Interest expense,
     net.................     105,999      (2,470)(2)     88,449
                                           (9,500)(3)
                                           (3,912)(4)
                                           (1,668)(1)
  Amortization of
    original issue discount
    and deferred debt
    expenses.............       7,216      (2,356)(5)        6,760
                                            2,500(5)
                                           (1,025)(6)
                                              425(6)
                           ----------  -----------  ------------
      Total interest
        expenses.........     113,215     (18,006)        95,209
                           ----------  -----------  ------------
      Earnings (loss)
        before income
        taxes and
        extraordinary
        item.............      43,969      16,338         60,307
                           ----------  -----------  ------------
Income tax provision.....       2,556         327          2,883(8)
                           ----------  -----------  ------------
      Earnings (loss)
        before extra-
        ordinary item....      41,413      16,011         57,424(8)

Extraordinary item--early
  retirement of debt and
  preferred stock, net of
  tax benefit............     (44,354)     44,354(7)      --     (8)
                           ----------  -----------  ------------

      Net earnings (loss)
        for the year.....      (2,941)     60,365         57,424(8)
Dividends declared on
  preferred stock........       4,924      (4,924)(3)      --
                           ----------  -----------  ------------
Net earnings (loss)
  available to common
  shares.................  $   (7,865)  $  65,289   $     57,424(8)
                           ----------  -----------  ------------
                           ----------  -----------  ------------
Earnings (loss) before
  extraordinary item per
  common share (9).......  $     1.24(10)           $       1.80(11)
Net earnings (loss) per
  common share...........       (0.27)(10)                  1.80(11)
                           ----------               ------------
                           ----------               ------------



- ---------------

 (1) Reflects adjustments for the IFS Sale and Leaseback relating to a reduction in depreciation for the assets that were sold, a reduction in interest expense for the debt that was repaid with the net proceeds therefrom and an increase in rent expense payable under the IFS Sale and Leaseback.

 (2) Reflects the repayment of certain debt with the $65.8 million net proceeds of the IPO and the corresponding reduction in interest expense assuming an interest rate of 7 1/2% under the Credit Agreement and the EH II Credit Agreement for both periods. See "The 1993 Transactions."

 (3) Reflects the incurrence of new indebtedness under the Credit Agreement and the EH II Credit Agreement and the prepayment or redemption of certain existing indebtedness with, among other things, borrowings thereunder as part of the Refinancing and the corresponding reduction in interest expense based on lower interest rates for such new indebtedness. Also, reflects redemption of the 14 1/2% Preferred Stock. See "The 1993 Transactions."

 (4) Reflects the issuance of the Notes and the application of the net proceeds therefrom to redeem all of the 13% Discount Debentures and $145.0 million of the 11 1/8% Debentures and the corresponding reduction in interest expense.

 (5) Reflects reversal of amortization of deferred debt expenses related to debt being repaid of $2.4 million for the year ended January 29, 1994 and the amortization of deferred debt expenses related to the Credit Agreement of $2.5 million for the year ended January 29, 1994.

 (6) Reflects reversal of original issue discount and deferred debt expenses related to the 13% Discount Debentures and the 11 1/8% Debentures redeemed of $1.0 million for the year ended January 29, 1994, and the amortization of deferred debt expenses related to the Notes of $0.4 million for the year ended January 29, 1994.

 (7) Reflects the elimination of the extraordinary item of $45.3 million and related income tax benefit of $0.9 million ($44.4 million, net) recognized as a result of the repayment of existing indebtedness and redemption of the 14 1/2% Preferred Stock.

 (8) If the extraordinary item of $45.3 million and related income tax benefit of $0.9 million were presented as if they had occurred during the period presented, the income tax provision would have been approximately $2.9 million, earnings before extraordinary item would have been approximately $57.4 million, the extraordinary item would have been approximately $(44.4) million, and each of net earnings for the year and net earnings available to common shares would have been approximately $13.1 million.

 (9) Reflects payment of preferred stock dividends of $4,924.


(10) Earnings (loss) before extraordinary item per common share and net earnings
     (loss) per common share were calculated on the basis of 29,392,805 weighted average shares of Common Stock outstanding.


(11) Earnings (loss) before extraordinary item per common share and net earnings
     (loss) per common share on a pro forma basis assumes 31,980,305 weighted average shares of Common Stock outstanding.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

GENERAL


     The Company's primary source of revenues is the operation of Eckerd Drug stores, including Eckerd Express Photo centers. The Company also derives revenues from the operations of Insta-Care Holdings, Inc. ("Insta-Care") and, until it was sold effective January 30, 1994, the Company derived revenues from its Vision Group operations, which together with Insta-Care in the aggregate represented approximately 4.0% of the Company's sales and other operating revenue in each of the last three fiscal years. See "Business--Other Operations." The following discussion is based upon the Company's consolidated financial statements.


  Impact of Non Cash and Non Recurring Charges

     As a result of the Acquisition, the Company has incurred a significant amount of charges which are non cash and/or non recurring. Therefore, the Company believes that the most relevant measure of its operating results is earnings before interest and taxes after adding back such non cash and non recurring Acquisition related charges (together with other non cash charges unrelated to the Acquisition). The following table sets forth the Company's operating results excluding such non cash and non recurring charges.

                                                                                   FISCAL YEAR ENDED
                                                               ----------------------------------------------------------
                                                                JAN. 29,    JAN. 30,    FEB. 1,     FEB. 2,     FEB. 3,
                                                                  1994        1993        1992        1991        1990
                                                               ----------  ----------  ----------  ----------  ----------
                                                                                     (IN THOUSANDS)
Earnings before interest and taxes...........................  $  157,184  $  135,383  $  147,098  $  111,327  $  135,399
Depreciation.................................................      49,449      53,753      49,554      47,835      41,979
Amortization of asset write-ups, including goodwill..........      35,055      38,593      46,255      56,800      46,126
Charges due to performance related programs..................      --           1,075       4,196      20,252      18,719
Reversal of inventory valuation reserve......................      --          --          --          (1,400)    (21,500)
Other amortization...........................................         564         413       1,574         873         528
                                                               ----------  ----------  ----------  ----------  ----------
EBITDA.......................................................  $  242,252  $  229,217  $  248,677  $  235,687  $  221,251
                                                               ----------  ----------  ----------  ----------  ----------
                                                               ----------  ----------  ----------  ----------  ----------

Depreciation includes normal depreciation of the Company's plant and equipment over the useful lives of such assets. Other amortization includes the write-off of certain deferred pre-opening costs for the Company's Visionworks Stores. The non cash and non recurring Acquisition related charges are discussed in more detail below.

     Amortization of Asset Write-ups, Including Goodwill. As a result of the Acquisition, Eckerd wrote up the carrying value of its assets by approximately $707.5 million as of April 30, 1986 in accordance with the purchase price method of accounting. The write-up was allocated to favorable lease interests ($504.3 million), prescription files ($107.0 million), inventories ($61.7 million) and the excess of cost over net assets acquired, or goodwill ($34.5 million). Since April 30, 1986, these assets have been amortized or written off as follows:



FISCAL YEAR                                                          AMOUNT
- -----------------------------------------------------------------  -----------
                                                                       (IN
                                                                     MILLIONS)
  1986...........................................................   $   108.4
  1987...........................................................       143.1
  1988...........................................................        50.8
  1989...........................................................        46.1
  1990...........................................................        56.8
  1991...........................................................        46.3
  1992...........................................................        38.6
  1993...........................................................        35.1
                                                                  -----------
                                                                    $   525.2
                                                                  -----------
                                                                  -----------


Most of such amortization is fully tax deductible. Amortization is expected to be approximately $29.0 million in fiscal 1994 and approximately $27.0 million in fiscal 1995.

     Charges Due to Performance Related Programs. In addition to the charges against earnings resulting from the above mentioned amortization, the Acquisition resulted in certain expenses in connection with performance related stock awards to management, performance related stock contributions to the Company's profit-sharing plan and a long-term incentive plan which have been charged against operations during the past eight years. The impact of these expenses on the Company's earnings since the Acquisition were as follows:



FISCAL YEAR                                                         AMOUNT
- ---------------------------------------------------------------  -------------
                                                                 (IN MILLIONS)
  1986.........................................................    $     6.3
  1987.........................................................          8.3
  1988.........................................................         11.8
  1989.........................................................         18.7
  1990.........................................................         20.3
  1991.........................................................          4.2
  1992.........................................................          1.1
  1993.........................................................       --
                                                                 -------------
                                                                   $    70.7
                                                                 -------------
                                                                 -------------


The Company does not currently anticipate that there will be any further 99expenses as a result of these performance related programs.

     Reversal of Inventory Valuation Reserve. As a result of the purchase price allocation in connection with the Acquisition, the carrying values of the Company's inventories were written up by $61.7 million. During fiscal 1986, as a result of valuing year end inventories at the lower of LIFO cost or market value in accordance with generally accepted accounting principles, the Company established a $61.7 million inventory valuation reserve, which resulted in a $61.7 million charge to net income in that year. A portion of the inventory valuation reserve was reversed during each fiscal year from 1986 through 1990, in an amount equal to the difference between the LIFO value and market value of inventory as of the end of such fiscal year. The entire inventory valuation reserve had been reversed by the end of the first quarter of fiscal 1990 and had the effect of offseting normal LIFO charges included in the statements of operations in fiscal 1986 through 1990. The Company incurred normal LIFO charges in fiscal 1991, 1992 and 1993 without any related reversal of the inventory valuation reserve and will continue to incur normal LIFO charges in the future. The impact of normal LIFO charges and the reversal of the inventory valuation reserve on the Company's earnings since the Acquisition were as follows:

                                                                            AMOUNTS
                                                            ---------------------------------------
                                                                                         REDUCTION
                                                                           REVERSAL OF      OF
FISCAL YEAR                                                  LIFO CHARGE     RESERVE     EARNINGS
- ----------------------------------------------------------  -------------  -----------  -----------
                                                                         (IN MILLIONS)
  1986....................................................    $     7.7     $    (7.7)   $  --
  1987....................................................         13.0         (13.0)      --
  1988....................................................         18.1         (18.1)      --
  1989....................................................         21.5         (21.5)      --
  1990....................................................         23.0          (1.4)        21.6
  1991....................................................         21.0        --             21.0
  1992....................................................         15.0        --             15.0
  1993....................................................          8.5        --              8.5
                                                            -------------  -----------  -----------
                                                              $   127.8     $   (61.7)   $    66.1
                                                            -------------  -----------  -----------
                                                            -------------  -----------  -----------

  Tax Net Operating Loss Carryforwards

     As of January 29, 1994, the Company had net operating loss ("NOL") carryforwards of approximately $332.6 million for federal income tax purposes. These NOL carryforwards may be utilized to reduce the Company's federal income tax obligations in future periods and, if not so utilized, will expire in fiscal 2002 to 2008. See the discussion of the Company's tax NOL carryforwards in "--Tax Net Operating Loss Carryforwards" below. In addition, the Company may be subject to the federal alternative minimum tax ("AMT"), which is equal to 20% of the Company's "alternative minimum taxable income" ("AMTI"), i.e., its regular taxable income adjusted for certain preference items. As the Company generally may utilize its NOL carryforwards (as adjusted for AMT purposes) to offset up to 90% of its AMTI, the Company generally will be subject to the AMT at an effective rate of at least 2% of its AMTI. After the Company utilizes all of its NOL carryforwards, its effective tax rate will increase, although any AMT paid may be used as a credit against the Company's regular federal income tax liability in future taxable years.

  Cost Reduction Program


     Since May 1992, the Company has implemented a cost reduction program which eliminated operating expenses of approximately $70.0 million in fiscal 1993. The Company estimates that $10.0 million of such savings was recognized in fiscal 1992. The Company has identified areas which are expected to contribute additional cost reductions of approximately $18.0 million in fiscal 1994, with most of such savings expected to be realized in the third and fourth quarters. Going forward, the Company plans to continue to actively evaluate and pursue additional cost savings which can be obtained without affecting the Company's customer service, quality or sales growth potential. There can be no assurance, however, that these additional cost reductions will be realized. See "Business--Business Strategy--Cost Reduction Program."


  Competitive Pricing

     In May 1992, the Company commenced a program in certain selected markets involving lowering prices on prescription drugs sold to non third-party customers in order to enhance its market share and long term competitive position. Such program was implemented in all of the Company's markets by November 1992. Prescription sales to non third-party customers represented 42.0% of the Company's fiscal 1993 prescription sales. Although the program has resulted in lower gross margins, as expected, the Company believes that it has also had the intended effect of stimulating additional business. There can be no assurance, however, that additional sales increases will be realized from the competitive pricing program.

     The Company believes that its reduced prescription prices, together with the overall value provided by the high level of customer service and convenience offered by its drug stores, have enabled the Company to more aggressively compete with other drug stores and have enhanced its competitive position with other shopping formats. See "Business--Business Strategy--Competitive Pricing."

  Impact of the Refinancing, the IPO and the Note Issuance

     On June 15, 1993, the Company consummated the Refinancing, which was designed to simplify its capital structure, reduce interest expense and dividend costs and provide additional financial flexibility. The IPO was consummated on August 12, 1993, and the Note Issuance was consummated on November 2, 1993. On a pro forma basis, if the Refinancing, the IPO and the Note Issuance had occurred at the beginning of fiscal 1993, such transactions would have resulted in a reduction in fiscal 1993 interest expense and preferred stock dividends of approximately $22.9 million. See "Pro Forma Financial Data."

  Non Recurring Adjustments

     During fiscal 1993, the Company made non recurring adjustments in connection with the Refinancing of $28.7 million, consisting of: (i) the write-off of unamortized deferred costs and fees associated with the Company's Acquisition-related financing totaling approximately $14.2 million; and (ii) the recognition of expenses of $14.5 million, associated with the Refinancing, including fees for certain consents and waivers. During fiscal 1993, the Company also made non recurring adjustments in connection with the IPO of $2.5 million and in connection with the Note Issuance of $14.1 million.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of sales and other operating revenue for the periods indicated:

                                                                                        FISCAL YEARS ENDED
                                                                               -------------------------------------
                                                                                JAN. 29,     JAN. 30,      FEB. 1,
                                                                                  1994         1993         1992
                                                                               -----------  -----------  -----------
Sales and other operating revenue............................................       100.0%       100.0%       100.0%
Cost of sales and related expenses...........................................        75.8         74.5         73.2
Gross profit.................................................................        24.2         25.5         26.8
Operating and administrative expenses........................................        20.5         22.0         22.8
Operating and administrative expenses, excluding amortization of asset
  write-ups resulting from the Acquisition and related expenses..............        19.6         21.0         21.5
Earnings before interest and taxes...........................................         3.8          3.5          3.9
Total interest expense.......................................................         2.7          3.5          3.8
Earnings (loss) before income taxes and extraordinary item...................         1.1       --               .1
Net earnings (loss)..........................................................         (.1)         (.1)          .1
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------
EBITDA.......................................................................         5.8          5.9          6.6

 Fiscal Year 1993 compared with Fiscal Year 1992

     The Company's competitive pricing and cost reduction programs were both largely reflected in fiscal 1993. The Company's sales and other operating revenue for fiscal 1993 and 1992 were $4.191 billion and $3.887 billion, respectively, an increase of $303.5 million, or 7.8%. The increase in sales and other operating revenue was due primarily to a $244.8 million increase in sales of prescription drugs.


     Prescription sales as a percentage of drug store sales was approximately 48.3% for fiscal 1993 as compared with approximately 45.4% for fiscal 1992. The growth in prescription sales was primarily the result of increased third-party prescription sales, the Company's competitive pricing program and a high incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1993. Third-party prescription sales represented approximately 58.0% and 49.6% of the Company's prescription sales in fiscal 1993 and 1992, respectively. The Company expects prescription sales to third-party payors, in terms of both dollar volume and as a percentage of total prescription sales, to continue to increase in fiscal 1994 and thereafter. Although contracts with third-party payors may increase the volume of prescription sales and gross profit dollars, third-party payors typically negotiate lower prescription prices than those on non third-party prescriptions, resulting in decreasing gross profit margins on the Company's prescription sales. See "Business--The Drug Store Industry."


     Comparable drug store sales (stores open for one year or more) increased 6.1% during fiscal 1993 compared to a 3.1% increase in fiscal 1992 from fiscal 1991. The increase in comparable drug store sales was due primarily to the increase in sales of prescription drugs resulting from sales related to new third-party prescription plan contracts, the Company's competitive pricing program, and a high incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1993. In addition, comparable drug store sales growth was positively affected by increased sales of non prescription items in the health and beauty, greeting card, convenience food and photofinishing categories resulting from increased marketing emphasis and shelf space for these categories, as well as increased sales of over-the-counter drugs because of the high incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1993. Total sales growth was positively affected by the growth in comparable drug store sales, as well as the inclusion of 34 drug stores acquired during the second half of fiscal 1992 and 19 drug stores acquired in the fourth quarter of fiscal 1993.

     Cost of sales and related expenses in fiscal 1993 and 1992 was $3.175 billion and $2.896 billion, respectively, an increase of 9.6%. As a percentage of sales, cost of sales and related expenses were 75.8% and 74.5% for fiscal 1993 and 1992, respectively. The competitive pricing strategy for non third-party prescription sales and the continued increase in third-party prescription sales which typically have lower gross profit margins than non third-party prescription sales partially offset by a lower LIFO charge of $8.5 million ($15.0 million in fiscal 1992) were the primary reasons for the increase in cost of sales and related expenses as a percentage of sales in fiscal 1993.

     Operating and administrative expenses in fiscal 1993 and 1992 were $858.0 million and $855.2 million, respectively, an increase of 0.3%. As a percentage of sales, operating and administrative expenses were reduced to 20.5% in fiscal 1993 from 22.0% for fiscal 1992. Operating and administrative expenses, excluding amortization of asset write-ups and performance related expenses resulting from the Acquisition, were $822.9 million and $815.5 million in fiscal 1993 and 1992, respectively, an increase of 0.9%. As a percentage of sales, operating and administrative expenses, excluding amortization of asset write-ups and performance related expenses resulting from the Acquisition, decreased to 19.6% in fiscal 1993 from 21.0% in fiscal 1992 as a result of the higher sales in fiscal 1993 and lower costs as a percentage of sales in such expense categories as payroll, advertising, insurance and supplies as a result of the cost reduction program initiated in the second half of fiscal 1992. The implementation of the cost reduction program eliminated operating expenses of approximately $70.0 million in fiscal 1993, and the Company estimates that $10.0 million of such savings was recognized in fiscal 1992. Amortization of asset write-ups and charges associated with certain performance related programs included in operating and administrative expenses in fiscal 1993 and 1992 were $35.1 million and $39.7 million, respectively, a decrease of 11.6%.


     Earnings before interest expenses increased from $135.4 million in fiscal 1992 to $157.2 million in fiscal 1993, an increase of 16.1%, primarily due to the increase in gross profit dollars as a result of higher sales and other operating revenue and the lower rate of increase of operating and administrative expenses compared to the rate of increase of sales and other operating revenue.



     Total interest expenses were $113.2 million and $137.4 million in fiscal 1993 and 1992, respectively, a decrease of 17.6%. The decrease was due primarily to lower interest rates in the market place and lower cost of debt for the Company after the Refinancing and the Note Issuance and was also due to a decrease in outstanding indebtedness until the redemption of the 14 1/2% Preferred Stock on July 15, 1993 with the proceeds of additional borrowings in connection with the Refinancing and another subsequent decrease after the consummation of the IPO on August 12, 1993. Amortization of original issue discount and deferred debt expenses increased slightly to $7.2 million in fiscal 1993 from $7.0 million in fiscal 1992.


     The income tax provision for fiscal 1993 was $2.6 million. The income tax provision for fiscal 1992 was $2.9 million. The tax provision for fiscal 1993 and 1992 represent alternative minimum tax and state income taxes.


     As a result of the foregoing factors, the Company had earnings before income taxes and extraordinary items in fiscal 1993 of $44.0 million, or 1.1% of sales, compared with a loss of $2.0 million in fiscal 1992, a net loss in fiscal 1993 of $2.9 million compared with a net loss of $4.1 million in fiscal 1992, and EBITDA of $242.3 million in fiscal 1993 compared with $229.2 million in fiscal 1992, an increase of $13.1 million, or 5.7%. As part of a program to reduce debt, in fiscal 1993 the Company entered into the IFS Sale and Leaseback relating to certain photo processing equipment and entered into agreements relating to the placement of certain inventory on consignment. These arrangements resulted in lower interest expense but caused certain operating expenses to be higher which negatively affected fiscal 1993 EBITDA.



     The Company had an extraordinary item of $44.4 million (net of income tax benefit of $0.9 million) in fiscal 1993, which was recognized as a result of the early retirement of existing indebtedness and the redemption of the 14 1/2% Preferred Stock in connection with the Refinancing, the IPO and the Note Issuance compared to an extraordinary item of $0.8 million in fiscal 1992, which represents the tax effect of the utilization of the Company's net operating loss carryforward.

     The Company's results of operations for all periods discussed include the operations of the Vision Group. The Company sold the Vision Group effective January 30, 1994. Sales of the Vision Group were $60.7 million in fiscal 1993, accounting for approximately 1.5% of the Company's sales and 2.2% of the Company's earnings before interest and taxes. See "Business--Other Operations."



  Fiscal Year 1992 compared with Fiscal Year 1991

     The Company's sales and other operating revenue for fiscal 1992 and 1991 were $3.887 billion and $3.740 billion, respectively, an increase of $147.0 million, or 3.9%. The increase in sales and other operating revenue was due primarily to a $109.0 million increase in sales of prescription drugs. Prescription sales as a percentage of drug store sales was approximately 45.4% for fiscal 1992 as compared with approximately 44.0% for fiscal 1991. The growth in prescription sales was primarily the result of increased third-party prescription sales. Third-party prescription sales accounted for approximately 49.6% and 43.1% of the Company's prescription sales in fiscal 1992 and 1991, respectively.

     Comparable drug store sales (stores open one year or more) increased 3.1% in fiscal 1992 from fiscal 1991 compared to a 5.7% increase in fiscal 1991 from fiscal 1990. Comparable store sales in fiscal 1992 compared to fiscal 1991 was negatively affected by the continued weakness in the economy, lower inflation in prescription pricing and to a lesser extent reduced prices on non third-party prescriptions as a result of the Company's competitive pricing strategy initiated in May 1992.

     Cost of sales and related expenses in fiscal 1992 and 1991 was $2.896 billion and $2.739 billion, respectively, an increase of 5.7%. As a percentage of sales, cost of sales and related expenses increased to 74.5% for fiscal 1992 from 73.2% in 1991. Cost of sales and related expenses as a percentage of sales in fiscal 1992 was higher than in fiscal 1991 due mostly to the continued rate of increase in third-party prescription sales with typically lower gross margins than non third-party prescription sales and lower photo finishing gross margins from increased coupon redemptions. In addition, fiscal 1992 was affected by lower gross margins on non third-party prescription sales due to retail price reductions in connection with the Company's competitive pricing program implemented in May 1992. The increase in cost of sales and related expenses as a percentage of sales was offset partially by shrinkage expense reductions and expansion of the Company's Insta-Care and Vision Group operations, which generally have higher gross margins than Eckerd Drug stores, and the expansion of Express Photo centers, which generally have higher gross margins than other products sold in Eckerd Drug stores.


     Operating and administrative expenses in fiscal 1992 and 1991 were $855.2 million and $854.2 million, respectively, an increase of 0.1%. As a percentage of sales, operating and administrative expenses decreased to 22.0% in fiscal 1992 from 22.8% in fiscal 1991. Operating and administrative expenses, excluding amortization of asset write-ups and performance related expenses resulting from the Acquisition, were $815. 5 million and $803.8 million and as a percentage of sales were 21.0% and 21.5% in fiscal 1992 and 1991, respectively. Operating and administrative expenses as a percentage of sales were lower in fiscal 1992 than 1991 due to lower costs as a percentage of sales in such expense categories as payroll, advertising and supplies as a result of the cost reduction program initiated in the second half of fiscal 1992. Amortization of asset write-ups and costs associated with certain performance related programs included in operating and administrative expenses in fiscal 1992 and 1991 were $39.7 million and $50.5 million, respectively, a decrease of 21.4%. This decrease is primarily attributable to the higher level of write-offs of favorable lease interests of certain drug stores sold or closed in the first quarter of fiscal 1991 compared to the first quarter of fiscal 1992 and the greater accruals in fiscal 1991 for certain performance related programs as a result of the Acquisition.


     Earnings before interest expenses decreased from $147.1 million in fiscal 1991 to $135.4 million in fiscal 1992, a decrease of 8.0%, primarily due to lower gross margins partially offset by an increase in gross profit dollars from higher sales, a decrease in operating and administrative expenses as a percentage of sales and a decrease in amortization of asset write-ups and charges due to certain performance related programs. The Company believes that in 1993 and thereafter the gross margin reductions resulting from the new competitive pricing program will be more than offset by the anticipated cost savings derived from the cost reduction program. However, due to the timing of implementation of the two programs, in fiscal 1992, the gross margin impact of the competitive pricing program exceeded the savings derived from the cost reduction program.

     Total interest expenses were $137.4 million and $143.2 million in fiscal 1992 and 1991, respectively, a decrease of 4.1%. The decrease is due primarily to a decrease in outstanding indebtedness during the first three quarters of fiscal 1992 and lower interest rates. Amortization of original issue discount and deferred debt expenses in fiscal 1992 was $9.5 million less than in fiscal 1991 due primarily to the completion of amortization of original issue discount on the 13% Discount Debentures at the end of April 1991. Consequently, net cash interest expense was $3.8 million higher than in fiscal 1991 due primarily to the accrual for semi-annual cash interest payments on the 13% Discount Debentures beginning May 1, 1991.

     The income tax provision for fiscal 1992 and 1991 was $2.9 million. The difference between the tax provision and the extraordinary item represents alternative minimum tax and state income taxes. The Company had an extraordinary item of $0.8 million and $1.7 million in fiscal 1992 and 1991, respectively, which represents the tax effect of the utilization of the Company's net operating loss carryforward.


     As a result of the foregoing factors, the Company had net earnings in fiscal 1991 of $2.7 million, or 0.1% of sales, compared with a net loss of $4.1 million or (0.1)% of sales, in fiscal 1992, and EBITDA of $229.2 million and $248.7 million in fiscal 1992 and fiscal 1991, respectively, a decrease of 7.8%.


  Quarterly Results and Seasonality

     The Company's sales and profits are higher during peak holiday periods and from Christmas through Easter in selected geographic areas. Sales of health-related products peak during seasonal outbreaks of cough, cold and flu, typically during the winter and spring. Accordingly, sales and profits are typically highest in the fourth quarter followed by the first quarter.

     The following table sets forth certain unaudited quarterly operating data for each of fiscal 1993 and 1992. The data presented includes all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the data shown:

                                                              (IN THOUSANDS)
                                                                FISCAL 1993
                                    -------------------------------------------------------------------
                                        FIRST          SECOND         THIRD      FOURTH
                                       QUARTER         QUARTER       QUARTER     QUARTER       TOTAL
                                    -------------  ---------------  ---------  -----------  -----------
Sales and other operating
revenue...........................   $ 1,055,152     $   981,195    $ 972,675  $ 1,181,517  $ 4,190,539
Gross profit......................       261,823         238,523      227,769      287,049    1,015,164
EBITDA............................        74,433          52,005       34,725       81,089      242,252
                                                                FISCAL 1992
                                    -------------------------------------------------------------------
                                        FIRST          SECOND         THIRD      FOURTH
                                       QUARTER         QUARTER       QUARTER     QUARTER       TOTAL
                                    -------------  ---------------  ---------  -----------  -----------
Sales and other operating
revenue...........................   $   973,813     $   913,905    $ 907,493  $ 1,091,816  $ 3,887,027
Gross profit......................       256,161         238,499      221,384      274,504      990,548
EBITDA............................        65,421          48,010       36,706       79,080      229,217

LIQUIDITY AND CAPITAL RESOURCES


     On June 15, 1993, the Company consummated the Refinancing, which was designed to simplify its capital structure, reduce interest expense and dividend costs and provide additional financial flexibility. As part of the Refinancing, the Company entered into the Credit Agreement. The proceeds of the Credit Agreement, together with the IFS Sale and Leaseback, payment of the accrued and deferred management fee by EH II under the EH II Management Agreement and advance of future management fees by EH II pursuant to the EH II Note were used by the Company to prepay or redeem all borrowings under the Old Credit Agreement, the 11.39% Senior Notes, the 11.75% Senior Notes, the Floating Rate Notes, the 13% Fixed Rate Notes, a substantial portion of the 13% Discount Debentures and the 14 1/2% Preferred Stock. At January 29, 1994, the Company had approximately $571.7 million outstanding under the Senior Term Loans, nothing outstanding under the Revolving Credit Facility and $4.5 million of Bankers' Acceptances and had unused and available borrowing commitments under the Revolving Credit Facility of $223.9 million. As of March 26, 1994, the Company had borrowed an additional $137.5 million under the Revolving Credit Facility. Pursuant to the Credit Agreement, after giving effect to the IPO and the use of the net proceeds therefrom, the Company is required to make scheduled payments of the outstanding principal amount of Senior Term Loans in the following approximate amounts:
$61.4 million in fiscal 1994 (of which $33.1 million was paid on January 28, 1994); $66.2 million in fiscal 1995; $85.0 million in fiscal 1996; $85.0 million in fiscal 1997; $94.4 million in fiscal 1998; $99.3 million in fiscal 1999; and $113.4 million in fiscal 2000. Prepayments made pursuant to the Credit Agreement are applied pro rata among the remaining scheduled principal payments. The Revolving Credit Facility matures in full at the end of July 1999. See "The 1993 Transactions" and "Description of Certain Indebtedness--The Credit Agreement."



     On August 12, 1993, the Company consummated the IPO. Of the approximately $65.8 million of net proceeds of the IPO, the Company used approximately $30.0 million to repay all borrowings outstanding under the EH II Credit Agreement and the balance to repay Senior Term Loan borrowings under the Credit Agreement consisting of Tranche A Term Loan borrowings of $27.5 million and Tranche B Term Loan borrowings of $8.3 million.



     Immediately prior to the IPO, the stockholders of EDS (which included certain of the Merrill Lynch Investors and certain of the Management Investors) exchanged their shares of EDS common stock for shares of Class A common stock of the Company, which shares were subsequently converted into 3,781,275 shares of Common Stock after giving effect to the Stock Split. EDS was subsequently merged into the Company with EH II becoming a wholly owned subsidiary of the Company, and the EH II Management Agreement was terminated upon the consummation of the IPO.



     On November 2, 1993 the Company consummated the Note Issuance. The net proceeds from the Note Issuance of $195.0 million were used to redeem the balance of the 13% Discount Debentures and $145.0 million aggregate principal amount of the 11 1/8% Debentures on December 2, 1993. The Notes were issued pursuant to an effective shelf registration statement relating to $350.0 million aggregate principal amount of Debt Securities. Subject to certain restrictions contained in the Credit Agreement, the Notes and the Company's other debt instruments, the Company may issue up to an additional $150.0 million aggregate principal amount of Debt Securities pursuant to such shelf registration statement.


     In fiscal 1993 and 1992, the Company had net losses of $2.9 million and $4.1 million, respectively. The losses in fiscal 1992 were primarily a result of the amortization of asset write-ups and performance related expenses resulting from the Acquisition and interest on the related financing and in fiscal 1993 were primarily a result of the extraordinary item charges related to the Refinancing, the IPO and the Note Issuance. After adding back $45.3 million from the extraordinary charge and $92.3 million ($99.7 million in fiscal 1992) of non cash charges and adding $34.6 million of net working capital and other changes in fiscal 1993 (less $16.7 million in fiscal 1992), the Company had positive cash flow from operating activities of $169.3 million in fiscal 1993 ($78.9 million in fiscal 1992). The $90.4 million improvement in cash flow provided by operating activities for fiscal 1993 compared with fiscal 1992 was primarily due to a $46.0 million improvement in earnings before extraordinary items for fiscal 1993 compared with fiscal 1992, an increase of $87.4 million in accounts payable and accrued expenses for fiscal 1993 compared with an increase of $2.0 million in fiscal 1992, which was partially offset by increases in inventories and accounts receivable of $35.5 million and $13.9 million, respectively for fiscal 1993 compared with increases of $19.1 million and $0.6 million, respectively, in fiscal 1992.

     The Company had a net loss of $4.1 million in fiscal 1992 (net earnings of $2.7 million in fiscal 1991). After adding back $99.7 million ($113.9 million in fiscal 1991) of non cash charges less $16.7 million (plus $9.4 million in fiscal
1991) of net working capital and other changes in fiscal 1992, the Company had cash flow from operating activities of $78.9 million in fiscal 1992 ($126.0 million in fiscal 1991). The $47.1 million decrease in cash flow provided by operating activities for fiscal 1992 compared with fiscal 1991 was due in part to a full year of semi-annual interest payments of $44.8 million on the 13% Discount Debentures ($22.4 million in fiscal 1991), and the increase in accounts payable and accrued expenses of $30.6 million during fiscal 1991 compared with the increase in accounts payable and accrued expenses of $2.0 million during fiscal 1992.

     Net cash used in investing activities for fiscal 1993 was $18.5 million and net cash used for investing activities for fiscal 1992 was $76.0 million. Uses of cash were principally for capital expenditures of $33.1 million and $51.4 million, respectively, for additions to the Company's drug stores, Visionworks and Express Photo units and improvements to existing stores and, in fiscal 1993 and 1992, $14.3 million and $30.5 million, respectively, for the acquisition of certain drug store assets. In fiscal 1993, a source of cash to the Company from investing activities was the IFS Sale and Leaseback which provided approximately $35.0 million. Net cash used for investing activities for fiscal 1991 was $50.5 million, principally for capital expenditures of $49.4 million for additions to the Company's drug stores, Visionworks and Express Photo units and improvements to existing stores. Cash capital expenditures planned for fiscal 1994, which ends January 28, 1995, are expected to be approximately $45.0 million. Funds for the planned cash capital expenditures are expected to come from cash flow from operating activities and available borrowings, if necessary. In addition, the Company plans to finance future expansion or upgrade of photoprocessing equipment through new five-year operating leases in an amount of up to $10.0 million per year under the IFS Sale and Leaseback. Approximately $5.0 million has been financed as operating leases as of January 29, 1994. Such items were previously treated as capital expenditures.


     The Company used $157.4 million in cash from financing activities during fiscal 1993. The primary use of funds relates to the net repayment of $106.0 million of debt, the redemption of the 14 1/2% Preferred Stock and payment of dividends on such stock for an aggregate of $80.0 million and approximately $57.0 million in costs associated with the Refinancing and the Note Issuance. These uses of funds were offset partially by $64.8 million of net proceeds from the IPO and the $28.7 million increase in bank debit balances. Fiscal 1992 provided $7.2 million in cash principally to reduce bank debit balances and pay cash dividends on the 14 1/2% Preferred Stock. Financing activities in fiscal 1991 used $76.0 million in cash principally to reduce bank debt.



     On a pro forma basis giving effect to the Refinancing, the IPO, the Note Issuance and the use of the net proceeds therefrom as if such transactions had occurred at the beginning of fiscal 1993, total interest expense would have been $95.2 million in fiscal 1993 as compared with the actual total interest expense of $113.2 million in fiscal 1993, which represents a decrease of $18.0 million or 15.9%. As compared with the actual total interest expense of $137.4 million in fiscal 1992, the pro forma interest expense of $95.2 million in fiscal 1993 represents a decrease of $42.2 million, or 30.7%.


     The Company anticipates that the combination of amortization of purchase accounting write-ups and interest on debt will have a negative impact upon future earnings and, to a lesser degree, cash flow from operating activities. The Company does not believe, however, that the impact of such planned amortization and interest expenses upon earnings indicates a present or future impairment of liquidity. Based upon the Company's ability to generate cash flow from operating activities, the available unused portion of the working capital revolving credit loans under the Credit Agreement and other existing financing sources, the Company believes that it will have the funds necessary to meet the principal and interest payments on its debt as they become due and to operate and expand its businesses.

     The payment of dividends and other distributions by the Company is subject to restrictions under certain of the financing agreements to which the Company is a party, including the Credit Agreement. See "Description of Certain Indebtedness." The Company does not intend to pay dividends on its Common Stock in the foreseeable future.

     The Company adopted SFAS 109, "Accounting for Income Taxes" in the first quarter of fiscal 1993. The adoption of SFAS 109 had no material effect on the Company's results of operations.

     In December 1990, the Financial Accounting Standards Board issued SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions." The implementation of SFAS No. 106 will not have any effect on the Company's results of operations because none of the Company's employee welfare and benefit plans provide for postretirement benefits.

TAX NET OPERATING LOSS CARRYFORWARDS

     As of January 29, 1994, the Company had NOL carryforwards of approximately $332.6 million for federal income tax purposes. These carryforwards, if not utilized to offset taxable income in future periods, will expire in fiscal 2002 to 2008. If the Company experiences an "ownership change" within the meaning of
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company's ability to use its NOL carryforwards existing at the time of any such ownership change to offset its taxable income, if any, generated in taxable periods after the ownership change would be subject to an annual limitation described below. Although the IPO and related transactions did not cause an ownership change and the Offerings will not cause an ownership change, it is possible that future events (such as transfers of the Common Stock by five-percent shareholders (within the meaning of the Code) or stock issuances by the Company) could cause the Company to experience an ownership change. In that event, the amount of NOL carryforwards which may be utilized on an annual basis (the "Section 382 Limitation") would generally be equal to the product of the value of all the outstanding stock of the Company immediately prior to the ownership change (reduced by certain contributions to the Company's capital made in the two years prior to the ownership change) and the "long-term tax-exempt rate" (determined monthly and, for ownership changes occurring in the month of April, 1994, 5.42%). If the Company experienced an ownership change at a time at which the value of the Common Stock was equal to the public offering price set forth in the cover page of this Prospectus, the Section 382 Limitation would be
approximately $         million using a long-term tax-exempt rate of 5.42%.

                                    BUSINESS


     The Company operates the Eckerd Drug store chain, which is one of the five largest drug store chains in the United States. At January 29, 1994, the Eckerd Drug store chain consisted of 1,718 stores in 13 states located primarily in the Sunbelt, including 550 stores in Florida and 480 stores in Texas.


THE DRUG STORE INDUSTRY

     Prescription and over-the-counter medications have traditionally been sold by independent drug stores as well as conventional drug store chains, such as Eckerd Drug stores, and purchased by consumers with cash or credit cards. The drug store industry has recently undergone significant changes as a result of the following important trends: (i) the increase in third-party payments for prescription drugs, (ii) the consolidation within the drug store industry, (iii) the aging of the United States population and (iv) the increase in competition from non-traditional retailers of prescription and over-the-counter drugs.


     During the last several years, a growing percentage of prescription drug volume throughout the industry has been accounted for by sales to customers who are covered by third-party payment programs ("third-party sales"). In 1993, third-party sales represented approximately 49.5% of total prescription drug sales in the United States, more than three times what it had been in 1986. In a typical third-party sale, the drug store has a contract with a third-party payor, such as an insurance company, HMO, PPO, other managed care provider, government agency or private employer, which agrees to pay for part or all of a customer's eligible prescription purchases. Although these third-party sales contracts often provide a high volume of prescription sales, such sales typically generate lower gross margins than non third-party sales due principally to the highly competitive nature of this business and recent efforts by third-party payors to contain costs. Larger drug store chains, such as Eckerd Drug stores, are better able to service the growing third-party segment than independent drug stores and smaller chains as a result of the larger chains' more sophisticated technology systems, larger number of stores and greater penetration within their markets.


     As a result of the economies of scale from which larger drug store chains benefit as well as the third-party payment trend, the number of independent drug stores and smaller drug store chains has decreased as many of such retailers have been acquired by larger drug store chains. This trend is expected to continue because larger chains are better positioned to handle the increased third-party sales, purchase inventory on more advantageous terms and achieve other economies of scale with respect to their marketing, advertising, distribution and other expenditures. The Company believes that the number of independent drug stores and smaller drug store chains remaining in operation may provide significant acquisition opportunities for larger drug store chains, such as the Company.

     Strong demographic trends have also contributed to changes in the drug store industry, as a significant portion of the United States population ages. This trend has had, and is expected to continue to have, a marked effect on the pharmacy business in the United States because consumer prescription and over-the-counter drug usage generally increases with age. The group of persons over age 50 is the fastest growing segment of the population. In 1991, this segment represented approximately 26% of the population, although it consumed approximately 67% of all prescription drugs sold in the United States. Such segment is projected to increase to 29% of the population by the year 2000. The average per capita prescription usage in the United States is approximately 6.5 prescriptions per year, which increases to approximately 7.9, 10.5 and 13.0 prescriptions filled per year for persons ages 50-59, 60-69 and over 70, respectively. The Company's markets have large concentrations of, and are continuing to experience significant growth in, the number of persons over age 65.


     In 1993, drug store chains and independent drug stores represented approximately 32% and 52%, respectively, of all pharmacy counters in the United States. In response to a number of factors, including the aging of the United States population, mass merchants (including discounters and deep discounters), supermarkets, combination food and drug stores, mail order distributors, hospitals, HMOs and other managed care providers have entered the pharmacy industry. Supermarkets, including combination food and drug stores, and mass merchants each represented approximately 10% of all pharmacy counters in the United States in 1993. Although the Company currently faces increased competition from these retailers, industry studies show that consumers in the over 65 age group tend to make purchases at traditional drug stores, such as Eckerd Drug stores, and maintain strong store loyalty.



     The Company relies on prescription drug sales for a significant portion of its revenues and profits, and prescription drug sales represent a growing segment of the Company's business. These revenues are affected by changes within the health care industry, including changes in programs providing for reimbursement of the cost of prescription drugs by third-party payors, such as government and private sources, and regulatory changes relating to the approval process for prescription drugs. The Clinton Administration has stated that health care reform is one of its top priorities, and a governmental task force was appointed to prepare recommendations as to changes which should be implemented. President Clinton's plan for health care reform was outlined broadly to Congress on September 22, 1993 and was subsequently introduced as legislation on November 23, 1993. The President's plan is currently being considered by several committees of Congress. A number of competing health care reform proposals have been introduced in Congress and others are expected to be introduced in the future. The Company cannot predict the outcome of the Clinton health care reform plan or of any other reform initiatives or the impact thereof on the Company's financial position or results of operations. Health care reform, if implemented, could adversely affect the pricing of prescription drugs or the amount of reimbursement from governmental agencies and third-party payors, and consequently could be adverse to the Company. However, to the extent health care reform expands the number of persons receiving health care benefits covering the purchase of prescription drugs, it would also result in increased purchases of such drugs and could thereby have a favorable impact on both the Company and the retail drug industry in general. Nevertheless, there can be no assurance that any such future legislation or any similar legislation adopted by any states in which the Company operates will not adversely affect the Company or the retail drug store industry generally. See "Business--Regulation."


ECKERD DRUG STORES

     In 1992, the Company celebrated the 40th anniversary of the opening of its first Eckerd Drug store. The Company has grown to its present size and developed its leading position in the industry through both internal expansion and acquisitions. As of January 29, 1994, the Company operated the number of Eckerd Drug stores and Eckerd Express Photo centers indicated below in each of the following states:

                                                                                   DRUG STORES
                                                                      ECKERD       WITH ECKERD
                                                                       DRUG       EXPRESS PHOTO
                                                                      STORES         CENTERS
                                                                     ---------  -----------------
Florida............................................................        550            203
Texas..............................................................        480            112
North Carolina.....................................................        197             39
Georgia............................................................        160             38
Louisiana..........................................................        110             16
South Carolina.....................................................         81              4
Tennessee..........................................................         35              1
Mississippi........................................................         26         --
Oklahoma...........................................................         25         --
New Jersey.........................................................         23         --
Alabama............................................................         19         --
Delaware...........................................................         11         --
Maryland...........................................................          1             --
                                                                     ---------         ------
     Total.........................................................      1,718            413
                                                                     ---------         ------
                                                                     ---------         ------

     Over the past five years the Company has implemented several initiatives designed to increase the size, and improve the quality and operating performance, of the Company's store base. Among such initiatives is the opening and acquisition of new stores, the closure or divestiture of underperforming stores and an extensive remodeling program. Since 1986, 450 Eckerd Drug stores have been opened or acquired within the Company's existing markets, more than 300 underperforming stores have been closed or divested, and over 75% of the Company's remaining stores have been remodeled. In addition, the Company opened more than 400 Express Photo centers. The Company has also increased the degree to which merchandise is tailored to specific markets, instituted a chainwide shrinkage reduction program and made a significant investment in its management information systems. As a result of, among other things, these actions, aggregate sales have increased from $2.73 billion in fiscal 1987 to $4.19 billion in fiscal 1993.

     The following table summarizes the number of Eckerd Drug stores operated by the Company and the sales on an aggregate and per store basis for the last five years. Upon consummation of the Acquisition, the Company operated 1,593 Eckerd Drug stores.


                                                                FISCAL YEARS
                                 --------------------------------------------------------------------------
                                        1993             1992          1991          1990          1989
                                 ------------------  ------------  ------------  ------------  ------------
                                                           (DOLLARS IN THOUSANDS)
Number of Eckerd Drug stores at
  beginning of period..........             1,696           1,675         1,673         1,630         1,580
Stores opened or acquired......                52              50            22           139(1)         75
Stores sold or closed..........               (30)            (29)          (20)          (96)(2)       (25)
                                 ------------------  ------------  ------------  ------------  ------------
Number of Eckerd Drug stores at
end of period..................             1,718           1,696         1,675         1,673         1,630
                                 ------------------  ------------  ------------  ------------  ------------
                                 ------------------  ------------  ------------  ------------  ------------
Number with Express Photo
centers........................               413             378           321           258           189
Sales of Eckerd Drug stores....    $    4,014,094    $  3,722,523  $  3,594,037  $  3,330,062  $  3,023,417
Average annual sales per Eckerd
Drug store.....................    $        2,365    $      2,222  $      2,142  $      2,036  $      1,887


- ---------------
(1) Includes 96 stores acquired by, and managed on behalf of, EH II (two of which were closed in fiscal year 1991). Excludes 127 stores acquired by EH II that were liquidated or sold.

(2) Includes 14 Eckerd Drug stores closed as a result of the acquisition of drug stores by EH II.

BUSINESS STRATEGY

     The Company's business strategy is focused on maintaining a strong pharmacy and health-related business because of management's belief regarding the growth prospects of this business. The Company will continue to implement this strategy by:

     . maintaining a high level of customer service and convenience;

     . maintaining competitive prices on its merchandise, including reduced prices on prescription drugs to non third-party customers in order to enhance its market share and long-term competitive position;

     . continuing its commitment to control costs;


     . maintaining an aggressive marketing program to third-party payors, such as insurance companies, HMOs, PPOs, other managed care providers and government agencies;


     . improving store productivity and profitability by reallocating nonpharmacy shelf space to certain products, such as health and beauty aids and greeting cards, and adding food marts, all of which have higher sales and gross profit growth potential than other products and which the Company believes increase customer traffic;

     . expanding the number of stores within the Company's existing market areas, both through internal expansion and acquisitions; and


     . continuing to invest in information systems to improve customer service, reduce operating costs, provide information needed to support management decisions and enhance the Company's competitive position with third-party payors.

  Customer Service and Convenience

     The Company believes customer service and convenience are critical to maintaining its competitive advantage. The Company will continue to emphasize service and convenience through pharmacy support services, store location and design, merchandising programs and operating hours geared to the needs of the particular market.

     The Company offers a high level of professional pharmacy service, which the Company believes provides added value to its customers. The Company provides the "Rx Advisor," a personalized easy-to-read publication, to each prescription drug customer, which advises the customer of the specific dosages, contraindications and side effects of his or her prescription medicine. In addition, the Company operates a home delivery program in all of its major metropolitan markets. This program enables the customer to receive same-day delivery of prescription drugs and non-pharmacy merchandise.

     The Company will continue to remodel and reset its stores to provide modern, well-identified stores, which are easily accessible to customers and will seek to open new stores in easily accessible high traffic locations. The Company also tailors its merchandising to provide the product mix and selection to best serve the customers of each particular store, including beach, tourist, business and other target groups. The typical Eckerd Drug store is open every day of the year except Christmas. A select number of strategically located stores stay open until midnight or 24 hours a day.

  Competitive Pricing

     While the Company believes that it competes primarily on the basis of customer service and convenience, price is becoming an increasingly important factor. As a result, in May 1992, the Company commenced a program in certain selected markets involving lowering prices on prescription drugs to non third-party customers in order to enhance its market share and long-term competitive position. Such program was implemented in all of the Company's markets by November 1992. The Company believes that its reduced prescription prices have resulted in it being more aggressively priced than most other traditional drug stores in its markets and have enhanced its competitive position with other shopping formats. Although the program has resulted in lower gross margins, as expected, the Company believes that it has also had the intended effect of stimulating additional business. See "Risk Factors--Competition" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Competitive Pricing."

  Cost Reduction Program


     Since May 1992, the Company has implemented a cost reduction program which eliminated operating expenses of approximately $70.0 million in fiscal 1993. Approximately half of such savings has been derived from the consolidation and/or centralization of regional and corporate administrative functions and the corresponding reduction of over 600 positions. Pharmacists, store managers and other service staff in retail stores were not affected by the cost reduction program, and store staffing remains at historical levels in order to maintain a high level of customer service. The Company believes that its cost reduction program, which has focused upon decreasing corporate and regional overhead expenses, has provided the Company with the flexibility to be more competitive in the market place through, among other things, its competitive pricing program, without decreasing the level of service provided in its stores. In addition, the Company has derived substantial cost savings through a rationalization of its advertising expenditures. While advertising efforts directly related to product sales, such as newspaper inserts, have actually been increased over last year, certain television and radio advertising expenditures related to the Company's overall corporate image were reduced, since the Company believes that such advertising does not have the same direct impact on sales. In addition, this change in advertising strategy has resulted in increased financial support from the Company's vendors. Finally, certain efficiencies have been gained in terms of automated purchasing, data communications costs, development of support systems and improvement in procurement practices. The Company has identified areas which are expected to contribute additional cost reductions of approximately $18.0 million in fiscal 1994, with most of such savings expected to be realized in the third and fourth fiscal quarters. Going forward, Eckerd plans to continue to actively evaluate and pursue additional cost savings which can be obtained without affecting the Company's customer service, quality or sales growth potential. There can be no assurance, however, that these additional cost reductions will be realized. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Cost Reduction Program."


  Marketing to Third-Party Payors

     The Company believes that the number and concentration of Eckerd Drug stores within existing markets, the Company's experience and reputation in the drug store industry and its computerized pharmacy system gives the Company advantages when compared to independent drug stores, small drug store chains and mass merchandisers in competing for the increasing amount of third-party sales.

     Third-party prescription sales, which are an integral part of the Company's drug store business, accounted for approximately 58.0%, 49.6%, 43.1%, 36.0% and 30.7% of the Company's prescription sales in fiscal 1993, fiscal 1992, fiscal 1991, fiscal 1990, and fiscal 1989, respectively. The Company currently has contracts with approximately 350 third-party payors, 45 of which designate the Company as the exclusive provider of pharmacy services. The third-party payor contracts provide for direct billing to the third-party payor rather than the customer. The Company believes that these third-party sales contracts provide the opportunity for increased volume of prescription sales; however such sales have lower gross margins than non third-party prescription sales. See "Risk Factors--Prescription Drug Sales and Future Regulation." The Company intends to continue to aggressively market itself with all types of third-party payors, including insurance companies, HMOs, PPOs, other managed care providers, government agencies and private employers.


     The Company has devoted substantial resources to this marketing effort over the last five fiscal years, including an increase of more than 50% in the number of third-party sales representatives and administrative personnel to 24 people. In addition, the Company's computer systems provide on-line adjudication which permits the Company and the third-party payor to electronically determine, at the time of sale, eligibility of the customer, coverage of the prescription and pricing and co-payment requirement, if any, and automatically bills the respective plan. On-line adjudication reduces losses from rejected claims and eliminates a portion of the Company's paperwork for billing and collection of receivables and costs associated therewith. The Company believes that such systems are essential to service the increasing volume of third-party sales. During the past four years, the Company has reduced the average number of days that receivables from third-party sales were outstanding from 48 days in fiscal 1990 to 22 days in fiscal 1993 (or more than 50%) while increasing third-party sales by 194% during the same period.


  Improved Productivity and Profitability of Nonpharmacy Merchandise

     The Company is constantly seeking to improve store productivity and profitability by monitoring and adjusting the mix and selection of its nonpharmacy merchandise categories and items within each category to emphasize merchandise that has higher sales and gross profit growth potential. The Company concentrates on products that it considers especially appropriate for a health-focused convenience-based drug store and which the Company believes will increase customer traffic. Although these categories may shift over time based upon consumer needs and other trends, the Company is currently emphasizing health and beauty aids, greeting cards and the photo finishing business. To implement its reorganization of nonpharmacy merchandise, the Company recently completed a program which reallocated nonpharmacy shelf space within all of its stores, resulting in, among other things, substantially increased store space devoted to greeting cards, increased emphasis on health and beauty aids, and the introduction of a food mart concept in selected locations. In addition, store configurations have been altered to promote increased store traffic and more closely conform to customer preferences, as indicated in market studies conducted by the Company, including tailoring of specific stores offerings to specific markets where appropriate.

  Expansion and Acquisition

     The Company intends to continue to expand its business through both internal expansion and acquisitions of smaller drug store chains and independent drug stores. Although the Company currently plans to expand Eckerd Drug stores within the Company's existing markets, the Company also considers strategic acquisitions in other markets. During the last three fiscal years, the Company has acquired or opened 124 new stores. The Company opened or acquired 52 drug stores in fiscal 1993 and has a goal of opening or acquiring up to 50 drug stores per year in fiscal 1994 and thereafter through 1997. In addition to such openings and acquisitions, the Company expects to sell or close approximately 15 3drug stores per year in fiscal 1994 and thereafter through 1997, which would be intended to improve the quality of the Company's store base. Because of the improvement in the quality of the Company's store base since the Acquisition, the Company expects the average number of such closures and divestitures per year in future years to be less than the average number of closures and divestitures per year that have occurred since the Acquisition. However, no assurance can be given that the Company will be able to open or acquire such number of drug stores or that the average number of closures and divestitures in future years will in fact be less than the average number of such closures and divestitures since the Acquisition. The cash costs associated with opening a drug store are estimated to be approximately $455,000, which includes initial inventory costs of approximately $265,000. The Company intends to use cash flow from operations to finance the cash costs of this growth, although borrowings may also be available to finance such growth. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources." With the drug store industry experiencing consolidation, the Company believes that there will also be additional acquisition opportunities both within and outside of its existing markets. In addition to its store acquisition program, the Company pursues the acquisition of prescription files from other pharmacies in the Company's existing markets. Once acquired, the prescription files are transferred to an existing Eckerd Drug store, increasing the prescription sales volume in that store. Acquisitions by the Company in excess of certain levels will require consent under the Credit Agreement. See "Description of Certain Indebtedness--The Credit Agreement."

     In determining the areas in which to open or acquire drug stores, the Company evaluates a number of demographic considerations, including the size, growth pattern and per capita income of the population, as well as the competitive environment and the accessibility of a proposed site to the customer and to the Company's warehouse and distribution facilities. The Company also continually reviews these factors and the performance of individual stores in determining whether to close or relocate certain stores.

     In addition, the Company currently intends to continue to expand its one-hour photo finishing business, with a goal of adding approximately 300 new Express Photo centers by 1998. The Company believes that its long standing reputation for high quality photo finishing programs and its advertising and marketing programs which emphasize the Company's experience and reinforce its image as a quality photo finisher have enabled the Company to develop and expand its Express Photo center operations. The Company believes that its photo finishing operations provide further opportunities for growth in its drug store business due to both the direct contribution to sales from photo finishing and the significant additional store traffic from such operations, which is important in generating sales of other products. The Company selects locations for Express Photo centers based upon the demographics of the market and intends to concentrate Express Photo center expansion by market to enable the Company to benefit from advertising and other operating synergies. The costs associated with opening each Eckerd Express Photo center are estimated to be approximately $100,000 and will be financed through operating leases or arrangements such as the IFS Sale and Leaseback.

  Information and Technology


     The Company intends to continue to invest in information systems to improve customer service, reduce operating costs, provide information needed to support management decisions and enhance the Company's competitive position with third-party payors. The Company's Comp-U-Care System, installed in each pharmacy location, provides support for the pharmacy and assists pharmacists in their prescription processing activities, which in turn enhances the pharmacy's ability to service customers. The system's daily transfer of information between headquarters and each of the in-store pharmacy terminals allows central monitoring of prescription sales activity by store and item, centralized billing of third-party sales and daily updates to the stores' data files. The Comp-U-Care System performs on-line adjudication of customer and claim eligibility and reimbursement for the majority of the third-party payment plans in which the Company participates. Because on-line adjudication reduces losses from rejected claims and eliminates a portion of the Company's paperwork for billing and collection of receivables and costs associated therewith, the Company believes that it is essential to servicing the increasing volume of third-party sales. See "--Business Strategy--Marketing to Third-Party Payors."



     The Company is in the process of implementing a four-year pharmacy systems enhancement plan designed to provide additional support to pharmacists, meet the increasing complexity of third-party programs and enhance the Company's competitive position through advanced technology. As part of this plan, the Company is currently developing its advanced Comp-U-Care 2000, which is scheduled to be introduced in Eckerd Drug stores in the second half of fiscal 1994. The Comp-U-Care 2000 will electronically link all Eckerd Drug stores, which will permit the transfer of information, such as prescription files directly from one drug store to another thereby improving customer service by providing more comprehensive patient utilization review and enabling customers to fill and refill prescriptions at any Eckerd Drug store.



     The Company is also in the process of installing a satellite communications system, which will enhance the Company's on-line third-party authorization and adjudication capability and its ability to communicate between stores and reduce communication costs. The Company expects to complete such installation by the end of fiscal 1994. The Company believes that the satellite communications system will facilitate implementation of its pharmacy systems enhancement plan.



     The Company currently has point-of-sale ("POS") product scanning equipment in approximately 55 stores and expects to expand scanning to approximately 500 stores by the end of fiscal 1994 with a goal of implementing scanning throughout the chain. Scanning is a system which inputs POS information by reading the universal product code of merchandise sold with either a hand held or slot scanner to capture information on each specific item of product, including variations in size and color (a stock-keeping unit or "SKU"), sales data and pricing information. The Company has developed computer systems that use the information generated from scanning to analyze sales, gross profit, inventory levels and direct product profitability by category, department and operating region and, in certain instances, SKU. Such information identifies early trends in sales by SKU, gross profit performance and inventory position and is also a source for measuring inventory shrinkage performances. The Company will expand scanning in 1994 to its higher volume stores in order to maximize benefits and recover the related expenses more efficiently. The Company believes that broader use of scanning throughout the chain will improve customer service by decreasing customer check out time, providing an opportunity to improve margins by more accurately reflecting the prices of merchandise and improving adherence to advertised sale or promotional prices and providing enhanced inventory control and merchandise information. The Company believes the direct benefits of scanning will be adequate to offset the related expense.


     The Company has had a representative sample of stores located through its six operating regions equipped with electronic POS terminals to capture the same type of SKU, sales data and pricing information as scanning. This sample currently includes 250 stores which were selected based upon certain criteria intended to represent the merchandising results for the entire chain and its operating regions. The Company developed computer systems to analyze the information generated from this electronic POS sample and continues to use this sample information which, similar to scanning, identifies early trends in sales by SKU, gross profit performance and inventory position and is a source for measuring inventory shrinkage performances. The Company believes that its current use of POS terminals and its use of the information generated thereby will facilitate the Company's implementation of scanning throughout the chain.



     The Company is beginning to expand its use of electronic data interchange ("EDI") systems with certain of its major suppliers. EDI allows for the paperless ordering of products with immediate confirmation from the vendor on price, delivery terms and amount of goods ordered. The Company is also experimenting with automatic replenishment buying in connection with its warehouse and distribution systems, which includes the computer generation of purchase orders for certain vendors. These systems should also allow the Company to reduce lead time on orders and improve cash flow by reducing the amount of inventory required to be kept on hand. EDI will be expanded as the Company expands its scanning system.



     In 1993, the Company and Integrated Systems Solutions Corporation ("ISSC"), a wholly-owned subsidiary of IBM, entered into a Systems Operations Service Agreement pursuant to which the Company and ISSC are developing a state of the art information systems operation to include pharmacy and POS systems for the Company's drug stores. Under the agreement, ISSC manages the Company's entire information systems operation and is responsible for providing technology services to the Company, which results in, among other things, improved productivity and significant hardware savings to the Company. ISSC is in the process of implementing scanning, the Comp-U-Care 2000 and a new distribution system. The Systems Operations Services Agreement has a 10-year term, and the total payments to be made by the Company thereunder are currently expected to be between $320.0 million and $440.0 million over such term, depending on optional services utilized. The Company believes that this arrangement has and will continue to enable the Company to further improve customer service, replace the Company's existing systems, reduce operating costs and capital expenditures for hardware, obtain information needed to support management decisions on an improved basis and increase the Company's focus on its core business.



     The Company is also developing software with applications in the human resources area, which would more accurately monitor personnel performance and attendance and assist management in making personnel scheduling decisions in an effort to increase productivity and reduce operating costs. Such software is expected to be implemented in fiscal 1995.


PRODUCTS AND SERVICES

  Pharmacy

     The primary focus of Eckerd Drug stores is the sale of prescription and over-the-counter drugs. During fiscal 1993, the Company filled more than 81 million prescriptions, and sales of prescription and over-the-counter drugs generated approximately 59% of the Company's drug store sales. During the period from fiscal 1989 to fiscal 1993, the dollar volume of sales of prescription drugs by the Company increased 55.4%.

     The Company seeks to position pharmacists as health-care professionals who build relationships with their customers. Over the years, marketing and advertising campaigns have been focused on reinforcing the professionalism of the Company's pharmacists and positioning them as a key factor to high quality pharmacy service. The Company has also instituted several health-related programs such as health screenings, education and outreach programs, and customer relationship programs. The Company provides the "Rx Advisor," a personalized easy-to-read publication, to each prescription drug customer, which advises the customer of the specific dosages, contraindications and side effects of his or her prescription medicine.

     Eckerd Drug store pharmacy departments are modern, clean and clearly identified by attractive signs. The pharmacy areas in many of the Company's newer and remodeled stores provide a consultation area and a waiting area with comfortable seating, informational brochures and free blood pressure testing. The pharmacy areas are designed to be conducive to customer service and counseling by the pharmacists. See "--Business Strategy--Customer Service and Convenience."

     The Company believes that it is well positioned to take advantage of certain demographic trends, including the aging of the United States population. The Company's stores are concentrated in 10 of the 12 metropolitan statistical areas with the largest percentage growth in population from 1980 to 1990. In addition, approximately 60% of the Company's drug stores are located in Florida and Texas, two of the top three states experiencing the greatest influx of persons over age 65. According to industry studies, persons over age 65 purchase twice as many prescription drugs and 50% more over-the-counter drugs than the national average. The Company also believes that it is capable of meeting the needs of the increasing volume of third-party prescription sales and is aggressively marketing itself to third-party payors. See "--Business Strategy--Marketing to Third-Party Payors" and "Risk Factors--Prescription Drug Sales and Future Regulation."

     The Company believes that new prescription drugs and drug therapies provide an opportunity for increased demand for prescription drugs. In addition, the Food and Drug Administration is approving an increasing number of prescription products for sale over the counter. Prescription drugs which are approved for over-the-counter distribution have historically shown significantly increased sales.

  Photo Finishing

     Another significant focus of Eckerd Drug stores is photo finishing. The Company offers overnight photo finishing services in all Eckerd Drug stores and operates Eckerd Express Photo centers, which are one-hour photo processing mini-labs. Eckerd Express Photo centers were located in 413 Eckerd Drug stores at January 29, 1994. Sales from photo finishing accounted for approximately 5.1% of the Company's drug store sales in fiscal 1993 and were the second largest component of drug store profit. The Company believes that its photo finishing operations provide further opportunities for growth in its drug store business because of the direct contribution to sales from photo finishing and the significant additional store traffic from such operations, which is important in generating sales of other products. Photo finishing generates store traffic because it generally requires two trips to a store--one visit to drop off the roll of film and one visit to pick up the developed pictures.

     The Company is among the top three retail photo finishers in the United States, and the Company believes that it is the leading source of photo finishing in all of the major markets in which it operates. The Company processed over 28 million rolls of film in fiscal 1993 in its own photo labs and has several well known branded processing programs, including System 2(R) (two prints for the price of one), Ultralab 35(R) (larger size, higher quality prints) and Express Print 60 (one-hour processing). The Company believes that its branded processing programs, which emphasize quality and service, have helped position the Company as a leader in photo finishing. The Company currently intends to continue to expand its one-hour photo finishing business, with a goal of adding approximately 300 new Express Photo centers by 1998. As a method of financing such growth, the Company entered into the IFS Sale and Leaseback, which also provides the Company with up to $10 million per year in new five-year operating leases for future expansion or upgrade of photoprocessing equipment.

     The Company's photo departments also offer camera and photo accessories, small electronics, batteries and audio and video tapes. The entire photo department, including photo finishing, represented approximately 9.5% of the Company's total drug store sales in fiscal 1993.

  Nonpharmacy Merchandise

     In addition to prescription and over-the-counter drugs and photo finishing services, Eckerd Drug stores sell a wide variety of nonpharmacy merchandise, including health and beauty aids, greeting cards and numerous other convenience products. Eckerd-brand products, which are attractively priced and provide higher margins than similar national brand products, represent a growing segment of products offered by Eckerd Drug stores. Sales of private label products accounted for $188.1 million of the Company's sales in fiscal 1993.

     Health. Eckerd Drug stores offer a broad assortment of popular national brands as well as private label over-the-counter drugs and other products related to dental care, foot care, vitamins and nutritional supplements, feminine hygiene, family planning and baby care. Eckerd Drug stores provide a helpful environment in which consumers can obtain product information from professional pharmacists, knowledgeable sales associates and store managers or from literature available throughout the store.

     Beauty. Eckerd Drug stores offer an assortment of popular brand name cosmetics, fragrances and other beauty products. Management believes that Eckerd Drug stores provide the customer with a convenient format in which to purchase the lines of beauty products offered in its stores. Skin care products are an increasingly important component of the beauty category due to the aging population and growing concern about the effects of the environment on the skin. The Company has recently completed an expansion which devoted more shelf space to this product category.

     Greeting Cards. The greeting card department in Eckerd Drug stores offers a wide selection of contemporary and traditional cards, gift wrap, bows and novelties. The Company believes that the locations of its stores together with the wide selection offered by Eckerd Drug stores enable customers to satisfy their card and gift needs more conveniently than at traditional card stores. The Company has recently increased the space devoted to its greeting card department because of the profitability of such merchandise and because the Company believes that the demand for such merchandise will increase traffic in its stores.

     Convenience Products. This merchandise category consists of an assortment of items, including candy, food, tobacco products, books and magazines, household products, seasonal merchandise and toys. These items are carefully positioned to provide optimum convenience to the customer with easy access in the front part of the store. The Company also seeks to serve its customers' needs by specifically tailoring items in this category to meet the needs of its customers in specific store locations, including the introduction of a food mart concept in selected locations. For example, souvenirs and select summer products are offered in beach and tourist locations while convenience food is stressed in urban areas and malls.

STORE OPERATIONS

     Eckerd Drug stores are located and designed to maximize customer service and convenience and are situated in areas of high customer traffic, typically in neighborhood shopping centers with strong supermarket co-tenants or in strategically located free-standing stores. Eckerd Drug stores are designed to facilitate customer movement and feature well-stocked shelves, clearly identified aisles and well-lit interiors to maximize product visibility. Pharmacy departments are generally located near the back of the store to maximize customer exposure to the store. The stores are equipped with modern fixtures and equipment and most of them range in size from 8,200 to 10,800 square feet. About 85% of the floor space is selling area, with the remainder used for storeroom and office space.

     To enhance productivity per square foot and maintain consistent merchandising, the Company utilizes centrally prepared formats for the display and stocking of products in the Company's stores, while continuing to allow some flexibility to store managers to modify the merchandise assortment based upon the Company's program of tailoring merchandise offerings to the markets in which the stores operate.

     The typical Eckerd Drug store is open every day of the year except Christmas, with store hours geared to the needs of the specific markets. A select number of strategically located stores stay open until midnight or 24 hours a day.

     Eckerd Drug stores are currently grouped under six operating regions located in or near Orlando and Deerfield Beach, Florida; Atlanta, Georgia; Charlotte, North Carolina; and Dallas and Houston, Texas. Each operating region is headed by a vice president who supervises the various districts comprising the region. Within each district, there are managers who are responsible for the drug stores in their districts and regularly visit their stores to assure quality of service and merchandising. District pharmacy managers supervise the pharmacy operations in the drug stores. Each drug store is individually supervised by a manager who receives training in the Company's merchandise offerings, customer service and management strategy.

     The Company has implemented various programs designed to reduce shrinkage expense. These programs include training and awareness programs, tailored audit programs for district managers, internal auditors and loss prevention specialists, and computerized exception reporting for, among other things, customer refunds, voids and cash overages and shortages from daily register check-outs.

PURCHASING AND DISTRIBUTION

     Merchandising, buying and supplier payments are generally centralized at Company headquarters to assure consistency of marketing approach and efficiency in supplier relations. The Company has implemented an enhanced electronic buying system to improve inventory management and gross profit by enabling the Company to take better advantage of quantity discounts and forward buying opportunities, which the Company believes will lower the average cost of inventory. Additionally, it is anticipated that this buying system and its improved forecasting ability will improve service levels to the stores and will reduce average inventory required in the Company's distribution centers.

     Approximately 85% of store merchandise is purchased centrally and distributed, principally by Company-operated trucks, through the Company's five centrally located distribution facilities located in or near Orlando, Florida; Atlanta, Georgia; Charlotte, North Carolina; and Dallas and Houston, Texas. The remainder of store merchandise is purchased at the store level.

ADVERTISING AND MARKETING

     A combination of newspaper advertising and TV and radio spot commercials is carried on throughout the year to promote sales. During the fiscal year ended January 29, 1994, these advertising expenses totaled approximately 0.6% of Company sales. The Company's concentration of stores within its markets enables it to achieve economies of scale in its advertising and marketing expenditures and also enables the Company to negotiate favorable rates for advertising time and print production. From the time of the Acquisition through fiscal 1993, the Company reduced its advertising expense as a percentage of sales by more than 70%. In addition, the Company has derived additional cost savings through a rationalization of its advertising expenditures. As part of the cost reduction program, certain advertising expenditures related to the Company's overall corporate image were reduced in favor of advertising efforts such as newspaper circulars. This change in advertising strategy has resulted in increased financial support from the Company's vendors and a more direct impact on sales. The Company believes that its current level of advertising expenditures is appropriate to support its existing marketing strategies.

     The Company's communications and marketing programs are based upon an ongoing commitment to consumer research. Through regular telephone surveys in all major markets, exit interviews in its stores, and studies of various consumer groups, the Company is able to monitor changes in customer attitudes and shopping habits and adjust its marketing strategies accordingly.

COMPETITION

     The Company's retail drug stores operate in a highly competitive industry. The Company's drug stores compete primarily on the basis of customer service, convenience of location and store design, price and product mix and selection.

     In addition to traditional competition from independent drug stores and other drug store chains, the Company faces competition from mass merchants (including discounters and deep discounters), supermarkets, combination food and drug stores, mail order distributors, hospitals and HMOs. These other formats have experienced significant growth in their market share of the prescription and over-the-counter drug business. Many of the Company's competitors have greater financial resources than the Company. See "Risk Factors--Competition" and "--The Drug Store Industry."

     The Company's Express Photo centers compete with a variety of photo processors including other mini-labs, retail stores and photo specialty stores. The Company's Express Photo business competes primarily on the basis of quality of processing, quality and speed of service and value.

REGULATION

     All of the Company's pharmacists and its stores are required to be licensed by the appropriate state boards of pharmacy. The Company's drug stores and its distribution centers are also registered with the Federal Drug Enforcement Administration. Most of the stores sell beer and wine and are subject to various state and local liquor licensing requirements. By virtue of these license and registration requirements, the Company is obligated to observe certain rules and regulations, and a violation of such rules and regulations could result in a suspension or revocation of the licenses or registrations.

     The Company has a number of third-party payor contracts pursuant to which the Company is a provider of prescription drugs. "Freedom of choice" state statutes, pursuant to which all pharmacies would be entitled to be a provider under such a contract, have been enacted in certain states, including Alabama, Georgia, New Jersey, North Carolina, Louisiana, Tennessee and Texas, and may be enacted in others. Although such statutes may adversely affect certain of the Company's third-party contracts, they may also provide the Company with opportunities regarding additional third-party contracts.


     The Clinton Administration has stated that health care reform is one of its top priorities, and a governmental task force was appointed to prepare recommendations as to changes which should be implemented. President Clinton's plan for health care reform was outlined broadly to Congress on September 22, 1993 and was subsequently introduced as legislation on November 20, 1993. The President's plan is currently being considered by several committees in Congress. The goal of such plan, which would be phased in from 1995 through 1997, is to guarantee comprehensive health coverage (including prescription drugs) for all Americans regardless of health or employment status through a system of regional and corporate health alliances that are expected to promote competition and maintain quality, service and price. Under President Clinton's plan, all employers would be required to pay at least 80% of the coverage for their employees, and an independent national supervisory board would be established to implement and enforce the national budget for health care spending, with the power, among others, to investigate the prices of new drugs that represent a breakthrough over existing therapies. In addition, under the Clinton health care reform plan benefits offered under the Medicare program would be expanded to cover prescription drugs on an outpatient basis, and discriminatory pricing by prescription drug manufacturers based on "class of trade" (e.g., hospitals, mail order pharmacies, HMOs) would be eliminated.
A number of competing health care reform proposals have been introduced in Congress and others are expected to be introduced in the future. President Clinton's proposals to expand prescription drug coverage to all Americans, including those covered by the Medicare program, and to eliminate discriminatory pricing by prescription drug manufacturers may not be included in any of the other health care reform proposals. The Company cannot predict the outcome of the Clinton health care reform plan or of any other reform initiatives or the impact thereof on the Company's financial position or results of operations. Health care reform, if implemented, could adversely affect the pricing of prescription drugs or the amount of reimbursement from governmental agencies and third-party payors, and consequently could be adverse to the Company. However, to the extent health care reform expands the number of persons receiving health care benefits covering the purchase of prescription drugs, it would also result in increased purchases of such drugs and could thereby have a favorable impact on both the Company and the retail drug industry in general. Nevertheless, there can be no assurance that any such future legislation or any similar legislation adopted by any states in which the Company operates will not adversely affect the Company or the retail drug store industry generally.


     In 1990, Congress enacted the Omnibus Budget Reconciliation Act of 1990 ("OBRA 1990") which includes a requirement that states implement pharmaceutical drug use review programs for Medicaid beneficiaries receiving covered out-patient prescription drugs. The OBRA 1990 legislation states that pharmacists must offer to discuss with each Medicaid patient "common, severe side or adverse effects or interactions and therapeutic contraindications that may be encountered, including their avoidance and the action required if they occur." In order to ensure reimbursement of out-patient prescription drugs under Medicaid, states were required, pursuant to the OBRA 1990 legislation, to implement drug use review programs by January 1, 1993. In all states where the Company operates (except South Carolina), the State Pharmacy Practices Acts have expanded the OBRA requirements to include all patients receiving prescriptions in a retail setting. Pharmacists now have a duty to warn the purchaser of a prescription drug if the warning could reduce or negate the adverse effects of the use of such drug.

     In 1993, the state of Florida enacted health care legislation that is applicable to state employees, small businesses with fewer than 50 employees and Medicaid recipients. Such legislation, which will be implemented in 1994, will create 11 health care purchasing cooperatives, which will accept bids from health care providers to provide goods and services to the cooperatives. The Company expects to submit bids to provide prescription drugs to the cooperatives. However, the Company is unable to predict the outcome of such bids or the impact of the Florida legislation on the Company's financial position or results of operations.

     In January 1994, the state of Tennessee replaced its Medicaid program with a program that is run by various managed care organizations. Several different plans exist under such legislation and the Company is participating in substantially all of the plans. The Company is unable to predict the impact of the Tennessee legislation on the Company's financial position or results of operations but the Company does not believe that the impact will be significant.

OTHER OPERATIONS

     The Company has been engaged in the institutional pharmacy business since 1980. In October 1989, the Company purchased the predecessor of Insta-Care from Revco and integrated that business with its existing operations. Insta-Care provides prescription drugs as well as patient record and consulting services to long-term health care facilities in New England and the Sunbelt. Sales of Insta-Care were $107.5 million in fiscal 1993, accounting for approximately 2.5% of the Company's sales and 2.6% of the Company's earnings before interest and taxes. Insta-Care is not part of the Company's core drug store business and the Company is considering the sale of the assets or stock of Insta-Care and would sell such stock or assets if a suitable opportunity arose. No assurance can be given that a sale of Insta-Care will be consummated in the future or, if consummated, that the proceeds will be used other than to repay indebtedness outstanding under the Credit Agreement, as currently required by the Credit Agreement.



     The Company operated Eckerd Optical centers and "Visionworks" retail optical superstores until the Vision Group was sold effective January 30, 1994. The Company sold the Vision Group to an investment group, which included Richard
W. Roberson, the President of the Vision Group, and other members of the Vision Group management, for an amount in cash and notes approximately equal to the book value of the related assets. Sales of the Vision Group were $60.7 million in fiscal 1993, accounting for approximately 1.5% of the Company's sales and 2.2% of the Company's earnings before interest and taxes.

EMPLOYEES

     As of January 29, 1994, the Company had approximately 43,000 employees, of which 24,100 were full-time employees. The Company believes that overall employee relations are good. None of the Company's employees are represented by unions.

PATENTS, TRADEMARKS AND TRADENAMES

     No patent, trademark, license, franchise or concession is considered to be of material importance to the business of the Company other than the trade names under which the Company operates its retail businesses, including the Eckerd name. The Company also holds servicemarks for its photo finishing products, private label products and information systems.

PROPERTIES

     The Company conducts substantially all of its retail businesses from stores located in leased premises. Substantially all of these leases will expire within the next twenty-five years. In the normal course of business, however, it is expected that leases will be renewed or replaced by leases on other properties. Most of the Company's store leases provide for a fixed minimum rental together with a percentage rental based on sales.

     The material office and distribution center properties owned or leased by the Company at January 29, 1994 are as follows:

                                                                                   APPROXIMATE    OWNED OR
     LOCATION                                                                      SQUARE FEET     LEASED
- ---------------------------------------------------------------------------------  ------------  -----------
Largo, Florida...................................................................      488,000        Owned(1)
Charlotte, North Carolina........................................................      587,000        Owned
Garland, Texas...................................................................      270,000        Owned
Conroe, Texas....................................................................      345,000        Owned
Orlando, Florida.................................................................      321,000        Owned(2)
Orlando, Florida.................................................................      587,000       Leased(2)
Newnan, Georgia..................................................................      244,000        Owned(3)
Hammond, Louisiana...............................................................      185,000        Owned(3)(4)

- ---------------

(1) Includes the Company headquarters.

(2) In January, 1993 the Company assumed a lease for an office and distribution facility of approximately 587,000 square feet (lease expires 2005). The Company's existing Orlando facility and the Largo distribution center facility were consolidated into the new facility during 1993. Existing Orlando facilities which are owned are being offered for sale.

(3) Construction was financed pursuant to revenue bond issues. Because these properties are currently leased subject to nominal purchase options with development authorities which the Company anticipates it will exercise, they are listed as owned by the Company.

(4) The Company closed the Hammond distribution center and subleased the former
    Hammond,     Louisiana office and distribution center.

     The Company considers that all property owned or leased is well maintained and in good condition.

LEGAL PROCEEDINGS

     In the ordinary course of its business, the Company and its subsidiaries are parties to various legal actions which the Company believes are routine in nature and incidental to the operation of the business of the Company and its subsidiaries. The Company believes that the outcome of the proceedings to which the Company and its subsidiaries currently are parties will not have a material adverse effect upon its operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The name, age and office or principal occupation of the executive officers and directors of the Company and certain information relating to their business experience are set forth below:

     NAME                                         AGE                                POSITION
- --------------------------------------------  -----------  -------------------------------------------------------------
Stewart Turley..............................          59   Director, Chairman of the Board and Chief Executive Officer
Francis A. Newman...........................          45   Director, President and Chief Operating Officer
John W. Boyle...............................          65   Director and Vice Chairman of the Board
Dr. James T. Doluisio.......................          58   Director
Donald F. Dunn..............................          68   Director
Albert J. Fitzgibbons, III..................          48   Director
Lewis W. Lehr...............................          73   Director
Alexis P. Michas............................          36   Director
Rupinder S. Sidhu...........................          37   Director
Edward W. Kelly.............................          48   Senior Vice President/Merchandising
James M. Santo..............................          52   Senior Vice President/Administration and Secretary
Samuel G. Wright............................          43   Senior Vice President/Finance
Robert L. Myers.............................          48   Senior Vice President/Pharmacy
Robert D. Boos..............................          54   Vice President
Oren M. Peacock.............................          56   Vice President


     Mr. Turley is Chairman of the Board and Chief Executive Officer of the Company, positions he has held since 1986. He served as President of the Company from 1986 until July 1993. He joined Old Eckerd in 1966 and has served as Senior Vice President (1971-1974) and President and Chief Executive Officer (1974-1975) prior to being elected to Chairman of the Board, President and Chief Executive Officer. He is also a director of Barnett Banks, Inc., Sprint Corporation and Springs Industries, Inc.



     Mr. Newman is President, Chief Operating Officer and a Director of the Company, positions he has held since July 6, 1993. Prior to joining the Company, Mr. Newman served as President, Chief Executive Officer and a director of F&M Distributors, Inc. ("F&M"), a drug store chain, since 1986. Prior to joining F&M, he was the Executive Vice President of Household Merchandising, a retail firm, from 1984 to 1985 and the Senior Vice President of Merchandising for F.W. Woolworth, a retail firm, from 1980 to 1984. Mr. Newman is also a director of FabriCenters of America, a retail firm.


     Mr. Boyle was appointed Vice Chairman of the Board in February 1993. Prior thereto he was Senior Vice President/Finance and Administration of the Company, a position he has held for more than the past five years. He joined Old Eckerd as Senior Vice President/Finance and Administration in 1983.


     Dr. Doluisio is Dean of the College of Pharmacy, University of Texas, Austin, Texas. Dr. Doluisio has been Dean since 1973 and has served as chairman of the American Pharmaceutical Association, the American Association of College of Pharmacy Council of Deans, the American Association for the Advancement of Science and as a trustee of the United States Pharmacopeia. He is also a director of COR Therapeutics, Inc.


     Mr. Dunn is retired Chairman of the Board and Chief Executive Officer of Maas Brothers/Jordan Marsh, a division of Allied Stores Corporation, New York, New York. In his 39-year career with Allied Stores, starting as an executive trainee, Mr. Dunn held numerous management positions including that of executive group manager of Allied Stores for Jordan Marsh and Maas Brothers in Florida, Cain-Sloan in Tennessee and Joske's in Texas. Mr. Dunn is also a director of Tech Data Corporation and Younkers, Inc.

     Mr. Fitzgibbons has been a director of Merrill Lynch Capital Partners since 1988. He has been a Partner of Merrill Lynch Capital Partners since 1993; an Executive Vice President of Merrill Lynch Capital Partners from 1988 to 1993; a Senior Vice President of Merrill Lynch Capital Partners from 1987 to 1988; a Managing Director of the Investment Banking Division of Merrill Lynch & Co. ("ML & Co.") since 1978; and Vice President of Merrill Lynch from 1974 to 1988. He is also a director of Amstar Corporation, Borg-Warner Security Corporation, Borg-Warner Automotive, Inc., Consumer Markets, Inc., ESSTAR Corporation U.S. Foodservice, Inc., AmeriFoods Companies, Inc. and United Artists Theatre Circuit, Inc.



     Mr. Lehr is former Chairman of the Board of 3M Company, St. Paul, Minnesota. In his 39-year career with 3M Company, starting as an engineer, Mr. Lehr held numerous management positions and from 1980 to March 1986, when he retired, was Chairman of the Board and Chief Executive Officer. He also serves as a director of Peregrine Semiconductor Corporation and various IDS Funds.


     Mr. Michas has been a director of Merrill Lynch Capital Partners since 1989. He has been a Partner of Merrill Lynch Capital Partners since 1993; a Senior Vice President of Merrill Lynch Capital Partners from 1990 to 1993; a Vice President of Merrill Lynch Capital Partners from 1987 to 1989; a Managing Director of the Investment Banking Division of ML & Co. since 1991; a Director of the Investment Banking Division of ML & Co. from 1990 to 1991; and a Vice President of the Investment Banking Division of ML & Co. from 1987 to 1989. He is also a director of Amstar Corporation, Borg-Warner Security Corporation, Borg-Warner Automotive, Inc. and Blue Bird Body Corporation.

     Mr. Sidhu has been a director of Merrill Lynch Capital Partners since 1988. He has been a Partner of Merrill Lynch Capital Partners since 1993; a Senior Vice President of Merrill Lynch Capital Partners since 1987; a Vice President of Merrill Lynch Capital Partners from 1985 to 1987; a Managing Director of the Investment Banking Division of ML & Co. from 1989 to 1993; and a Director of the Investment Banking Division of ML & Co. from 1987 to 1989. He is also a director of Clinton Mills, Inc., First-USA, Inc., John Alden Financial Corporation and Wherehouse Entertainment, Inc.

     Mr. Kelly was appointed Senior Vice President/Merchandising in February 1993. Prior thereto he served as Vice President of Merchandising of Eckerd Drug Company, formerly Old Eckerd's principal subsidiary ("Eckerd Drug Company") and now the Company's principal division, for more than the past five years.

     Mr. Santo was appointed Senior Vice President/Administration in February 1993. Prior thereto he was Vice President/Legal Affairs of the Company, a position he has held for more than the past five years. In addition, Mr. Santo was appointed Secretary of the Company effective January 1, 1992.

     Mr. Wright was appointed Senior Vice President/Finance in February 1993. Prior thereto he was Vice President and Controller of the Company, a position he has held since September 1988. Mr. Wright became Vice President of the Company in June 1986. In addition, Mr. Wright has served as Vice President of Finance of Eckerd Drug Company since May 1985.

     Mr. Myers was appointed Senior Vice President/Pharmacy in February 1993. Prior thereto he was Vice President of the Company, a position he has held for more than the past five years. In addition, Mr. Myers has served as Vice President of Pharmacy Services of Eckerd Drug Company for more than the past five years.

     Mr. Boos was appointed Vice President of the Company in April 1991. In addition, Mr. Boos has been Vice President of Real Estate and Development of Eckerd Drug Company since August 1985. Mr. Boos joined Eckerd Drug Company in 1982.

     Mr. Peacock is Vice President of the Company, a position he has held for more than the past five years. Mr. Peacock is also a Senior Regional Vice President for the North Texas Region of Eckerd Drug Company.

     Messrs. Turley, Boyle, Doluisio, Dunn, Fitzgibbons and Lehr have been directors of the Company since May 1986. Mr. Sidhu became a director of the Company in April 1988, Mr. Michas became a director of the Company in April 1990, and Mr. Newman became a director in July 1993.

     The Board of Directors of the Company is divided into three classes serving staggered three-year terms. The terms of office of Messrs. Boyle, Doluisio and Sidhu will expire in 1994, the terms of office of Messrs. Michas, Dunn and Newman will expire in 1995 and the terms of office of Messrs. Fitzgibbons, Turley and Lehr will expire in 1996.

     Messrs. Doluisio, Dunn and Lehr serve as members of the Audit Committee, Messrs. Fitzgibbons, Dunn and Lehr serve as members of the Executive Compensation and Stock Option Committee, and Messrs. Turley, Dunn and Fitzgibbons serve as members of the Executive Committee, of the Board of Directors of the Company. Officers of the Company serve at the discretion of the Board of Directors. Messrs. Fitzgibbons, Sidhu and Michas are employees of Merrill Lynch Capital Partners and serve on the Board of Directors of the Company as representatives of the Merrill Lynch Investors.

     Officers are elected for a one-year term by the Board of Directors at its annual meeting. There is no family relationship between any of the aforementioned officers or directors of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 26, 1994 by (i) each of the directors of the Company, (ii) each of the named executive officers of the Company (iii) each person known by the Company to be the beneficial owner of approximately five percent or more of the outstanding Common Stock, (iv) all of the Company's directors and executive officers as a group and (v) by each Selling Stockholder. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The following table treats the 136,808 shares of Management Restricted Stock as issued and outstanding. See "Description of Capital Stock--Management Restricted Stock." The table does not reflect the possible sale of additional shares if the Underwriters' over-allotment options are exercised in full. The Selling Stockholders will participate proportionately in any sales pursuant to the over-allotment options based on their participation in the Offerings.



                                               OWNERSHIP PRIOR TO                     OWNERSHIP AFTER
                                                  THE OFFERINGS                        THE OFFERINGS
                                          -----------------------------  -----------------------------------------
                                            SHARES OF                    SHARES TO     SHARES OF
NAME                                       COMMON STOCK    PERCENTAGE     BE SOLD     COMMON STOCK    PERCENTAGE
- ----------------------------------------  --------------  -------------  ----------  --------------  -------------
Merrill Lynch Investors(1)..............     14,697,104         46.45%    2,811,145     11,885,959         37.56%
The Equitable Life Assurance Society of
  the United States(2)..................      1,654,526          5.23       545,344      1,109,182          3.51
J.P. Morgan Capital Corp.(3)............      1,641,422          5.19       541,025      1,100,397          3.48
Company Employees' Profit Sharing
  Plan(4)...............................      1,409,522          4.45        --          1,409,522          4.45
The Northwestern Mutual Life Insurance
  Company(5)............................      1,378,759          4.36       263,244      1,115,515          3.53
American Home Assurance Company(6)......      1,213,951          3.84       400,127        813,824          2.57
CBC Capital Partners(7).................        807,028          2.55       266,002        541,026          1.71
Wells Fargo & Company(8)................        370,729          1.17       122,195        248,534         *
First Bank System(9)....................         75,355         *            24,838         50,517         *
Monarch Life Insurance Company(10)......         72,966         *            24,050         48,916         *
Continental Trust Company as trustee of
  Sears Pension Trust(11)...............          6,159         *             2,030          4,129         *
Stewart Turley(12)......................        567,623          1.79        --            567,623          1.79
Francis A. Newman.......................          5,400         *            --              5,400         *
John W. Boyle(13).......................        144,505         *            --            144,505         *
Dr. James Doluisio(14)..................          6,437         *            --              6,437         *
Donald F. Dunn(15)......................         13,217         *            --             13,217         *
Albert J. Fitzgibbons, III(16)(17)......          4,717         *            --              4,717         *
Lewis W. Lehr(18).......................          9,017         *            --              9,017         *
Alexis P. Michas(16)(19)................          4,675         *            --              4,675         *
Rupinder S. Sidhu(16)(20)...............          4,717         *            --              4,717         *
Harry W. Lambert(21)....................        271,894         *            --            271,894         *
Richard W. Roberson(22).................        119,999         *            --            119,999         *
Robert L. Myers (23)....................         66,633         *            --             66,633         *
All directors and executive officers as
  a group (18 persons) (24)(25).........      1,651,781          5.19        --          1,651,781          5.19


- ---------------
   * Less than one percent


 (1) Shares of Common Stock beneficially owned by the Merrill Lynch Investors are owned of record as follows: 941,148 shares by Merrill Lynch Interfunding Inc., 9,816,294 shares by Merrill Lynch Capital Appreciation Partnership No. II, L.P., 249,567 shares by ML Offshore LBO Partnership No. II, 244,022 shares by ML Employees LBO Partnership No. I, L.P., 98,597 shares by Merrill Lynch KECALP L.P. 1986, 1,350,577 shares by Merrill Lynch Capital Appreciation Partnership No. B-IX, L.P., 791,101 shares by ML Offshore LBO Partnership No. B-IX, 21,419 shares by MLCP Associates L.P. No. II., 133,856 shares by Merrill Lynch KECALP L.P. 1989, 895,676 shares by ML IBK Positions, Inc., 46,513 shares by Merchant Banking L.P. No. IV, 15,491 shares by ML Oklahoma Venture Partners, Limited Partnership and 92,843 shares by ML Venture Partners II, L.P. The address for the Merrill Lynch Investors and each of the aforementioned

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

     record holders is c/o Merrill Lynch & Co., Inc., Merrill Lynch World Headquarters, North Tower, New York, New York 10281-1201.

 (2) Includes 165,452 shares of Common Stock beneficially owned by Equitable Variable Life Insurance Company. The address for The Equitable Life Assurance Society of the United States and Equitable Variable Life Insurance Company is 1285 Avenue of the Americas, 19th Floor, New York, New York 10019.
 (3) Includes 1,036,400 shares of Common Stock and 605,022 shares of Non-Voting Common Stock beneficially owned by J.P. Morgan Capital Corporation ("MCC"). MCC may convert shares of Non-Voting Common Stock into shares of Common Stock to the extent that it would not own more than 4.9% of the voting securities of the Company. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Capital Corporation, was a lender to the Company until June 15, 1993. See "The 1993 Transactions". The address for MCC is
     60 Wall Street, New York, NY 10260.
 (4) The address for the Company Employees' Profit Sharing Plan is P.O. Box 4689, Clearwater, Florida 34618. NationsBank of Georgia, N.A. is the trustee of the Company Employees' Profit Sharing Plan. Total does not reflect the 192,000 shares of Common Stock of the Company that the Company has irrevocably committed to deposit to the Company Employees' Profit Sharing Plan over fiscal 1994, 1995 and 1996.
 (5) The address for The Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.
 (6) The address for American Home Assurance Company is c/o AIG Global Investors, Inc. 200 Liberty Street, 19th Floor, New York, New York 10281.
 (7) The address for CBC Capital Partners is 270 Park Avenue, 5th Floor, New York, NY 10017. Chemical Bank, an affiliate of CBC Capital Partners, is a co-managing agent, administrative agent and participant in the Credit Agreement.
 (8) The address for Wells Fargo & Company is 444 Market Street, 17th Floor, San Francisco, California 94163. Wells Fargo Bank, an affiliate of Wells
     Fargo, Company, is a participant in the Credit Agreement.
 (9) The address for First Bank System is c/o First Asset Management 601 Second Avenue South, Minneapolis, Minnesota 55402-4302.
(10) The address for Monarch Life Insurance Company is One Monarch Place, Springfield, Massachusetts 01133.
(11) The address for Sears Pension Trust is Xerox Centre, 55 West Monroe Street, Chicago, Illinois 60603.
(12) Total does not reflect the 40,234 shares of Common Stock transferred by Mr. Turley to certain family members. Mr. Turley disclaims beneficial ownership of such shares. Total includes options covering 44,421 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter. Includes 28,081 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events but does not reflect the 6,650 shares of Management Restricted Stock transferred by Mr. Turley to certain family members. Mr. Turley disclaims beneficial ownership of such shares.
(13) Total does not reflect 127,393 shares of Common Stock transferred to certain irrevocable trusts established by Mr. Boyle. Mr. Boyle disclaims beneficial ownership of such shares. Total includes options covering 20,800 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter. Total does not reflect 15,432 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events transferred by Mr. Boyle to certain family members. Mr. Boyle disclaims beneficial ownersip of such shares.
(14) Total includes options covering 3,334 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter. Includes 277 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.
(15) Total includes options covering 3,334 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter. Includes 277 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.

(16) Messrs. Fitzgibbons, Michas and Sidhu are directors of the Company and officers of Merrill Lynch Capital Partners, ML & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Each disclaims beneficial ownership of shares of Common Stock beneficially owned by the Merrill Lynch Investors. The business address for Messrs. Fitzgibbons, Michas and Sidhu is c/o Merrill Lynch Capital Partners, 767 Fifth Avenue, 48th Floor, New York,
     NY 10153

(17) Total includes options covering 3,334 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter. Total includes 277 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.
(18) Total includes options covering 3,334 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter. Total includes 277 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

(19) Total includes options covering 4,675 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter, including options covering 295 shares of Common Stock which vest upon the occurrence of Restricted Stock Events.
(20) Total includes options covering 4,717 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter, including options covering 277 shares of Common Stock which vest upon the occurrence of Restricted Stock Events.
(21) Total includes options covering 20,800 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter. Includes 15,431 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.
(22) Total includes options covering 10,400 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter. Includes 6,755 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.

(23) Total includes options covering 6,500 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter. Includes 3,687 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.


(24) The total number of all directors and executive officers as a group includes (i) Harry W. Lambert who retired from his positions with the Company effective September 30, 1993 and is currently a consultant and advisor to the Company, (ii) Richard W. Roberson, a former Senior Vice President of the Company and President of Vision Group, who resigned his employment with the Company in March 1994 and (iii) Thomas E. Whiddon, the former Vice President/Treasurer of the Company, who resigned his employment with the Company in March 1994.

(25) Total includes options covering 168,524 shares of Common Stock which are exercisable as of March 26, 1994 or within 60 days thereafter, including options covering 941 shares of Common Stock which vest upon the occurrence of Restricted Stock Events. Total includes 78,500 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summaries of the principal terms of the certain outstanding indebtedness of the Company do not purport to be complete and are subject to the detailed provisions of, and qualified in their entirety by reference to, the respective financing agreements, copies of which have been filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part and to which exhibits reference is hereby made. Whenever particular provisions of such documents are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

THE CREDIT AGREEMENT

     The Company has entered into the Credit Agreement with the financial institutions party thereto (the "Lenders"), Chemical Bank, a New York banking corporation ("Chemical Bank"), and NationsBank of Florida, N.A., a national banking association ("NationsBank"), as managing agents for the Lenders (in such capacity, each a "Managing Agent") and as swingline lenders (in such capacity, each a "Swingline Lender"), and Chemical Bank as administrative agent (in such capacity, the "Administrative Agent") for the Lenders, the Swingline Lenders and the fronting banks with respect to letters of credit ("Letters of Credit") and bankers' acceptances ("Bankers' Acceptances") issued in connection with the Credit Agreement (collectively, the "Fronting Banks").

     The Lenders extended credit (i) on a term basis in an aggregate principal amount of $650.0 million, which consisted of Tranche A Term Loans in an aggregate principal amount not to exceed $500.0 million, and Tranche B Term Loans in an aggregate principal amount of $150.0 million, (ii) on a revolving basis at any time and from time to time prior to July 31, 1999 (or July 31, 2000 in case such maturity date is extended as provided in the Credit Agreement) in an aggregate principal amount outstanding not in excess of $300.0 million (the "Revolving Loans") of which up to (a) $30.0 million of such amount is available as swingline loans (the "Swingline Loans") and (b) $155.0 million of such amount is available as Letters of Credit and Bankers' Acceptances. At January 29, 1994, the Company had approximately $571.7 million outstanding under the Senior Term Loans, nothing outstanding under the Revolving Credit Facility and $4.5 million of Bankers' Acceptances and had unused and available borrowing commitments under the Revolving Credit Facility of $223.9 million.

     The Company expects to use the proceeds of Revolving Loan borrowings from time to time for general corporate purposes of the Company and its subsidiaries. The proceeds of Swingline Loans are also used for general corporate purposes of the Company and its subsidiaries. Letters of Credit and Bankers' Acceptances are used to support obligations of the Company and its subsidiaries incurred in the ordinary course of business.

     The obligations of the Company under the Credit Agreement are unconditionally guaranteed by each of the material subsidiaries of the Company (each, a "Guarantor"). The Company and certain of the Guarantors have in addition pledged capital stock of the Guarantors, and all borrowings under the Credit Agreement are secured by a first priority lien on all accounts, accounts receivable, equipment, inventory, proceeds, intellectual property, and certain other property of the Company, and first priority mortgages on two distribution centers of the Company located in Texas and the Company's headquarters located in Florida.

     The Tranche A Term Loans and the Revolving Loans bear interest at a rate equal to, at the Company's option (i) the Alternate Base Rate ("ABR") (defined in the Credit Agreement as the highest of (a) the prime rate, (b) the federal funds effective rate plus 1/2 of 1%, and (c) the base CD rate plus 1%) plus 1 3/4% per annum, computed on the basis of actual number of days elapsed over a 365-or 366-day year when the ABR is determined by reference to the prime rate, and over a 360-day year at all other times, or (ii) the Adjusted LIBO rate ("LIBOR") (defined in the Credit Agreement as the product of (a) LIBOR in effect for the applicable interest period and (b) statutory reserves) plus 2 3/4% per annum, computed on the basis of actual number of days elapsed over a 360-day year. The spread above ABR and LIBOR specified above may decrease by 1/2 of 1% in two separate instances if certain levels of funded debt and ratios of funded debt to specified measures of earnings are achieved by the Company. The Swingline Loans bear interest at the rate applicable to ABR Revolving Loans.

     The Tranche B Term Loans bear interest at a rate equal to, at the Company's option (a) ABR plus 2% per annum, computed on the basis of actual number of days elapsed over a 365-or 366-day year when the ABR is determined by reference to the prime rate and over a 360-day year at all other times, or (b) LIBOR plus 3% per annum, computed on the basis of actual number of days elapsed over a 360-day year.

     Interest on ABR borrowings are payable quarterly. Interest on LIBOR borrowings are payable at the end of the relevant interest period (one, two, three or six-month periods, except that with respect to six-month periods, interest shall be payable every three months). The Company pays the Lenders a commitment fee of 1/2 of 1% per annum on the undrawn amount of the term loan and revolving facilities. The Company also pays Letter of Credit fees and Bankers' Acceptance fees, and has paid commitment and other fees to the Managing Agents and the Lenders.

     Principal of the Tranche A Term Loans and the Tranche B Term Loans will be amortized on the following schedule:


FISCAL                                                         TRANCHE A        TRANCHE B
YEAR                                                           TERM LOANS       TERM LOANS
- -----------------------------------------------------------  --------------  ----------------
1994.......................................................  $   28,348,220         --
1995.......................................................  $   66,145,853         --
1996.......................................................  $   85,044,670         --
1997.......................................................  $   85,044,670         --
1998.......................................................  $   85,044,670  $      9,449,408
1999.......................................................  $   80,319,966  $     18,898,816
2000.......................................................        --        $    113,392,892


     Principal of the Tranche A Term Loans will be amortized in unequal quarterly payments and mature in full on July 31, 1999. Principal of the Tranche B Term Loans will be amortized in unequal semi-annual payments and mature in full on June 15, 2000. The Company has the right to prepay any borrowings under the Credit Agreement in whole or in part at any time. The Company made scheduled principal payments of $9.4 million for Tranche A Term Loans due in fiscal 1993 and on January 28, 1994, made scheduled principal payments of $33.1 million for Tranche A Term Loans due in fiscal 1994.


     The Company is required to prepay borrowings under the Credit Agreement with (i) 50% of the consolidated excess cash flow (as calculated in accordance with Credit Agreement) of the Company for the preceding fiscal year, (ii) in any fiscal year, the excess of (a) the aggregate net proceeds of dispositions of assets of the Company and its subsidiaries over (b) $6.0 million, (iii) in any fiscal year, the net proceeds of any incurrence of debt (other than indebtedness permitted under the Credit Agreement), and (iv) all of the net proceeds of any equity issuance until such prepayment or prepayments equal $75.0 million (prepayments of approximately $35.8 million of which were made in connection with the IPO), and thereafter, 75% of such net proceeds. Prepayments are to be applied (i) pro rata between outstanding Tranche A Term Loans and Tranche B Term Loans, applied pro rata among scheduled payments, and (ii) after such loans are paid in full to the Swingline Loans and then the Revolving Loans.

     The Credit Agreement restricts acquisition and capital expenditures, other than, in certain circumstances, expenditures in the form of shares of Common Stock. In any fiscal year, the Company and its subsidiaries may make acquisition expenditures in an aggregate amount not to exceed the lesser of (i) 50% of the previous fiscal year's excess cash flow and (ii) $20.0 million. Subject to certain limitations, the Company may carry forward to the following fiscal year a portion of permitted but unused acquisition expenditures from the immediately preceding fiscal year. The Company may also expend on acquisitions up to $25.0 million of its portion of the net proceeds (25% after the Lenders have received $75.0 million in prepayments resulting from the issuance of equity) of any offerings of Common Stock subsequent to the IPO. Each fiscal year the Company may make capital expenditures, other than acquisition expenditures, in the following amounts: $45.0 million in fiscal 1994; $45.0 million in fiscal 1995; $45.0 million in fiscal 1996; $45.0 million in fiscal 1997; $50.0 million in fiscal 1998; $52.0 million in fiscal 1999; and $54.0 million in fiscal 2000. Subject to certain limitations, the Company may carry forward to the following fiscal year a portion of permitted but unused capital expenditures from the immediately preceding fiscal year. The Company may make additional capital expenditures, other than acquisition expenditures, from time to time of up to an aggregate $15.0 million, provided that no more than $5.0 million of such additional expenditures may be made in any fiscal year. In addition to the permitted expenditures described above, the Company may make acquisition or capital expenditures in any fiscal year in an amount equal to the lesser of (i) the net proceeds of dispositions of assets during such fiscal year and (ii) $6.0 million. The Company may make other acquisitions or capital expenditures with the consent of the lenders holding more than 50% of the outstanding indebtedness under the Credit Agreement.

     The Credit Agreement contains various restrictive covenants prohibiting the Company and its subsidiaries from (subject to certain exceptions), (i) incurring or permitting to exist any indebtedness, other than, among other things, (a) certain indebtedness specified existing on the date the Company entered into the Credit Agreement, (b) certain deferred purchase price obligations, (c) reimbursement obligations in limited amounts, (d) the Debentures and unsecured indebtedness subordinated thereto, and (e) obligations of the Company and certain subsidiaries under various stock or option purchase agreements; (ii) making investments, loans or advances, other than, among others, investments constituting all or substantially all of the capital stock of any corporation engaged in the same or similar business as the Company or any subsidiary; (iii) merger, consolidation, sale of all or any substantial part of any asset, or acquisitions, except for, among other things, (a) sales of inventory in the ordinary course of business, (b) the sale of accounts receivables on an ongoing basis; provided that the purchaser of such receivables may at no time invest more than $35.0 million therein, (c) the sale or other disposal of the Insta-Care and certain specified real estate, and (d) the sale of $35.0 million of assets after July 15, 1993, provided that sales not exceed $10.0 million in any twelve-month period; (iv) incurring or permitting to exist any liens, other than, among other things, (a) certain specified liens existing on the date the Company entered into the Credit Agreement, (b) liens in certain specified amounts with respect to permitted deferred purchase price obligations, and (c) liens with respect to consigned goods; (v) declaring or paying dividends or distributions, except for, among other things, purchases or redemptions of stock in connection with certain existing management subscription agreements; (vi) entering into future sale and leaseback transactions; (vii) engaging in any transaction with any affiliate other than on arms-length terms; (viii) engaging in business activities not reasonably related to their current business activities; (ix) prepaying or redeeming indebtedness; (x) amending, waiving, modifying or terminating certain documents, including, among others, their respective charter documents, unless such amendment, waiver, modification or termination is not adverse to the Lenders; (xi) entering into or being obligated under any lease agreement other than in the ordinary course of business, and only to the extent that the aggregate lease expenses during each fiscal year do not exceed certain specified amounts; and (xii) maintaining a bank account with a financial institution other than a Lender.

     The Credit Agreement requires the Company to satisfy certain financial covenants, including, among other things, on a quarterly basis, with respect to the four immediately preceding quarters, specified ratios of: (i) funded debt to earnings before interest, taxes, depreciation and amortization; (ii) interest coverage; and (iii) fixed charge coverage.

     "Events of Default" under the Credit Agreement include (i) default in the payment when due of any principal payable on the loans under the Credit Agreement; (ii) default in the payment of any interest, fees or other amounts payable under the Credit Agreement for a period of three business days; (iii) the failure to comply with any covenant, condition or agreement contained in the Credit Agreement or related loan documents; (iv) the failure to pay any principal or interest due in respect of any indebtedness in a principal amount in excess of $3.0 million (after giving effect to any applicable grace period);
(v) the commencement of a bankruptcy, insolvency, receivership or similar action by or against the Company or any material subsidiary; (vi) one or more judgments in an aggregate amount in excess of $250,000 (to the extent not covered by insurance) rendered against the Company or any material subsidiary which shall remain undischarged for a period of 10 days; (vii) certain reportable events under the Employee Retirement Income Security Act of 1975 ("ERISA"); and (viii) a change in control, which shall occur, if, among other things, (a) any person other than Merrill Lynch Capital Partners and its affiliates shall own shares representing more than 30% of the ordinary voting power of the Company, and (b) certain specified changes in the composition of the board of directors of the Company occur.

THE NOTES

     The Notes are senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior debt of the Company. The Notes are senior to the 11 1/8% Debentures. The Notes are redeemable at the option of the Company, in whole or in part, at specified redemption prices, and upon a change of control (as defined in the Notes Indenture). The Notes bear interest at 9 1/4% per annum and mature on February 15, 2004.

     The Notes Indenture contains certain covenants that, among other things, restrict (i) the incurrence of additional indebtedness by the Company and its Restricted Subsidiaries (as defined in the Notes Indenture), (ii) the payment of dividends on, and redemptions of, capital stock of the Company and the making of other restricted payments, (iii) the incurrence of restrictions on the ability of Restricted Subsidiaries to pay dividends or other payments to the Company,
(iv) the incurrence of liens, (v) transactions with affiliates, (vi) the use of proceeds from the disposition of certain assets of the Company or the sale of the stock of Restricted Subsidiaries, (vii) the issuance of certain guarantees and pledges by Restricted Subsidiaries, (viii) the issuance and sale of capital stock by Restricted Subsidiaries, (ix) the incurrence of other senior subordinated indebtedness and (x) the ability of the Company to engage in certain mergers or consolidations or to transfer all or substantially all of its assets to another person.

     Upon a Change of Control (as defined in the Notes Indenture), (i) the Company will have the option to redeem the Notes and (ii) subject to certain conditions, the Company will be required to make an offer to purchase each holder's Notes at 101% of the principal amount thereof plus accrued interest to the date of redemption. In addition, the Company will, under certain circumstances, be obligated to make an offer to purchase Notes in the event of Asset Sales (as defined in the Notes Indenture). The Credit Agreement, however, prohibits the Company from optionally redeeming the Notes.

THE 11 1/8% DEBENTURES

     The 11 1/8% Debentures are subordinated to all existing and future senior debt of the Company, and are redeemable at the option of the Company, in whole and in part, at 100% of their principal amount plus accrued interest to the date of redemption. Interest on the 11 1/8% Debentures accrues and is payable at the rate of 11 1/8% per annum. The final maturity date of the 11 1/8% Debentures is May 1, 2001. As of January 29, 1994 the accreted value of 11 1/8% Debentures outstanding was approximately $134.6 million.

THE INDUSTRIAL DEVELOPMENT REVENUE BONDS

     The Company has issued and outstanding $18.25 million in Variable Rate Demand Industrial Development Revenue Refunding Bonds including $8.25 million due March 1, 2009 and $10.0 million due May 1, 2013. The variable rate demand industrial development revenue refunding bonds currently have an interest rate which is a daily rate established by J.P. Morgan Securities, Inc. and is indicative of current bid-side yields of high grade tax-exempt securities. At the Company's option, and under certain conditions, the interest rate may be changed to a monthly rate or a fixed rate. The bonds are secured by the related buildings, leases and letters of credit and are guaranteed obligations of the Company. The reimbursement agreement relating to the letters of credit incorporates the restrictive covenants and limitations of the Credit Agreement.

THE IFS SALE AND LEASEBACK

     The Company has entered into the IFS Sale and Leaseback, which is an agreement for a sale and leaseback of certain assets related to its photo processing business. The Company has sold certain photo processing equipment to Imaging Financial Services, Inc., a Delaware corporation for approximately $35.0 million, and entered into a five-year lease with respect to such equipment. At the end of the five years, the Company may renew the agreement or terminate the lease and return the equipment. The IFS Sale and Leaseback also provides the Company with up to $10.0 million per year in new five-year operating leases for future expansion or upgrade of photo processing equipment.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Company's Restated Certificate of Incorporation and Restated By-laws, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. The authorized capital stock of the Company consists of 100 million shares of Common Stock and 20 million shares of preferred stock, par value $.01 per share.

COMMON STOCK

     The Company's authorized common stock consists of 100 million shares of Common Stock, par value $.01 per share (of which 3,518,728 shares are Non-Voting Common Stock (Series I), par value $.01 per share). At March 26, 1994, there were 31,642,902 shares of Common Stock (including 605,022 shares of Non-Voting Common Stock) issued and outstanding and employee stock options to purchase an aggregate of 1,407,004 shares of Common Stock outstanding (of which options to purchase an aggregate of 466,110 shares of Common Stock were exercisable at March 26, 1994). In addition, 216,599 shares of Common Stock were reserved for issuance pursuant to the Company's 1993 Stock Option and Incentive Plan. Subject to certain conditions, shares of Common Stock held by any Regulated Banking Stockholder (as defined in the Restated Certificate of Incorporation) may be converted into the same number of shares of Non-Voting Common Stock and shares of Non-Voting Common Stock held by any holder may be converted into the same number of shares of Common Stock.

  Voting Rights

     Each share of Common Stock entitles the holder thereof to one vote in elections of directors and all other matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights, which means that holders of a majority of the outstanding Common Stock voting for the election of directors can elect all directors then being elected. Each share of Non-Voting Common Stock does not entitle the holder thereof to any vote on matters on which the holders of Common Stock are entitled to vote, except on any amendment, repeal or modification of any provision of the Company's Restated Certificate of Incorporation which adversely affect the rights of the holders of Non-Voting Common Stock or as otherwise required by law.

  Dividends

     Subject to the rights of any preferred stock which may be issued by the Board of Directors, each share of Common Stock and Non-Voting Common Stock has an equal and ratable right to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. The terms of the Company's outstanding indebtedness restrict the declaration and payment of dividends on the Common Stock.

  Liquidation

     In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock and Non-Voting Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors and to the holders of any preferred stock of the Company that may be outstanding at the time.

  Other

     The holders of shares of Common Stock and Non-Voting Common Stock have no preemptive, subscription, redemption or conversion rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are fully paid and nonassessable.

  Registrar and Transfer Agent

     Mellon Securities Trust Company acts as Registrar and Transfer Agent for the Common Stock.

PREFERRED STOCK

     The Company's Restated Certificate of Incorporation provides that the Company may issue up to 20 million shares of preferred stock and the Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of preferred stock and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

MANAGEMENT RESTRICTED STOCK

     Prior to the consummation of the IPO, the Management Investors and certain other employees of Eckerd owned shares of Class B common stock, 60% of which was fully vested. The remaining non-vested shares of Class B common stock were designed to vest upon the achievement of specified levels of financial performance and other criteria. Immediately prior to the consummation of the IPO, all shares of vested Class B common stock and 50% of the non-vested shares of Class B common stock were exchanged for Common Stock at the rate of 0.69118 shares of Common Stock for each share of Class B common stock (prior to the Stock Split). The remaining shares of non-vested Class B common stock were exchanged at the same exchange ratio for shares of Common Stock subject to certain restrictions (the "Management Restricted Stock"). The Management Restricted Stock will vest automatically on July 31, 1998 provided that the holder thereof is then employed by the Company. The Management Restricted Stock may vest earlier over a three-year period upon the achievement by the Company of certain levels of performance as indicated by the market price of the Common Stock of the Company during each of the 12-month periods ended July 31, 1994, 1995 and 1996 (each of the dates or events upon which the Management Restricted Stock may vest is referred to as a "Restricted Stock Event"). See "Principal and Selling Stockholders."

CERTIFICATE OF INCORPORATION AND BY-LAWS

     Certain provisions of the Company's Restated Certificate of Incorporation and Restated By-laws could make more difficult non-negotiated acquisitions of the Company. The Board of Directors believes that these provisions will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors. These provisions could have the effect, however, of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company even though such an attempt might be beneficial to the Company and its stockholders.

     Pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors of the Company is divided into three classes serving staggered three-year terms. See "Management." Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock entitled to vote generally in an election of directors. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders.

     The Restated Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders, and prohibits stockholder action by written consent in lieu of a meeting. The Company's Restated By-laws provide that special meetings of stockholders may be called only by the chairman, the president or the secretary of the Company and must be called by any such officer at the request in writing of the Board of Directors. Stockholders may call a special meeting if the holders of not less than 50% of all votes entitled to be cast at a special meeting send a written demand to the Company's Secretary.

     The Restated By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting, and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

     The foregoing summary is qualified in its entirety by the provisions of the Company's Restated Certificate of Incorporation and Restated By-laws, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

LIMITATIONS ON DIRECTORS' LIABILITY

     The Company's Restated Certificate of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"), directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful dividends, distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

     The Company's Restated By-laws provide that the Company shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director, officer, employee or agent of the Company (or serving in any such capacity with another business organization at the request of the Company) if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Company, such director, officer, employee or agent may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Company unless a court determines otherwise.

     The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company or as a director or officer of any subsidiary of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement, as amended, among the Company, the Merrill Lynch Investors, the Management Investors and the other stockholders of Eckerd who held shares prior to the IPO (the "Registration Rights Agreement"), holders of at least 25% of the Common Stock have the right to demand registration under the Securities Act of their shares of Common Stock. Subject to certain exceptions, the Company will be required, at its expense, to register such shares and to include in the registration on request all other shares owned by parties to the Registration Rights Agreement (or their permitted transferees) who notify the Company of their request. In addition, in the event the Company proposes to register any of its equity securities under the Securities Act, each party to the

Registration Rights Agreement (or its permitted transferee) has the incidental right, subject to certain exceptions, to have the shares of the Common Stock then owned by it included in such registration. The Company has agreed that, in the event of any registration of securities owned by a party to the Registration Rights Agreement (or permitted transferee) in accordance with the provisions thereof, it will indemnify such person, and certain related persons, against liabilities incurred in connection with such registration, including liabilities arising under the Securities Act.


     The registration rights of the existing stockholders are subject to certain limitations intended to prevent undue interference with the Company's ability to distribute securities, including, without limitation, the provisions that (i) demand registration rights may not be exercised (other than registration on Form S-4 or S-8) within six months after the effective date of the Company's most recent registration statement and (ii) the holders of more than 1% of the outstanding Common Stock will not offer for public sale any shares owned by them during the seven days before or 120 days after the effective date of any registration statement filed pursuant to the Registration Rights Agreement.


     The Company is effecting the Offerings pursuant to the exercise by the Merrill Lynch Investors and the other Selling Stockholders of their demand registration rights under the Registration Rights Agreement.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of certain of the United States federal tax consequences of the ownership and disposition of shares of Common Stock by non-U.S. holders. For purposes of this discussion, a "non-U.S. holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, or (iii) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder. Furthermore, the following discussion is based on current provisions of the Code, and administrative and judicial interpretations of the Code as of the date hereof, all of which are subject to change. Each prospective non-U.S. holder is urged to consult its own tax adviser with respect to the United States federal income and estate tax consequences and United States state and local tax consequences of owning and disposing of shares of Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

     Dividends. In general, dividends paid to a non-U.S. holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the non-U.S. holder within the United States and
(ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. holder. Dividends effectively connected with such trade or business or attributable to such permanent establishment will generally be subject to United States federal income tax at regular rates and, in the case of a non-U.S. holder which is a corporation, may be subject to the "branch profits tax." To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country. Treasury regulations proposed in 1984 which have not been finally adopted, however, would require non-U.S. holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends.


     Gain on Disposition. A non-U.S. holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) and the non-U.S. holder disposing of the share owned, directly or constructively, at any time during the five-year period preceding the disposition, more than five percent of the Common Stock; (ii) the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. holder; (iii) such non-U.S. holder is an individual, who holds the share as a capital asset and who is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such non-U.S. holder has a "tax home" (as defined for U.S. federal income tax purposes) in the United States and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such non-U.S. holder outside of the United States or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such non-U.S. holder in the United States; or (iv) such non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain United States expatriates.


     Federal Estate Tax. Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includible in the estate for U.S. federal estate tax purposes.

     Backup Withholding and Reporting Requirements. The Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides.

     United States backup withholding tax (which generally is a tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Stock to a non-U.S. holder at an address outside the United States.

     The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a non-U.S. office of a broker will generally, except as noted below, not be subject to backup withholding and information reporting. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a U.S. person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from all sources for certain periods was effectively connected with a United States trade or business (a) information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no actual knowledge to the contrary and (b) backup withholding will not apply unless the broker has actual knowledge that the holder is not a non-U.S. holder.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded (or credited against the non-U.S. holder's United States federal income tax liability, if any), provided that the required information is furnished to the IRS.

     The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Common Stock is subject to change.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the U.S. Purchase Agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "U.S. Underwriters"), the Selling Stockholders have agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters has severally agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below.


                                                                                                        NUMBER OF
              U.S. UNDERWRITERS                                                                          SHARES
- -----------------------------------------------------------------------------------------------------  -----------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated...........................................................................
Bear, Stearns & Co. Inc..............................................................................
Morgan Stanley & Co. Incorporated....................................................................
Raymond James & Associates, Inc. ....................................................................
                                                                                                       -----------
              Total..................................................................................    4,000,000
                                                                                                       -----------
                                                                                                       -----------

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co. Inc., Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. are acting as representatives (the "U.S. Representatives") of the several U.S. Underwriters.


     The Company and the Selling Stockholders have also entered into an International Purchase Agreement (the "International Purchase Agreement") with certain underwriters outside the United States (the "International Underwriters") for whom Merrill Lynch International Limited ("Merrill
Lynch International"), Bear, Stearns International Limited, Morgan Stanley
& Co. International Limited and Raymond James & Associates, Inc. are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 4,000,000 shares to the U.S. Underwriters, the Selling Stockholders have agreed to sell to the International Underwriters, and the International Underwriters severally have agreed to purchase, an aggregate of 1,000,000 shares. The public offering price per share and the underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.


     In the U.S. Purchase Agreement the several U.S. Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to each such Agreement if any of the shares being sold pursuant to such Agreement are purchased and in the International Purchase Agreement the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares being sold pursuant to such agreement if any of the shares being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters and International Underwriters (collectively, the "Underwriters") may be increased. The closings with respect to the sale of the shares to be purchased by the U.S. Underwriters and the International Underwriters are conditioned upon one another.

     The U.S. Underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include U.S. Underwriters) at such price less a concession not in excess of $ per share. The U.S. Underwriters may allow, and
such dealers may reallow, a discount not in excess of $   per share to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Selling Stockholders have granted to the U.S. Underwriters options to purchase up to an aggregate of 600,000 additional shares of Common Stock, and the International Underwriters options to purchase up to an aggregate of 150,000 shares of Common Stock, in each case exercisable for 30 days after the date hereof, to cover over-allotments, if any, at the public offering price, less the underwriting discount. To the extent that the U.S. Underwriters exercise these options, each of the U.S. Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such shares that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock initially offered to the U.S. Underwriters hereby.

     The U.S. Underwriters and the International Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the selling concession.


     Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, and the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.


     For information regarding the ownership by the Merrill Lynch Investors of Common Stock and the representation of affiliates of ML & Co. on the Board of Directors of the Company, see "Management" and "Principal and Selling Stockholders."

     Merrill Lynch and affiliates of Merrill Lynch have from time to time performed, and continue to perform, various investment banking services for the Company, for which customary compensation has been received, including, but not limited to, investment banking services in connection with the Acquisition and related transactions, acting as underwriter of the Company's 11 1/8% Debentures, 13% Discount Debentures and the Notes and acting as one of the representatives of the underwriters in the IPO.

     The Common Stock is listed on the New York Stock Exchange under the symbol "ECK." Because the Company is an affiliate of Merrill Lynch, one of the underwriters, the U.S. Offering is being conducted in accordance with the applicable provisions of Schedule E of the By-Laws of the National Association of Securities Dealers, Inc. In accordance with Schedule E, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent. In addition, under the rules of the New York Stock

Exchange, Merrill Lynch is precluded from issuing research reports that make recommendations with respect to the Common Stock for so long as the Company is an affiliate of Merrill Lynch.



     Pursuant to the Registration Rights Agreement, each holder of at least 1% of the outstanding shares of Common Stock who is a party thereto has agreed, for a period beginning seven days before, and ending 120 days after, the effective date of the Registration Statement of which this Prospectus is a part, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of Common Stock or any securities convertible into or exchangeable for Common Stock, or any rights or warrants to acquire Common Stock. See "Risk Factors--Shares Eligible for Future Sale." Approximately 54.22% of the shares of Common Stock outstanding upon consummation of the Offerings will be subject to such provision. In addition, each of the Company and the executive officers and directors of the Company will agree, for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part, not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock without the prior written consent of the Representatives of the Underwriters.



     The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Underwriters against certain civil liabilities, including liabilities under the Securities Act.

     Merrill Lynch from time to time performs investment banking and other financial services for the Company and affiliates of Merrill Lynch are the Merrill Lynch Investors. See "Principal and Selling Stockholders." In addition to Merrill Lynch, certain of the Underwriters, from time to time, perform investment banking and other financial services for the Company.

                                 LEGAL MATTERS


     Certain legal matters with respect to the Common Stock will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, New York, New York and James M. Santo, Esq., Senior Vice President, Administration of the Company and for certain of the Selling Stockholders by Skadden, Arps, Slate, Meagher & Flom. Certain legal matters will be passed upon for certain of the Selling Stockholders by Solovay & Edlin, P.C., New York, New York. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York. Certain partners of Skadden, Arps, Slate, Meagher & Flom are investors in the Company. Skadden, Arps, Slate, Meagher & Flom and Shearman & Sterling occasionally act as counsel to ML & Co. and its affiliates, including Merrill Lynch Capital Partners and the Merrill Lynch Investors, and Skadden, Arps, Slate, Meagher & Flom occasionally acts as counsel to the other Underwriters.


                                    EXPERTS


     The consolidated financial statements and schedules of the Company and subsidiaries as of January 29, 1994 and January 30, 1993, and for the years ended January 29, 1994, January 30, 1993 and February 1, 1992, included herein and elsewhere in the Registration Statement of which this Prospectus is a part or appearing in the Company's Annual Report on Form 10-K for the period ended January 29, 1994, as amended by the Company's Annual Report on Form 10-K/A for the period ended January 29, 1994, and incorporated herein by reference, have been included or incorporated by reference in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, included or incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, such reports and other information concerning the Company are available for inspection at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005, on which the Common Stock is listed, and at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006, on which the 11 1/8% Debentures are listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to such copy filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-4844) pursuant to the Exchange Act, are incorporated herein by reference and made a part hereof:


        1. The Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1994 dated March 31, 1994.


        2. The description of the Common Stock contained in the Registration Statement on Form 8-A dated July 14, 1993, as amended by Amendment No. 1 to the Registration Statement on Form 8-A dated August 5, 1993.


        3. The Company's Annual Report on Form 10-K/A for the fiscal year ended January 29, 1994 dated April 14, 1994.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated herein by reference). Requests for such copies should be directed to the Treasurer, Eckerd Corporation, 8333 Bryan Dairy Road, Largo, Florida 34647.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                      ECKERD CORPORATION AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS



                                                                          PAGE
                                                                          ----


Independent Auditors' Report............................................   F-2

Consolidated Balance Sheets as of January 29, 1994 and January 30,
  1993..................................................................   F-3
Consolidated Statements of Operations for the years ended January 29,
  1994, January 30, 1993 and February 1, 1992...........................   F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years
  ended January 29, 1994, January 30, 1993 and February 1, 1992.........   F-5
Consolidated Statements of Cash Flows for the years ended January 29,
  1994, January 30, 1993 and February 1, 1992...........................   F-6
Notes to Consolidated Financial Statements..............................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
ECKERD CORPORATION AND SUBSIDIARIES:

     We have audited the accompanying consolidated balance sheets of Eckerd Corporation and subsidiaries as of January 29, 1994 and January 30, 1993, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended January 29, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eckerd Corporation and subsidiaries at January 29, 1994 and January 30, 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 1994, in conformity with generally accepted accounting principles.


                                                             KPMG Peat Marwick


Tampa, Florida
March 18, 1994

                      ECKERD CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     JANUARY 29, 1994 AND JANUARY 30, 1993
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                                       JANUARY 29,   JANUARY 30,
                                                                                           1994          1993
                                                                                       ------------  ------------
    ASSETS
Current assets:
  Cash and short-term interest-bearing deposits plus accrued interest................  $     12,110        18,642
  Receivables, less allowance for doubtful receivables of $5,000 and $5,000..........        92,672        78,555
  Merchandise inventories............................................................       765,653       725,231
  Prepaid expenses and other current assets..........................................         6,232         2,824
                                                                                       ------------  ------------
          Total current assets.......................................................       876,667       825,252
                                                                                       ------------  ------------
Property, plant and equipment, at cost:
  Land...............................................................................        19,260        19,269
  Buildings..........................................................................        73,404        68,196
  Furniture and equipment............................................................       273,867       326,145
  Transportation equipment...........................................................        13,050        14,660
  Leasehold improvements.............................................................       127,480       123,344
                                                                                       ------------  ------------
                                                                                            507,061       551,614
     Less accumulated depreciation...................................................       238,425       223,488
                                                                                       ------------  ------------
          Net property, plant and equipment..........................................       268,636       328,126
                                                                                       ------------  ------------
Excess of cost over net assets acquired, less accumulated amortization of $15,083 and
$12,837..............................................................................        31,594        29,693
Favorable lease interests, less accumulated amortization of $357,912 and $314,917....       177,803       205,057
Unamortized debt expenses............................................................        38,779        19,775
Other assets.........................................................................        24,025        11,019
                                                                                       ------------  ------------
                                                                                       $  1,417,504     1,418,922
                                                                                       ------------  ------------
                                                                                       ------------  ------------
     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Bank debit balances................................................................  $     40,974        12,231
  Current installments of long-term debt (note 4)....................................         1,905         3,669
  Accounts payable...................................................................       363,136       266,468
  Accrued interest...................................................................        17,749        31,962
  Accrued payroll....................................................................        69,085        68,536
  Other accrued expenses.............................................................        77,230        75,359
                                                                                       ------------  ------------
          Total current liabilities..................................................       570,079       458,225
                                                                                       ------------  ------------
Other noncurrent liabilities.........................................................        73,461        74,958
Long-term debt, excluding current installments (note 4)..............................       952,986     1,044,553
14 1/2% cumulative redeemable preferred stock (note 6)...............................       --             75,000
Voting common stock of $.01 par value held by the management group and key employees;
0 and 2,432,456 shares, respectively.................................................       --              9,477
Stockholders' equity (deficit) (notes 1 and 7):
  Preferred stock of $.01 par value. Authorized 20,000,000 shares; none issued or
outstanding..........................................................................       --            --
  Voting common stock of $.01 par value. Authorized 96,481,272 shares; issued
31,031,811 and 23,631,264............................................................           310           236
  Nonvoting common stock of $.01 par value. Authorized 3,518,728 shares; issued
605,022 shares.......................................................................             6             6
  Capital in excess of par value.....................................................       225,560       153,500
  Retained deficit...................................................................      (404,898)     (397,033)
                                                                                       ------------  ------------
          Total stockholders' deficit................................................      (179,022)     (243,291)
Commitments, related party transactions and subsequent event (notes 8, 9 and 10).....
                                                                                       ------------  ------------
                                                                                       $  1,417,504     1,418,922
                                                                                       ------------  ------------
                                                                                       ------------  ------------


          See accompanying notes to consolidated financial statements.

                      ECKERD CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
      YEARS ENDED JANUARY 29, 1994, JANUARY 30, 1993, AND FEBRUARY 1, 1992
                                 (IN THOUSANDS)

                                                                        JANUARY 29,    JANUARY 30,    FEBRUARY 1,
                                                                           1994           1993           1992
                                                                       -------------  -------------  -------------
Sales and other operating revenue....................................  $   4,190,539      3,887,027      3,739,852
                                                                       -------------  -------------  -------------
Costs and expenses:
  Cost of sales, including store occupancy, warehousing, and delivery
expense..............................................................      3,175,375      2,896,479      2,738,545
  Operating and administrative expenses..............................        857,980        855,165        854,209
                                                                       -------------  -------------  -------------
                                                                           4,033,355      3,751,644      3,592,754
                                                                       -------------  -------------  -------------
          Earnings before interest expenses..........................        157,184        135,383        147,098
                                                                       -------------  -------------  -------------
Interest expenses:
  Interest expense, net..............................................        105,999        130,435        126,681
  Amortization of original issue discount and deferred debt
expenses.............................................................          7,216          6,969         16,513
                                                                       -------------  -------------  -------------
          Total interest expenses....................................        113,215        137,404        143,194
                                                                       -------------  -------------  -------------
          Earnings (loss) before income taxes and extraordinary
items................................................................         43,969         (2,021)         3,904
Income tax provision (note 5)........................................          2,556          2,864          2,927
                                                                       -------------  -------------  -------------
          Earnings (loss) before extraordinary items.................         41,413         (4,885)           977
Extraordinary items:
  Early retirement of debt and preferred stock, net of tax benefit of
$929 (note 4(a)).....................................................        (44,354)      --             --
  Tax effect of utilization of net operating loss carryforward (note
5)...................................................................       --                  762          1,680
                                                                       -------------  -------------  -------------
          Net earnings (loss) for the year...........................         (2,941)        (4,123)         2,657
Preferred stock dividends                                                      4,924         10,815         10,823
                                                                       -------------  -------------  -------------
          Net loss available to common shares........................  $      (7,865)       (14,938)        (8,166)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Earnings (loss) per common share:
  Earnings (loss) before extraordinary items.........................  $        1.24           (.59)          (.38)
  Extraordinary items................................................          (1.51)           .03            .06
                                                                       -------------  -------------  -------------
          Net loss...................................................  $        (.27)          (.56)          (.32)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                      ECKERD CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
      YEARS ENDED JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                                 (IN THOUSANDS)

                                                                                     CAPITAL                  TOTAL
                                                        VOTING        NONVOTING     IN EXCESS   RETAINED   STOCKHOLDERS'
                                                        COMMON         COMMON        OF PAR     EARNINGS      EQUITY
                                                         STOCK          STOCK         VALUE    (DEFICIT)    (DEFICIT)
                                                      -----------  ---------------  ---------  ----------  ------------
Balance at February 2, 1991.........................   $     236              6       153,500    (373,929)    (220,187)
Net earnings for the year...........................      --             --            --           2,657        2,657
14 1/2% preferred stock cash dividends..............      --             --            --         (10,823)     (10,823)
                                                      -----------  ---------------  ---------  ----------  ------------
Balance at February 1, 1992.........................         236              6       153,500    (382,095)    (228,353)
Net loss for the year...............................      --             --            --          (4,123)      (4,123)
14 1/2% preferred stock cash dividends..............      --             --            --         (10,815)     (10,815)
                                                      -----------  ---------------  ---------  ----------  ------------
Balance at January 30, 1993.........................         236              6       153,500    (397,033)    (243,291)
Reclassification of common stock previously subject
to put options......................................          21         --             7,279      --            7,300
Common stock sold under employee stock option
plan................................................           1         --               272      --              273
Common stock sold in a Public Stock Offering, net of
expenses of sale....................................          52         --            64,509      --           64,561
Net loss for the year                                     --             --            --          (2,941)      (2,941)
14 1/2% preferred stock cash dividends..............      --             --            --          (4,924)      (4,924)
                                                      -----------  ---------------  ---------  ----------  ------------
Balance at January 29, 1994.........................   $     310              6       225,560    (404,898)    (179,022)
                                                      -----------  ---------------  ---------  ----------  ------------
                                                      -----------  ---------------  ---------  ----------  ------------

          See accompanying notes to consolidated financial statements.

                      ECKERD CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      YEARS ENDED JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                                 (IN THOUSANDS)

                                                                           JANUARY 29,   JANUARY 30,  FEBRUARY 1,
                                                                               1994         1993         1992
                                                                           ------------  -----------  -----------
Cash flows from operating activities:
  Net earnings (loss) for the year.......................................  $     (2,941)     (4,123)       2,657
  Adjustments to reconcile net earnings (loss) for the year to net cash provided by operating activities:
       Extraordinary charge related to early retirement of debt and
preferred stock..........................................................        45,283      --           --
       Depreciation and amortization.....................................        85,068      92,759       97,383
       Amortization of original issue discount and deferred debt
expenses.................................................................         7,216       6,969       16,513
       Increase in receivables...........................................       (13,867)       (633)      (5,907)
       Increase in merchandise inventories...............................       (35,455)    (19,104)     (15,690)
       Decrease (increase) in prepaid expenses and other current
assets...................................................................        (3,408)      1,108          407
       Increase in accounts payable and accrued expenses.................        87,393       1,963       30,595
                                                                           ------------  -----------  -----------
          Net cash provided by operating activities......................       169,289      78,939      125,958
                                                                           ------------  -----------  -----------
Cash flows from investing activities:
  Additions to property, plant and equipment.............................       (33,091)    (51,389)     (49,410)
  Sale of property, plant and equipment..................................        37,942       3,303        2,103
  Sale/Purchase of long-term investments (net)...........................         1,173       1,161       (1,068)
  Acquisition of certain drug store assets...............................       (14,314)    (30,475)      --
  Other..................................................................       (10,158)      1,437       (2,092)
                                                                           ------------  -----------  -----------
          Net cash used in investing activities..........................       (18,448)    (75,963)     (50,467)
                                                                           ------------  -----------  -----------
Cash flows from financing activities:
  Increase (decrease) in bank debit balances.............................        28,743      (5,919)      10,927
  14 1/2% preferred stock cash dividends.................................        (4,924)    (10,815)     (10,823)
  Additions to long-term debt............................................         1,476       1,435        4,227
  Reductions of long-term debt...........................................        (3,769)     (4,730)      (5,561)
  Net reductions of prior credit agreement...............................      (221,723)     34,913      (70,515)
  Net additions under new credit agreement...............................       576,189      --           --
  Redemption of 14 1/2% preferred stock..................................       (75,000)     --           --
  Common stock sold in a public stock offering, net of expenses of
sale.....................................................................        64,561      --           --
  Issuance of 9 1/4% senior subordinated notes...........................       200,000      --           --
  Redemption of 13% and 11 1/8% subordinated debentures..................      (490,165)     --           --
  Redemption of senior notes.............................................      (168,000)     --           --
  Federal and state income taxes.........................................       --             (111)      (1,293)
  Other, including redemption fees and deferred financing costs..........       (64,761)     (7,545)      (2,948)
                                                                           ------------  -----------  -----------
          Net cash provided by (used in) financing activities............      (157,373)      7,228      (75,986)
                                                                           ------------  -----------  -----------
Net increase (decrease) in cash and cash equivalents.....................        (6,532)     10,204         (495)
Cash and short-term interest-bearing deposits plus accrued interest at
beginning of year........................................................        18,642       8,438        8,933
                                                                           ------------  -----------  -----------
Cash and short-term interest-bearing deposits plus accrued interest at
end of year..............................................................  $     12,110      18,642        8,438
                                                                           ------------  -----------  -----------
                                                                           ------------  -----------  -----------

          See accompanying notes to consolidated financial statements.

                      ECKERD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(1) ORGANIZATION OF BUSINESS

  (a) Acquisitions and Merger

     On April 30, 1986, all of the outstanding capital stock of Jack Eckerd Corporation (predecessor company) was acquired by certain affiliates of Merrill Lynch Capital Partners, Inc., affiliates of certain banks which provided a portion of the financing for the acquisition and certain members of management. The acquisition has been accounted for using the purchase method of accounting. The cost of acquiring the capital stock has been allocated to assets based on fair market values at April 30, 1986 as determined by American Appraisal Associates, Inc.

     The excess of cost over net assets acquired at May 1, 1986, as well as subsequent acquisitions, are being amortized on a straight-line basis over a period of 20 years.

     During 1992 and 1993, Eckerd Corporation (Company) purchased fifty-two drug stores (7 stores were closed subsequent to the acquisition) in three transactions at an aggregate cost of $41,926. The operations of such stores, which have been included in the consolidated financial statements from dates of acquisition, are not material to the Company and, accordingly, pro forma comparative operating numbers are not presented.

  (b) Initial Public Offering and Common Stock Exchange

     On August 12, 1993, the Company completed an initial public offering (IPO) in which it issued and sold 5,175,000 shares of its Common Stock par value $.01 per share (Common Stock) for $14.00 per share. In addition in connection with the IPO, the Company amended its Restated Certificate of Incorporation to effect, among other things: i) the reclassification of its Class A common stock and Class B common stock into Common Stock at certain specified rates (Reclassification); ii) a 2-for-3 reverse stock split (Stock Split); iii) the adoption of certain provisions, such as a classified board of directors and the prohibition of stockholder action by written consent, which could make non-negotiated acquisitions of the Company more difficult, and iv) the change of the Company's name from "Jack Eckerd Corporation" to "Eckerd Corporation."


     In connection with the consummation of the IPO, the shareholders of EDS Holdings Inc. (EDS) exchanged their shares for shares of the Company's common stock. This transaction was accounted for as a combination of companies under common control in a manner similar to a pooling of interests.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in the consolidation.

  (b) Definition of Fiscal Year

     The fiscal year ends on the Saturday nearest January 31. Fiscal years 1993, 1992 and 1991 ended January 29, 1994, January 30, 1993 and February 1, 1992, respectively, consisted of 52 weeks.

  (c) Merchandise Inventories

     Inventories consist principally of merchandise held for resale and are based on physical inventories taken throughout the year. Inventories are stated at the lower of cost (last-in, first-out--LIFO) or

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) market. At January 29, 1994 and January 30, 1993, if the first-in, first-out
(FIFO) method of valuing inventories had been used by the Company, inventories would have been higher than reported by approximately $66,100 and $57,600, respectively.

  (d) Income Taxes

     Effective January 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS), "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in income in the period that included the enactment.

     Previously, the Company accounted for income taxes under Accounting Principles Board Opinion No. 11, which did not give recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The adoption of SFAS No. 109 had no material effect on the Company's financial position or results of operations. Prior years' financial statements were not restated.

  (e) Depreciation Policy and Maintenance and Repairs

     Plant and equipment is depreciated principally by the straight-line method over the estimated useful lives of such assets. The principal lives used to compute depreciation are:



Buildings........................................................      16-45
Furniture and equipment..........................................       1-10
Transportation equipment.........................................        1-8
Leasehold improvements...........................................       2-20
                                                                   ---------
                                                                   ---------

     Maintenance and repairs are charged to expense as incurred. The Company's policy is to capitalize expenditures for renewals and betterments and to reduce the asset accounts and the related allowance for depreciation for the cost and accumulated depreciation of items replaced, retired or fully depreciated.

     The 1992 balances for plant and equipment have been restated to reflect the write-off of certain fully depreciated assets during 1993.

  (f) Favorable Lease Interests

     Favorable lease interests represent the present value of the excess of current market rents at dates of acquisition over the below market rents of the Company's then existing operating leases of real property (principally store locations). Such costs are amortized by the interest method over the lives of the favorable leases averaging approximately twenty years.

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  (g) Unamortized Debt Expenses

     Unamortized debt expenses represent underwriting discounts, professional fees and other costs related to the two issues of subordinated debentures which are amortized over the life of the related debentures; and professional fees and other costs related to the Company's long-term debt refinancings (see note 4) which are amortized over the life of the related agreements.

  (h) Original Issue Debt Discount

     Original issue debt discount is the difference between the principal amount of the two issues of subordinated debentures and their issue price to the public. Such discount which is treated as a reduction of the principal amount of such debentures is amortized to provide a level interest cost over the term of the respective debenture issues.

  (i) Advertising Costs

     Advertising costs are expensed when incurred and were $26,758, $45,918 and $47,998 for the years ended January 29, 1994, January 30, 1993 and February 1, 1992, respectively.

  (j) Reclassifications

     Certain amounts have been reclassified in the 1991 and 1992 financial statements to conform to the 1993 financial statement presentation.

  (k) Statement of Cash Flows

     The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     During 1992, the Company converted debentures, which were held by certain members of management, totaling $8,092 to 1,304,289 shares of Common Stock.

     Cash paid for interest was $120,329, $128,896 and $116,661 for the years ended January 29, 1994, January 30, 1993 and February 1, 1992, respectively.

  (1) Earnings (Loss) Per Share

     Primary earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each fiscal year (29,392,805 in 1993, 26,573,902 in 1992, and 25,677,103 in 1991) restated for the August 12,
1993 Reclassification and Stock Split.

(3) EMPLOYEES' BENEFIT PLANS

  (a) Profit Sharing Plan

     The Company has in effect a noncontributory profit sharing plan which covers all regular, full-time employees. The Company makes annual contributions to the Plan at the discretion of the Company's Board of Directors. All funds are held by a bank as trustee under a trust agreement. Included in operating and administrative expenses are charges accrued for contributions to the Plan of $8,765, $7,433 and $8,517 for January 29, 1994, January 30, 1993 and February 1,
1992, respectively.

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(3) EMPLOYEES' BENEFIT PLANS--(CONTINUED)
     Plan assets at fair value, consisting of fixed income securities, the Company's stock and listed stocks, amounted to approximately $199.4 million for the plan year ended December 31, 1993.

  (b) Pension Plans

     The Company has in effect a noncontributory pension plan covering all full-time employees who qualify as to age and length of service. Benefits are computed based on the average annual compensation for the five consecutive years that produce the highest average during the final ten years of creditable service. The Company's policy is to fund the Plan in accordance with minimum Internal Revenue Service (IRS) requirements.

     The Company accounts for pension costs in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."

     The following table sets forth the funded status of the Company's pension plan as of the most recent actuarial measurement dates, December 31, 1993 and 1992:


                                                                                              1994        1993
                                                                                           ----------  ----------
                                                                                           (PROJECTED)
Accumulated benefit obligation at December 31, 1993 (including vested benefits of $24,210 and $22,756 at January 1, 1993 and January 1, 1992, the most recent valuation dates)...  $  (36,829) $  (27,841)
Effect of anticipated future compensation levels and other events........................      (1,806)     --
                                                                                           ----------  ----------
Projected benefit obligation for service rendered to date................................     (38,635)    (27,841)
Plan assets at fair value, consisting of fixed income securities and listed stocks.......      38,139      38,361
                                                                                           ----------  ----------
          Plan assets in excess (less than) projected benefit obligation.................        (496)     10,520
Unrecognized prior service cost..........................................................      (1,281)     (1,442)
Unrecognized net (gain) loss.............................................................       3,974      (4,947)
Unrecognized net asset at January 1, 1987 being amortized over 13 years..................      (3,454)     (4,131)
                                                                                           ----------  ----------
          Accrued pension cost...........................................................  $   (1,257)     --
                                                                                           ----------  ----------
                                                                                           ----------  ----------


     Net periodic pension costs for the years ended January 29, 1994, January 30, 1993 and February 1, 1992 included the following (income) expense components:

                                                                                 1994        1993        1992
                                                                              ----------  ----------  ----------
Service costs (benefits earned during the period)...........................  $    2,818  $    1,300  $    1,197
Interest cost on projected benefit obligation...............................       2,548       2,245       2,351
Return on assets............................................................      (3,271)     (2,707)     (2,710)
Unrecognized prior service cost.............................................        (161)       (161)       (161)
Amortization of transitional asset..........................................        (677)       (677)       (677)
                                                                              ----------  ----------  ----------
          Net periodic pension cost.........................................  $    1,257      --          --
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------
Assumptions used in determining net periodic pension cost were:
  Weighted average discount rate............................................         7.5%          9%          9%
  Weighted average long-term rate of return on assets.......................           9%          9%          9%
  Rate of compensation increases............................................           5%          5%          5%

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(3) EMPLOYEES' BENEFIT PLANS--(CONTINUED)
     The Company has in effect an Executive Supplemental Benefit Plan to provide additional income for its executives after their retirement as well as pre-retirement death benefits to beneficiaries of such executives. Annual benefits will generally be no greater than 25 percent of the participant's salary mid-point on the date the participant retires or separates from service with the Company.

(4) LONG-TERM DEBT

     Long-term debt at January 29, 1994 and January 30, 1993 was:


                                                                                       JANUARY 29,   JANUARY 30,
                                                                                          1994          1993
                                                                                       -----------  -------------
Tranche A term loans, due July 31, 1999 (a)..........................................   $ 429,948        --
Tranche B term loans, due June 15, 2000 (a)..........................................     141,741        --
Revolving credit and bankers acceptances (a).........................................       4,500        --
9 1/4% senior subordinated notes due February 15, 2004, $200,000 face amount (b).....     200,000        --
11 1/8% subordinated debentures due May 1, 2001, $145,500 and 290,500 face amount,
  net of original issue discount of $10,943 and $23,604 (b)(c).......................     134,557         266,896
Bank term/revolving credit and working capital loans and Hancock senior notes, including $9,100 of bankers acceptances, due January 31, 1994 and January 31, 1995
(a)..................................................................................      --             221,723
Senior secured floating rate and fixed rate notes due April 15, 1997 (a).............      --             123,000
13% subordinated debentures, due May 1, 2006, $345,165 face amount (a)...............      --             345,165
11.75% senior notes, due April 15, 1995 (a)..........................................      --              45,000
Variable rate demand industrial development revenue refunding bonds, due $8,250 March
1, 2009 and $10,000 May 1, 2013 (d)..................................................      18,250          18,250
Other (principally notes secured by fixtures and equipment)..........................      25,895          28,188
                                                                                       -----------  -------------
          Total long-term debt.......................................................     954,891       1,048,222
Less amounts due within one year.....................................................       1,905           3,669
                                                                                       -----------  -------------
          Amounts due after one year.................................................   $ 952,986       1,044,553
                                                                                       -----------  -------------
                                                                                       -----------  -------------


     The aggregate minimum annual maturities of long-term debt for the next five fiscal years are: 1994, $1,905; 1995, $67,765; 1996, $85,870; 1997, $85,583 and
1998, $95,040. Although the Tranche A term loan commitment requires a repayment of $28,348 during fiscal year 1994, the Company has excess availability under the revolving credit commitment, and accordingly, has not treated the 1994 required repayment as current.

     (a) On June 15, 1993, The Company entered into a new Credit Agreement, which provides for i) a $650,000 term loan facility (Senior Term Loans) consisting of a six-year amortizing Tranche A term loan facility of $500,000 (Tranche A Term Loans) and a seven-year amortizing Tranche B term loan facility of $150,000 (Tranche B Term Loans); and ii) a $300,000 six-year revolving credit facility ($30,000 of which is available as a swingline loan facility and $155,000 as a letter of credit and bankers' acceptance facility) (Revolving Loans).

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(4) LONG-TERM DEBT--(CONTINUED)
     The Company used the proceeds of (i) Tranche A Term Loan borrowings of $500,000, (ii) Tranche B Term Loan borrowings of $150,000, and (iii) Revolving Loan borrowings of $70,000 to (a) repay in full all amounts outstanding under the prior credit agreement dated as of July 13, 1990, as amended, with Morgan Guaranty Trust Company of New York and other lenders, which consisted of a revolving credit facility and a term loan facility; (b) to prepay in full the Hancock Senior Notes and the 11.75% Senior Notes, (c) to deposit with a trustee an amount sufficient to satisfy and discharge in full all indebtedness under the Floating Rate Notes; (d) to redeem approximately $295,200 of the 13% Discount Debentures (the remaining $50,000 was subsequently redeemed with the proceeds from the issuance of the 9 1/4% Senior Subordinated Notes (note 4(b)); (e) to redeem the 14 1/2% Preferred Stock in full; and (f) to pay fees and expenses in connection with these transactions.

     An extraordinary charge of $44,354 (net of tax benefit of $929) was recognized during the year ended January 29, 1994 in connection with the early repayment of debt and preferred stock from the proceeds of the new Credit Agreement, IPO and the Note issuance (note 4(b)).

     The Tranche A Term Loans and the Revolving Loans bear interest at various rates approximating, at the Companys option (i) Prime plus 1 3/4% or (ii) Adjusted LIBOR plus 2 3/4%. The spread above Prime and LIBOR may decrease by 1/2 of 1% in two separate instances if certain levels of funded debt and ratios of funded debt to specified measures of earnings are achieved by the Company.

     The Tranche B Term Loans bear interest at various rates approximating, at the Company's option (i) Prime plus 2% or (ii) Adjusted LIBOR plus 3%.

     Interest on Prime borrowings will be paid quarterly. Interest on LIBOR borrowings will be payable at the end of the relevant interest period (one, two, three or six month periods, except that with respect to six-month periods, interest shall be payable every three months). The Company is required to pay a commitment fee of 1/2 of 1% per annum on the undrawn amount of the term loan and revolving facilities. The Company is also required to pay Letter of Credit fees and Bankers' Acceptance fees.

     During 1993, the Company entered into interest rate cap agreements relating to the Credit Agreement. The cap agreements are for $200,000 and mature at various dates over the next three years. The cap agreements have an approximate 6% interest rate.

     Principal of the Tranche A Term Loans and the Tranche B Term Loans will be amortized on the following schedule:

                                                                      TRANCHE A    TRANCHE B
FISCAL YEAR                                                           TERM LOAN    TERM LOAN
- -------------------------------------------------------------------  -----------  -----------
1994...............................................................   $  28,348       --
1995...............................................................      66,146       --
1996...............................................................      85,045       --
1997...............................................................      85,045       --
1998...............................................................      85,044         9,449
1999...............................................................      80,320        18,899
2000...............................................................      --           113,393
                                                                     -----------  -----------
                                                                     -----------  -----------

     Principal of the Tranche A Term Loans will be amortized in quarterly payments and mature in full on July 31, 1999. Principal of the Tranche B Term Loans will be amortized in semi-annual payments

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(4) LONG-TERM DEBT--(CONTINUED)
and mature in full on June 15, 2000. The Company has the right to prepay any borrowings under the Credit Agreement in whole or in part at any time.

     The Company is required to prepay borrowings under the Credit Agreement with (i) 50% of the consolidated excess cash flow (as calculated in accordance with the Credit Agreement) of the Company for the preceding fiscal year; (ii) in any fiscal year, the excess of the aggregate net proceeds of dispositions of assets of the Company and its subsidiaries over $6,000; (iii) in any fiscal year, the net proceeds of any incurrence of debt (other than indebtedness permitted under the Credit Agreement); and (iv) all of the net proceeds of any equity issuance until such prepayment or prepayments equal $75,000 (approximately 8,000 remain at January 29, 1994), and thereafter, 75% of such net proceeds. Prepayments are to be applied pro rata between outstanding Tranche A Term loans and Tranche B Term Loans, applied pro rata among scheduled payments, and, after such loans are paid in full, to the Swingline Loans and then the Revolving Loans.

     The borrowings under the Credit Agreement are secured by a pledge of all capital stock of the Company's subsidiaries, as well as substantially all personal property, including inventory and accounts receivable and certain real property (as defined), contain certain restrictive covenants which provide limitations on the Company with respect to incurring debt, the incurring of liens, making investments, payment of dividends and purchase of shares of stock of the Company, payment of lease expenses, consolidations and mergers, sale of assets, and transactions with affiliates. The Credit Agreement also requires the Company to satisfy certain financial ratios. At January 29, 1994, the Company was in compliance with these covenants.

     (b) On November 2, 1993, the Company issued $200,000 aggregate principal amount of 9 1/4% Senior Subordinated Notes (Notes) due February 15, 2004. The Notes are unsecured and subordinated to all existing and future senior debt (as defined) of the Company and are redeemable at the option of the Company, in whole or in part, at any time after February 15, 1999 at various redemption prices (as defined) plus accrued interest to the date of redemption. Interest is payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1994.

     The Company used the net proceeds from the issuance of the Notes to redeem the remaining $50,000 of the 13% Discount Subordinated Debentures and $145,000 of the 11 1/8% Subordinated Debentures (note 4(c)).

     (c) The 11 1/8% subordinated debentures are subordinated to all existing and future senior debt (as defined) of the Company, and are redeemable at the option of the Company, in whole or in part, at anytime at 100% of their principal amount plus accrued interest to the date of redemption. During 1993, $145,000 face amount of these subordinated debentures were redeemed by the Company (note 4(b)).

     (d) The variable rate demand industrial development revenue refunding bonds currently have an interest rate which is a daily rate established by First National Bank of Chicago and is indicative of current bid-side yields of high grade tax-exempt securities. At the Company's option, and under certain conditions, the interest rate may be changed to a monthly rate or a fixed rate. The bonds are secured by the related buildings, leases and letters of credit.

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(5) INCOME TAXES

     For fiscal years 1993, 1992 and 1991, the income tax provision before utilization of net operating losses and extraordinary item amounted to $2,556, $2,864 and $2,927, which differs from amounts computed by applying the Federal and State statutory rates of 38% in the year ended January 29, 1994 and 34% for the years ended January 30, 1993 and February 1, 1992 to earnings (loss) before income taxes and extraordinary items. The actual tax differs from the expected tax (benefit) as follows:

                                                                                          YEAR ENDED
                                                                           -----------------------------------------
                                                                           JANUARY 29,   JANUARY 30,    FEBRUARY 2,
                                                                              1994          1993           1992
                                                                           -----------  -------------  -------------
Expected tax (benefit)...................................................   $  16,708          (687)         1,327
Amortization of goodwill.................................................         709           722            732
Other....................................................................       2,346         2,829            868
                                                                           -----------  -------------  -------------
                                                                               19,763         2,864          2,927
Effect of extraordinary item.............................................     (17,207)       --             --
                                                                           -----------  -------------  -------------
Tax provision before utilization of net operating loss carryforward......   $   2,556         2,864          2,927
                                                                           -----------  -------------  -------------
                                                                           -----------  -------------  -------------

     "Other" consists principally of alternative minimum tax which is caused by differences in net operating loss utilization rates and depreciation. The amount of alternative minimum tax paid is available in future years to offset regular corporate income tax.

     For the years ended January 30, 1993 and February 1, 1992, the Company utilized approximately $762 and $1,680, respectively, of net operating loss carryforwards for financial statement purposes.

     The Company has Federal income tax loss carryforwards of approximately $332,600 for income tax purposes which are available to offset future taxable income, if any, through 2008.

     The Company's Federal income tax returns have been examined through year-end 1984 and any assessments have been paid or accrued. The Federal income tax returns for 1985, 1986, 1987 and 1988 are currently being examined. The Company believes that an adequate provision for income taxes has been made for all open years.

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(5) INCOME TAXES--(CONTINUED)
     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

Deferred tax assets:
  Reserves and other liabilities...............................................  $     16,950
  Other........................................................................         8,318
  Loss carryforwards...........................................................       125,377
  Credit carryforwards.........................................................         5,246
                                                                                 ------------
     Gross deferred tax assets.................................................       155,891
  Less valuation allowance.....................................................      (108,958)
                                                                                 ------------
     Net deferred tax assets...................................................  $     46,933
                                                                                 ------------
                                                                                 ------------
Deferred tax liabilities:
  Inventory....................................................................  $     22,091
  Bad debts....................................................................           846
  Fixed assets.................................................................        23,996
                                                                                 ------------
     Gross deferred tax liabilities............................................  $     46,933
                                                                                 ------------
                                                                                 ------------

     Upon adoption of Statement 109, effective January 31, 1993, the Company determined a valuation allowance requirement in the amount of $108.9 million.

(6) REDEEMABLE PREFERRED STOCK

     As discussed in note 4(a), seventy-five thousand shares of 14 1/2% cumulative redeemable preferred stock with a stated value of $1,000 ($.01 par value) were redeemed during 1993. Dividends of $4,924 were paid during 1993.

(7) STOCKHOLDERS' EQUITY

  (a) Common Stock

     The Company's authorized common stock consists of 100,000,000 shares of Common Stock, par value $.01 per share (of which 3,518,728 shares are Nonvoting Common Stock (Series I), par value $.01 per share).

  (b) Preferred Stock

     The Company's authorized preferred stock consists of 20,000,000 shares. The preferred stock is issuable in series with terms as fixed by the Board of Directors. No preferred stock has been issued.

  (c) Stock Options

     The Company reserves 1,666,667 shares of its Common Stock for the granting of stock options and other incentive awards to officers, directors and key employees under the 1993 Stock Option and Incentive Plan of Eckerd Corporation. Options are granted at prices which are not less than the fair market value of a share of common stock on the date of grant. Commencing three years after the date of

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(7) STOCKHOLDERS' EQUITY--(CONTINUED)
grant, all options are exercisable to the extent of 50%, with an additional 25% exercisable after each of the next two successive years. Unexercised options expire ten years after the date of grant. Options granted under prior plans were surrendered and granted under the terms of the 1993 plan. Shares under option and option prices have been adjusted to reflect the Reclassification and the Stock Split (note 1(b)).


     As of January 29, 1994, January 30, 1993 and February 1, 1992, 222,668,
363,451 and 96,929 shares of Common Stock were available for grant. At January 29, 1994, options for 450,393 shares of Common Stock were exercisable at $.56-$14.00 per share. At January 30, 1993, options for 490,777 shares of Common Stock were exercisable at $.56-$30.00 per share. At February 1, 1992, options for 488,357 shares of Common Stock were exercisable at $.56-$20.62 per share.


     A summary of changes during the years ended January 29, 1994, January 30, 1993 and February 1, 1992 is set forth below:

                                                                                   SHARES UNDER
                                                                                      OPTION      OPTION PRICES
                                                                                   ------------  ----------------
Outstanding February 2, 1991.....................................................      680,881   $     .56-$20.62
  Granted........................................................................       13,533   $   36.00-$37.50
  Exercised......................................................................       (7,200)  $    5.64-$15.75
  Cancelled......................................................................      (14,747)  $    5.64-$36.00
                                                                                   ------------
Outstanding February 1, 1992.....................................................      672,467   $     .56-$37.50
  Granted........................................................................       44,392   $   27.00-$31.47
  Exercised......................................................................      (24,100)  $    5.64-$26.75
  Cancelled......................................................................       (5,799)  $    5.16-$36.00
                                                                                   ------------
Outstanding January 30, 1993.....................................................      686,960   $     .56-$37.50
  Granted........................................................................      855,915   $   10.00-$14.00
  Exercised......................................................................      (74,395)  $    5.64-$ 9.23
  Cancelled......................................................................      (61,476)  $    5.64-$36.00
                                                                                   ------------
Outstanding January 29, 1994.....................................................    1,407,004   $     .56-$14.00
                                                                                   ------------
                                                                                   ------------

     Options previously granted at prices greater than $14.00 per share were modified to $14.00 per share at the date of the IPO.

     No accounting entries will be made until after the options have been exercised at which time the par value of shares sold will be credited to common stock and the excess of the proceeds of the sale over par value of shares sold will be credited to capital in excess of par value.

(8) COMMITMENTS

     The Company conducts the major portion of its retail operations from leased store premises under leases that will expire within the next 25 years. Such leases generally contain renewal options exercisable at the option of the Company. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(8) COMMITMENTS--(CONTINUED)
     The rental expense for the years ended January 29, 1994, January 30, 1993 and February 1, 1992 was:

                                                    JANUARY 29,  JANUARY 30,  FEBRUARY 1,
                                                       1994         1993         1992
                                                    -----------  -----------  -----------
Minimum rentals...................................   $ 110,998      103,689       97,304
Percentage rentals................................      18,369       16,938       15,824
                                                    -----------  -----------  -----------
                                                     $ 129,367      120,627      113,128
                                                    -----------  -----------  -----------
                                                    -----------  -----------  -----------

     At January 29, 1994, minimum rental commitments under noncancelable leases were as follows:

     FISCAL YEAR
- --------------------------------------------------------------------------------
1994............................................................................  $   102,834
1995............................................................................       98,440
1996............................................................................       93,590
1997............................................................................       86,977
1998............................................................................       75,255
Thereafter......................................................................      471,496
                                                                                  -----------
                                                                                  $   928,592
                                                                                  -----------
                                                                                  -----------

     In 1987, the Company entered into an operating lease agreement for 72 stores with a third-party lessor established by an affiliate of Merrill Lynch & Co. (which, through affiliated entities, controls a majority of the Company's common stock). The lease agreement has certain restrictive covenants, which, upon violation by the Company, gives the lessor the right to require the lessee to purchase the leased stores at the remaining balance of the lease contract. At January 29, 1994, the balance subject to the repurchase terms is $38,046. At January 29, 1994, the Company was in compliance with these covenants.


     During 1993, the Company sold certain photo processing equipment to an unrelated third party for approximately $35,000, and entered into a five-year lease with respect to such equipment. No gain or loss was recorded in connection with this transaction. Annual lease payments of $6,892 are required over the term of the lease.



     During 1993, the Company and Integrated Systems Solutions Corporation
(ISSC) entered into a Systems Operations Service Agreement (Service Agreement) pursuant to which ISSC will manage the Company's entire information systems operation, including the implementation of a new point-of-sale system with scanning capabilities. The Service Agreement has a ten year term and the total payments to be made by the Company are expected to be between $320,000 and $440,000 over such term, depending on the optional services utilized.


(9) TRANSACTIONS WITH RELATED PARTIES

     In April 1989, the Company entered into a "Master Lease" agreement with a third-party lessor established by an affiliate of Merrill Lynch & Co. (which, through affiliated entities controls a majority of the Company's common stock) whereby such lessor would finance the acquisition of store sites and

                      ECKERD CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(9) TRANSACTIONS WITH RELATED PARTIES--(CONTINUED) the construction of buildings and acquisition of equipment. As of January 29, 1994, there were 12 stores leased under the agreement with an aggregate cost of approximately $18,400. The Company pays the Merrill Lynch affiliate a structure fee of 1% of the cost of land, buildings and equipment financed under the Master Lease plus an administration fee. The Company paid the Merrill Lynch affiliate fees aggregating $44, $45 and $408 for the years ended January 29, 1994, January 30, 1993 and February 1, 1992, respectively.

     In July 1989, the Company entered into a Placement Agency Agreement with an affiliate of Merrill Lynch & Co. whereby such affiliate would act as exclusive placement agent for the private placement of up to a maximum of $200,000 at any one time, of unsecured notes. The Company did not issue any of these unsecured notes during the years ended January 29, 1994 and January 30, 1993. There were no notes outstanding under this facility at January 29, 1994 and January 30, 1993.

     During 1993, Merrill Lynch & Co., as one of the representatives of the underwriters in the IPO, received underwriting commissions and related fees of $1,847. In addition, as sole underwriter in the issuance of the Notes, Merrill Lynch & Co. received approximately $4,000 in underwriting discounts from the Company.

(10) SUBSEQUENT EVENT

     Effective January 30, 1994, the Company entered into an agreement in principal to sell certain assets of its Vision Group division. The Company does not expect to recognize any significant gain or loss upon disposition.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE OR TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                 -----------
Prospectus Summary.............................           3
The Company....................................           8
Risk Factors...................................           8
Price Range of Common Stock and Dividend
Policy.........................................          13
Capitalization.................................          14
Selected Historical Financial Data.............          15
The 1993 Transactions..........................          17
Pro Forma Financial Data.......................          19
Management's Discussion and Analysis of Results
  of Operations and Financial Condition........          20
Business.......................................          30
Management.....................................          44
Principal and Selling Stockholders.............          47
Description of Certain Indebtedness............          50
Description of Capital Stock...................          55
Certain United States Federal Tax
Considerations.................................          59
Underwriting...................................          61
Legal Matters..................................          64
Experts........................................          64
Available Information..........................          64
Incorporation of Certain Information by
Reference......................................          65
Index to Financial Statements..................         F-1


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                5,000,000 SHARES
                           [ECKERD CORPORATION LOGO]
                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                              MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.

                              MORGAN STANLEY & CO.
                                  INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.

                                     , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                Alt Cover
                                                for Int'l Prospectus

                             SUBJECT TO COMPLETION


                  PRELIMINARY PROSPECTUS DATED APRIL 20, 1994


PROSPECTUS

                                5,000,000 SHARES
                            [ECKERD CORPORATION LOGO]

                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby will be sold by certain stockholders (the "Selling Stockholders") of Eckerd Corporation (the "Company"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares offered hereby.


     Of the 5,000,000 shares offered hereby, 1,000,000 shares are being offered outside the United States and Canada by the International Underwriters (the "International Offering") and 4,000,000 shares are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and together with the International Offering, the "Offerings"). The price to public and the underwriting discount per share will be identical for both Offerings. See "Underwriting."



     The Common Stock is listed on the New York Stock Exchange under the symbol "ECK." On April 19, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $20 1/8 per share. See "Price Range of Common Stock and Dividend Policy."


     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                               PROCEEDS TO
                                                  PRICE TO             UNDERWRITING              SELLING
                                                   PUBLIC               DISCOUNT(1)          STOCKHOLDERS(2)
Per Share.................................            $                      $                      $
Total(3)..................................                    $                    $                        $

(1) The Company and the Selling Stockholders have agreed to indemnify the several International Underwriters and the several U.S. Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) The Company has agreed to pay certain expenses of the Offerings estimated at $675,000.

(3) The Selling Stockholders have granted the International Underwriters and the U.S. Underwriters 30-day options to purchase up to an aggregate of 150,000 and 600,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Selling
    Stockholders will be $            , $            , and $            ,
    respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Common Stock will be made in New
York, New York on or about              , 1994.
                            ------------------------
MERRILL LYNCH INTERNATIONAL LIMITED
                 BEAR, STEARNS INTERNATIONAL LIMITED
                             MORGAN STANLEY & CO.
                                 INTERNATIONAL
                                               RAYMOND JAMES & ASSOCIATES, INC.
                            ------------------------

               The date of this Prospectus is             , 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the International Purchase Agreement (the "International Purchase Agreement") among the Company, the Selling Stockholders, and each of the underwriters named below (the "International Underwriters"), the Selling Stockholders have agreed to sell to each of the International Underwriters, and each of the International Underwriters has severally agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below.


                                                                                                        NUMBER OF
         INTERNATIONAL UNDERWRITERS                                                                      SHARES
- -----------------------------------------------------------------------------------------------------  -----------
Merrill Lynch International Limited..................................................................
Bear, Stearns International Limited..................................................................
Morgan Stanley & Co. International Limited...........................................................
Raymond James & Associates, Inc. ....................................................................
                                                                                                       -----------
              Total..................................................................................    1,000,000
                                                                                                       -----------
                                                                                                       -----------

     Merrill Lynch International Limited ("Merrill Lynch International"), Bear, Stearns International Limited, Morgan Stanley & Co. International Limited and Raymond James & Associates, Inc. are acting as representatives (the "International Representatives") of the several International Underwriters.


     The Company and the Selling Stockholders have also entered into a U.S. Purchase Agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States (the "U.S. Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co. Inc.,
Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. are acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,000,000 shares to the International Underwriters, the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 4,000,000 shares. The public offering price per share and the underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.


     In the International Purchase Agreement the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to each such Agreement if any of the shares being sold pursuant to such Agreement are purchased and in the U.S. Purchase Agreement the several U.S. Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares being sold pursuant to such agreement if any of the shares being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Underwriters and U.S. Underwriters (collectively, the "Underwriters") may be increased. The closings with respect to the sale of the shares to be purchased by the International Underwriters and U.S. Underwriters are conditioned upon one another.

     The International Underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include International Underwriters) at such price less a concession not in excess of $ per share. The International Underwriters may allow, and such dealers may reallow, a discount not in excess
of $   per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Selling Stockholders have granted to the International Underwriters options to purchase up to an aggregate of 150,000 additional shares of Common Stock and the U.S. Underwriters options to purchase up to an aggregate of 600,000 shares of Common Stock, in each case, exercisable for 30 days after the date hereof, to cover over-allotments, if any, at the public offering price, less the underwriting discount. To the extent that the International Underwriters exercise these options, each of the International Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such shares that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock initially offered to the International Underwriters hereby.

     The International Underwriters and the U.S. Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the selling concession.


     Under the terms of the Intersyndicate Agreement, the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States or non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.


     For information regarding the ownership by the Merrill Lynch Investors of Common Stock and the representation of affiliates of ML & Co. on the Board of Directors of the Company, see "Management" and "Principal and Selling Stockholders."

     Merrill Lynch and affiliates of Merrill Lynch have from time to time performed, and continue to perform, various investment banking services for the Company, for which customary compensation has been received, including, but not limited to, investment banking services in connection with the Acquisition and related transactions, acting as underwriter of the Company's 11 1/8% Debentures, 13% Discount Debentures and the Notes and acting as one of the representatives of the underwriters in the IPO.

     Each International Underwriter has agreed that (i) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby in the United Kingdom by means of any document except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 (the "Financial Services Act") with respect to anything done by it in relation to the Common Stock in, from, or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock if that person is of a kind who falls within Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988.



     The Common Stock is listed on the New York Stock Exchange under the symbol "ECK." Because the Company is an affiliate of Merrill Lynch, one of the underwriters, the International Offering is being conducted in accordance with the applicable provisions of Schedule E of the By-Laws of the National Association of Securities Dealers, Inc. In accordance with Schedule E, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent. In addition, under the rules of the New York Stock Exchange, Merrill Lynch is precluded from issuing research reports that make recommendations with respect to the Common Stock for so long as the Company is an affiliate of Merrill Lynch.




     Pursuant to the Registration Rights Agreement, each holder of at least 1% of the outstanding shares of Common Stock who is a party thereto has agreed, for a period beginning seven days before, and ending 120 days after, the effective date of the Registration Statement of which this Prospectus is a part, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of Common Stock or any securities convertible into or exchangeable for Common Stock, or any rights or warrants to acquire Common Stock. See "Risk Factors--Shares Eligible for Future Sale." Approximately 54.22% of the shares of Common Stock outstanding upon consummation of the Offering will be subject to such provision. In addition, each of the Company and the executive officers and directors of the Company will agree, for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part, not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock without the prior written consent of the Representatives of the Underwriters.



     The Company and the Selling Stockholders have agreed to indemnify the International Under writers and the U.S. Underwriters against certain civil liabilities, including liabilities under the Securities Act.

     Merrill Lynch from time to time performs investment banking and other financial services for the Company and affiliates of Merrill Lynch are the Merrill Lynch Investors. See "Principal and Selling Stockholders." In addition to Merrill Lynch, certain of the Underwriters, from time to time, perform investment banking and other financial services for the Company.

                                              [Alternate International]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.



  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE COMPANIES ACT 1985 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING".



  IN THIS PROSPECTUS, REFERENCE TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS UNLESS STATED OTHERWISE.


                            ------------------------

                               TABLE OF CONTENTS




                                                    PAGE
                                                 -----------
Prospectus Summary.............................           3
The Company....................................           8
Risk Factors...................................           8
Price Range of Common Stock and Dividend
Policy.........................................          13
Capitalization.................................          14
Selected Historical Financial Data.............          15
The 1993 Transactions..........................          17
Pro Forma Financial Data.......................          19
Management's Discussion and Analysis of Results
  of Operations and Financial Condition........          20
Business.......................................          30
Management.....................................          44
Principal and Selling Stockholders.............          47
Description of Certain Indebtedness............          50
Description of Capital Stock...................          55
Certain United States Federal Tax
Considerations.................................          59
Underwriting...................................          61
Legal Matters..................................          64
Experts........................................          64
Available Information..........................          64
Incorporation of Certain Information by
Reference......................................          65
Index to Financial Statements..................         F-1


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                5,000,000 SHARES
                           [ECKERD CORPORATION LOGO]
                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                      MERRILL LYNCH INTERNATIONAL LIMITED
                      BEAR, STEARNS INTERNATIONAL LIMITED

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                        RAYMOND JAMES & ASSOCIATES, INC.

                                     , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   APPENDIX
                                      OF
                           OMITTED GRAPHIC MATERIAL

A. Photographs on Inside Front Cover Page of Prospectus:

        1. Pharmacist/customer consultation

        2. Product counter inside Eckerd Drug store

        3. Eckerd Express Photo center interior

        4. Customer check-out area inside Eckerd Drug store

        5. Eckerd Drug store exterior

        6. Customer shopping in Eckerd Drug store

        7. "Eckerd" logo

B. Graphic Material on Page 2 of Prospectus:

        1. Map of number of Eckerd Drug stores by state as listed under the caption "Business--Eckerd Drug Stores" in the Prospectus

C. Photographs on Inside Back Cover Page of Prospectus:

        1. Eckerd Drug store exterior circa 1952

        2. Eckerd Drug store exterior

        3. "Eckerd America's Family Drug Store" logo

        4. "Eckerd '52-'92 40 Years of Caring for You!" logo

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses expected to be incurred in connection with the distribution of the securities being registered, other than the underwriting discounts and commissions. All of the amounts shown are estimates except for the Securities and Exchange Commission and National Association of Securities Dealers, Inc. filing fees.


Securities and Exchange Commission filing fee...................................  $    41,515
National Association of Securities Dealers, Inc. filing fee.....................       12,540
Blue sky fees and expenses (including counsel fees).............................       20,000
Costs of printing and engraving.................................................      200,000
Legal fees and expenses.........................................................      350,000
Accounting fees and expenses....................................................       30,000
Miscellaneous...................................................................       20,945
                                                                                  -----------
     Total......................................................................  $   675,000
                                                                                  -----------
                                                                                  -----------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation contains such a provision.

     Under Article VIII of the Registrant's Restated By-Laws as currently in effect, as well as under Article SEVENTH of the Registrant's Restated Certificate of Incorporation, each person who is or was a director or officer of the Registrant, or who serves or served any other enterprise or organization at the request of the Registrant, shall be indemnified by the Registrant to the full extent permitted by the Delaware General Corporation Law.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who, by reason of the fact that such person is or was a director or officer of such corporation, is made (or threatened to be made) a party to an action other than one brought by or on behalf of the corporation, against reasonable expenses (including attorneys' fees), judgments, fines and settlement payments, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation and, in criminal actions, in addition, had no reasonable cause to believe his conduct was unlawful. In the case of actions on behalf of the corporation, indemnification may extend only to reasonable expenses (including attorneys' fees) and only if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification is permitted in respect of any claim as to which such person is adjudged liable to such corporation except to the extent that a court otherwise provides. To the extent that such person has been successful in defending any action (even one on behalf of the corporation), he is entitled to indemnification for reasonable expenses (including attorneys' fees).

     The indemnification provided for by the Delaware General Corporation Law is not exclusive of any other rights of indemnification, and a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the Delaware General Corporation Law. The Registrant has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation. These agreements, among other things, indemnify the Registrant's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Registrant, on account of services as a director or officer of the Registrant or as a director or officer of any subsidiary of the Registrant, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Registrant.

     The Registrant maintains a liability insurance policy providing coverage for its directors and officers in an amount up to an aggregate limit of $10,000,000 per policy year.

     The designees of the Merrill Lynch Investors who serve on the Company's board of directors also have certain rights to indemnification by ML & Co. and the Merrill Lynch Investors for liabilities incurred in connection with actions taken by them in their capacity as directors of the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:



   1.1 --Form of U.S. Purchase Agreement among the Registrant, the Selling Stockholders and the U.S. Underwriters.
   1.2 --Form of International Purchase Agreement among the Registrant, the Selling Stockholders and the International Underwriters.
  +3.1(i)  --Restated Certificate of Incorporation of the Registrant
             (incorporated by reference to Exhibit 3.1(i) to the Registration Statement on Form S-3 of the Registrant (No. 33-50223)).
  +3.2(ii) --Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2(ii) to the Registration Statement on Form S-3 of the Registrant (No. 33-50223)).
  +4.1     --Form of certificate for the Registrant's Common Stock, par value
             $.01 per share (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-2 of the Registrant (No. 33-64906)).
  +4.2     --Indenture dated as of May 1, 1986 by and between the Registrant and Mellon Bank, N.A. as trustee, relating to the 11 1/8% Subordinated Debentures due 2001 (incorporated by reference to the Registration Statement on Form S-1 of Eckerd Holdings Inc. (No. 33-4576)). (On February 6, 1991, Mellon Bank, N.A. was succeeded by Security Pacific National Trust Company, as trustee.)
  +4.3     --Indenture dated as of May 1, 1986 between the Registrant and
             Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), relating to the Registrant's Discount Subordinated Debentures due 2006 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 of the Registrant (No. 33-10721)).
  +4.4     --Indenture dated as of November 1, 1993 between the Registrant and
             State Street Bank and Trust Company of Connecticut, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Registrant dated October 26, 1993).
  +5.1     --Opinion and consent of James M. Santo, Esq.
 +23.1     --Consent of KPMG Peat Marwick dated March 31, 1994.
 +23.2     --Consent of James M. Santo (included in Exhibit 5.1 hereto).


  23.3     --Consent of KPMG Peat Marwick dated April 20, 1994.

 +24.1     --Powers of Attorney (included in signature pages hereto).

- ---------------


+ Previously filed.

     (b) Financial Statement Schedules:

SCHEDULE V              --Property, Plant and Equipment
SCHEDULE VI             --Accumulated Depreciation and Amortization of Plant
                          and Equipment
SCHEDULE VIII           --Reserves


ITEM 17. UNDERTAKINGS

     1. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     3. The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Largo, State of Florida on April 20, 1994.


                                          ECKERD CORPORATION

                                          By  /s/ SAMUEL G. WRIGHT
                                          ____________________________________
                                                  Samuel G. Wright
                                            Senior Vice President/Finance

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


                     SIGNATURE                                       TITLES                          DATE
- ---------------------------------------------------  ---------------------------------------  -------------------

          /s/ STEWART TURLEY                         Chairman of the Board and Chief               April 20, 1994
    -------------------------------------              Executive Officer
                  Stewart Turley



        /s/ FRANCIS A. NEWMAN                        President, Chief Operating Officer and        April 20, 1994
    -------------------------------------              Director
             Francis A. Newman



           /s/ JOHN W. BOYLE                         Vice Chairman of the Board, Chief             April 20, 1994
    ------------------------------------               Financial Officer and Director (Chief
                   John W. Boyle                       Financial Officer)



        /s/ SAMUEL G. WRIGHT                         Senior Vice President/Finance (Chief          April 20, 1994
    ------------------------------------               Accounting Officer)
                 Samuel G. Wright



                             *                       Director                                      April 20, 1994
    ------------------------------------
                 James T. Doluisio



                             *                       Director                                      April 20, 1994
    ------------------------------------
                  Donald F. Dunn



                             *                       Director                                      April 20, 1994
    ------------------------------------
            Albert J. Fitzgibbons, III



                             *                       Director                                      April 20, 1994
    ------------------------------------
                   Lewis W. Lehr



                             *                       Director                                      April 20, 1994
    ------------------------------------
                 Rupinder S. Sidhu



                             *                       Director                                      April 20, 1994
    ------------------------------------
                 Alexis P. Michas



* By /s/ James M. Santo
     ------------------
        James M. Santo
        Attorney-in-fact


                                                                      SCHEDULE V

                      ECKERD CORPORATION AND SUBSIDIARIES
                         PROPERTY, PLANT AND EQUIPMENT
      YEARS ENDED JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                                 (IN THOUSANDS)



                                                                                       OTHER
                                              BALANCE AT                              CHANGES    BALANCE AT
                                               BEGINNING    ADDITIONS   RETIREMENTS   INCREASE       END
     CLASSIFICATION                            OF PERIOD     AT COST     OR SALES    (DECREASE)   OF PERIOD
- --------------------------------------------  -----------  -----------  -----------  ----------  -----------
Year Ended January 29, 1994:
  Land......................................  $    19,269  $         1   $      10   $   --      $      19,260
  Buildings.................................       68,196        4,381          29          856(a)      73,404
  Furniture and equipment...................      326,145       20,418      59,869           19(a)     273,867
                                                                                            280(b)
                                                                                        (13,126)(a)
  Transportation equipment..................       14,660          104       1,721            7(a)     13,050
  Leasehold improvements....................      123,344        8,187       3,464         (882)(a)   127,480
                                                                                            295(b)
                                              -----------  -----------  -----------  ----------  -----------
                                              $   551,614  $    33,091   $  65,093   $  (12,551) $  $507,061
                                              -----------  -----------  -----------  ----------  -----------
                                              -----------  -----------  -----------  ----------  -----------
Year Ended January 30, 1993:
  Land......................................  $    19,343  $        11   $      85   $   --      $    19,269
  Buildings.................................       66,181        1,337           8          686(a)    68,196
  Furniture and equipment...................      299,169       36,519      11,410        1,867(b)   326,145
  Transportation equipment..................       19,117           33       4,532           42(b)    14,600
                                                                                           (686)(a)
  Leasehold improvements....................      113,995       13,489       4,117          663(b)   123,344
                                              -----------  -----------  -----------  ----------  -----------
                                              $   517,805  $    51,389   $  20,152   $    2,572  $   551,614
                                              -----------  -----------  -----------  ----------  -----------
                                              -----------  -----------  -----------  ----------  -----------
Year Ended February 1, 1992:
  Land......................................  $    19,677  $        10   $     344   $   --      $    19,343
  Buildings.................................       64,640          516          11        1,036(a)    66,181
  Furniture and equipment...................      272,989       33,687       7,507       --          299,169
  Transportation equipment..................       18,052        4,900       3,835       --           19,117
  Leasehold improvements....................      107,361       10,297       2,627       (1,036)(a)  113,995
                                              -----------  -----------  -----------  ----------  -----------
                                              $   482,719  $    49,410   $  14,324   $   --      $   517,805
                                              -----------  -----------  -----------  ----------  -----------
                                              -----------  -----------  -----------  ----------  -----------


- ---------------

Notes:

(a) Transfers from construction in progress and reclassifications.

(b) Acquisition of certain drug store assets.

                                                                     SCHEDULE VI

                      ECKERD CORPORATION AND SUBSIDIARIES
        ACCUMULATED DEPRECIATION AND AMORTIZATION OF PLANT AND EQUIPMENT
       YEARS ENDED JANUARY 29, 1994 JANUARY 30, 1993 AND FEBRUARY 1, 1992
                                 (IN THOUSANDS)

                                                              ADDITIONS                  OTHER
                                                 BALANCE AT    CHARGED                  CHANGES      BALANCE
                                                  BEGINNING      TO      RETIREMENTS   INCREASE      AT END
    CLASSIFICATION                                OF PERIOD   EARNINGS    OR SALES    (DECREASE)    OF PERIOD
- -----------------------------------------------  -----------  ---------  -----------  -----------  -----------
Year Ended January 29, 1994:
  Buildings....................................  $    23,155  $   3,222   $       5    $     198(a) $    26,570
  Furniture and equipment......................      143,547     32,586      23,902           (4)(a)     144,866
                                                                                          (7,361)(a)
  Transportation equipment.....................        8,725      1,303       1,683           --         8,345
  Leasehold improvements.......................       48,061     12,338       1,561         (194)(a)      58,644
                                                 -----------  ---------  -----------  -----------  -----------
                                                 $   223,488  $  49,449   $  27,151    $  (7,361)  $   238,425
                                                 -----------  ---------  -----------  -----------  -----------
                                                 -----------  ---------  -----------  -----------  -----------
Year Ended January 30, 1993:
  Buildings....................................  $    19,135  $   4,058   $     346    $     308(a) $    23,155
  Furniture and equipment......................      117,105     35,717       9,275       --           143,547
  Transportation equipment.....................       10,994      2,029       4,298       --             8,725
  Leasehold improvements.......................       39,349     11,950       2,930         (308)(a)      48,061
                                                 -----------  ---------  -----------  -----------  -----------
                                                 $   186,583  $  53,754   $  16,849    $  --       $   223,488
                                                 -----------  ---------  -----------  -----------  -----------
                                                 -----------  ---------  -----------  -----------  -----------
Year Ended February 1, 1992:
  Buildings....................................  $    15,767  $   3,336   $       6    $      38(a) $    19,135
  Furniture and equipment......................       91,576     32,321       6,803           11(a)     117,105
  Transportation equipment.....................       11,852      2,773       3,631       --            10,994
  Leasehold improvements.......................       30,055     11,124       1,781          (49)(a)      39,349
                                                 -----------  ---------  -----------  -----------  -----------
                                                 $   149,250  $  49,554   $  12,221    $  --       $   186,583
                                                 -----------  ---------  -----------  -----------  -----------
                                                 -----------  ---------  -----------  -----------  -----------

- ---------------

Notes: (a) Reclassifications.

Depreciation is expensed principally by the straight line method over the estimated useful lives of such assets as follows: Buildings 16-45 years; furniture and equipment 1-10 years; transportation equipment 1-8 years and leasehold improvements 2-20 years.

                                                                   SCHEDULE VIII

                      ECKERD CORPORATION AND SUBSIDIARIES
                                    RESERVES
      YEARS ENDED JANUARY 29, 1994, JANUARY 30, 1993 AND FEBRUARY 1, 1992
                                 (IN THOUSANDS)

                                                                    BALANCE AT     CHARGED                   BALANCE
                                                                     BEGINNING       TO                      AT END
     DESCRIPTION                                                     OF PERIOD    EARNINGS    DEDUCTIONS    OF PERIOD
- ------------------------------------------------------------------  -----------  -----------  -----------  -----------
Allowance for doubtful receivables (a):
  Year ended January 29, 1994.....................................   $   5,000    $   7,000    $   7,000    $   5,000
                                                                    -----------  -----------  -----------  -----------
                                                                    -----------  -----------  -----------  -----------
  Year ended January 30, 1993.....................................   $   4,600    $   4,475    $   4,075    $   5,000
                                                                    -----------  -----------  -----------  -----------
                                                                    -----------  -----------  -----------  -----------
  Year ended February 1, 1992.....................................   $   4,250    $   4,155    $   3,805    $   4,600
                                                                    -----------  -----------  -----------  -----------
                                                                    -----------  -----------  -----------  -----------

- ---------------

Notes:

(a) This reserve is deducted from receivables in the balance sheets.

                                 EXHIBIT INDEX


  EXHIBIT                                                                                                     PAGE
  NUMBER                                              DESCRIPTION                                              NO.
- -----------  ---------------------------------------------------------------------------------------------  ---------

    1.1     --Form of U.S. Purchase Agreement among the Registrant, the Selling Stockholders and the U.S. Underwriters.

    1.2     --Form of International Purchase Agreement among the Registrant, the Selling Stockholders and the International Underwriters.
   +3.1(i)  --Restated Certificate of Incorporation of the Registrant (incorporated by reference to
              Exhibit 3.1(i) to the Registration Statement on Form S-3 of the Registrant (No. 33-50223)).
  +3.2(ii)  --Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit
              3.2(ii) to the Registration Statement on Form S-3 of the Registrant (No. 33-50223)).
   +4.1     --Form of certificate for the Registrant's Common Stock, par value $.01 per share
              (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-2 of the
              Registrant (No. 33-64906)).
   +4.2     --Indenture dated as of May 1, 1986 by and between the Registrant and Mellon Bank, N.A. as trustee, relating to the 11 1/8% Subordinated Debentures due 2001 (incorporated by reference to the Registration Statement on Form S-1 of Eckerd Holdings Inc. (No. 33-4576)).
              (On February 6, 1991, Mellon Bank, N.A. was succeeded by Security Pacific National Trust
              Company, as trustee.)
   +4.3     --Indenture dated as of May 1, 1986 between the Registrant and Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), relating to the Registrant's Discount
              Subordinated Debentures due 2006 (incorporated by reference to Exhibit 4.2 to the
              Registration Statement on Form S-1 of the Registrant (No. 33-10721)).
   +4.4     --Indenture dated as of November 1, 1993 between the Registrant and State Street Bank and
              Trust Company of Connecticut, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Registrant dated October 26, 1993).
   +5.1     --Opinion and consent of James M. Santo, Esq.
  +23.1     --Consent of KPMG Peat Marwick dated March 31, 1994.
  +23.2     --Consent of James M. Santo (included in Exhibit 5.1 hereto).

   23.3     --Consent of KPMG Peat Marwick dated April 20, 1994.

  +24.1     --Powers of Attorney (included in signature pages hereto).


- ---------------


+ Previously filed.